    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 20, 1999


                                                      REGISTRATION NO. 333-88651
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2

                                       TO
                                    FORM S-3
                            ------------------------

                             REGISTRATION STATEMENT

                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                GENENTECH, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                          DELAWARE                                                    94-2347624
              (STATE OR OTHER JURISDICTION OF                                      (I.R.S. EMPLOYER
               INCORPORATION OR ORGANIZATION)                                   IDENTIFICATION NUMBER)

                                   1 DNA WAY
                   SOUTH SAN FRANCISCO, CALIFORNIA 94080-4990
                                 (650) 225-1000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                          STEPHEN G. JUELSGAARD, ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                GENENTECH, INC.
                                   1 DNA WAY
                   SOUTH SAN FRANCISCO, CALIFORNIA 94080-4990
                                 (650) 225-1000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

                  RICHARD A. DRUCKER, ESQ.                                    GERALD S. TANENBAUM, ESQ.
                   DAVIS POLK & WARDWELL                                       CAHILL GORDON & REINDEL
                    450 LEXINGTON AVENUE                                            80 PINE STREET
                  NEW YORK, NEW YORK 10017                                     NEW YORK, NEW YORK 10005
                       (212) 450-4000                                               (212) 701-3000

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

If only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, please check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.



                             Subject to Completion

                             Dated October 20, 1999



PROSPECTUS


20,000,000 Shares

[Genentech]

Common Stock


Roche Holdings, Inc. is offering all of these shares of our common stock and will receive all of the proceeds of this offering. Our common stock is listed on the New York Stock Exchange under the symbol "DNA". On October 19, 1999, the closing price of our common stock on that exchange was $137 3/16 per share.


INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 10.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------------------------------------------------
                                                              PRICE TO          UNDERWRITING           PROCEEDS TO
                                                               PUBLIC             DISCOUNT         ROCHE HOLDINGS, INC.
-------------------------------------------------------------------------------------------------------------------------
Per Share                                                $                   $                   $
-------------------------------------------------------------------------------------------------------------------------
Total                                                    $                   $                   $
-------------------------------------------------------------------------------------------------------------------------

Roche Holdings, Inc. has granted the underwriters the right to purchase up to an additional 2,000,000 shares of common stock to cover over-allotments.

J.P. MORGAN & CO.
                  GOLDMAN, SACHS & CO.
                                    MERRILL LYNCH & CO.
                                                      WARBURG DILLON READ LLC
                                                              ROBERTSON STEPHENS

             , 1999

                               TABLE OF CONTENTS

                                              PAGE
Prospectus Summary..........................     1
Risk Factors................................    10
Special Note Regarding Forward-Looking
  Statements................................    15
Dividend Policy.............................    16
Price Range of Special Common Stock.........    16
Price Range of Common Stock.................    16
Unaudited Pro Forma Condensed Consolidated
  Financial Statements......................    17
Selected Consolidated Financial Data........    23
Management's Discussion and Analysis of
  Results of Operations and Financial
  Condition.................................    25
Business....................................    40

                                              PAGE
Management..................................    57
Relationship with Roche.....................    67
Selling Stockholder and Principal
  Stockholders..............................    73
Description of Capital Stock................    74
Material U.S. Federal Tax Considerations for
  Non-U.S. Holders of Common Stock..........    77
Shares Eligible for Future Sale.............    79
Underwriting................................    80
Legal Matters...............................    81
Experts.....................................    81
Where You Can Find More Information.........    82
Index to Consolidated Financial
  Statements................................   F-1

                           -------------------------

In this prospectus, "Genentech," "we," "us" and "our" refer to Genentech, Inc. You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. Roche Holdings, Inc. is offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

We have not taken any action to permit a public offering of the shares of common stock outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of the shares of common stock and the distribution of this prospectus outside the United States.
                           -------------------------

We own or have rights to various copyrights, trademarks and trade names used in our business including the following: Actimmune(R) interferon gamma-1b; Activase(R)(alteplase, recombinant) tissue plasminogen activator; Herceptin(R)(trastuzumab) anti-HER2 antibody; Nutropin(R) (somatropin (rDNA origin) for injection) growth hormone; Nutropin AQ(R) (somatropin (rDNA origin) injection) liquid formulation growth hormone; Nutropin Depot(TM) encapsulated sustained-release growth hormone; Protropin(R) (somatrem for injection) growth hormone; Pulmozyme(R) (dornase alfa, recombinant) inhalation solution; Rituxan(R) (rituximab) antibody; TNKase(TM) (tenecteplase) second generation tissue plasminogen activator; and Xubix(TM)(sibrafiban) oral IIb/IIIa antagonist. This prospectus also includes trademarks, service marks and trade names of other companies.

                               PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. We urge you to read this entire prospectus carefully, including the "Risk Factors" section, the consolidated financial statements and the notes to those statements and the unaudited pro forma condensed consolidated financial statements and the notes to those statements.

                                GENENTECH, INC.


Genentech is a leading biotechnology company that uses human genetic information to discover, develop, manufacture and market human pharmaceuticals for significant unmet medical needs. Twelve of the approved products of biotechnology stem from our science. Science at Genentech focuses primarily on two areas of medicine: cardiovascular and oncology. We also pursue projects where there exists a significant opportunity to fill a therapeutic void in other important areas of medicine, such as with our growth hormone products. In 1998, we had total revenues of $1,150.9 million and net income of $181.9 million.


We manufacture and market the following seven products directly in the United
States:

     - Herceptin(R) antibody for the treatment of certain patients with metastatic breast cancer whose tumors overexpress the human epidermal growth factor receptor2, or HER2, protein;

     - Rituxan(R) (rituximab) antibody for the treatment of patients with relapsed or refractory low-grade or follicular, CD20-positive B-cell non-Hodgkin's lymphoma;

     - Activase(R) tissue plasminogen activator, or t-PA, for the treatment of heart attack, acute ischemic stroke within three hours of the onset of symptoms, and acute massive pulmonary embolism;

     - Protropin(R) growth hormone for the treatment of lack of adequate endogenous growth hormone secretion, or growth hormone deficiency, in children;

     - Nutropin(R) growth hormone for the treatment of growth hormone deficiency in children and adults, growth failure associated with chronic renal insufficiency prior to kidney transplantation and short stature associated with Turner syndrome;

     - Nutropin AQ(R) liquid formulation growth hormone for the same indications as Nutropin; and

     - Pulmozyme(R) inhalation solution for the management of cystic fibrosis.

We receive royalties on sales of our products in Canada, on sales of Pulmozyme outside of the United States and on sales of rituximab outside of the United States (excluding Japan) from F. Hoffmann-La Roche Ltd, an affiliate of Roche Holdings, Inc., commonly known as Hoffmann-La Roche. We receive royalties on sales of growth hormone products and t-PA outside of the United States and Canada through other licensees. We also receive worldwide royalties on six additional licensed products that originated from our technology and are marketed by other companies.

We currently have 17 projects in our development pipeline, including two products or indications in preparation for Phase III clinical trials, five products or indications in Phase III clinical trials, and two products for which Phase III clinical trials have been completed and for which we have made regulatory filings to seek marketing approval in the United States and are awaiting regulatory clearance.

Our principal executive offices are located at 1 DNA Way, South San Francisco, California 94080-4990 and our telephone number is (650) 225-1000.

                     RELATIONSHIP WITH ROCHE HOLDINGS, INC.

Since 1990, Roche Holdings, Inc., a Delaware corporation, commonly known as Roche, has been our majority stockholder. Roche is an indirect, wholly owned subsidiary of Roche Holding Ltd, a Swiss company, and is the holding company for the principal operating subsidiaries of Roche Holding Ltd in the United States. Roche Holding Ltd, through its various direct and indirect subsidiaries, engages primarily in the development and manufacture of pharmaceuticals, vitamins and fine chemicals, diagnostics, flavors and fragrances, and in the business of analytical laboratory services.

On June 30, 1999, we redeemed all of our special common stock held by stockholders, other than Roche, at $82.50 per share in cash and retired all of the shares of special common stock including those held by Roche. On July 23, 1999, Roche completed the sale of 22,000,000 shares of our common stock at $97 per share. As a result, Roche currently owns 82.0% of our common stock.

In July 1999, we entered into certain affiliation arrangements with Roche, amended our licensing and marketing agreement with Hoffmann-La Roche, and entered into a tax sharing agreement with Roche.


Affiliation Arrangements


Our board consists of two Roche directors, three independent directors nominated by a nominating committee currently controlled by Roche, and one Genentech employee. Arthur D. Levinson, Ph.D., the President and Chief Executive Officer of Genentech, serves as the Genentech employee director and chairman of the board. However, under the affiliation agreement, Roche has the right to obtain proportional representation on our board at any time. Roche intends to continue to allow our current management to conduct our business and operations as we have done in the past. However, we cannot assure you that Roche will not implement a new business plan in the future.

Except as follows, the affiliation arrangements do not limit Roche's ability to buy or sell our common stock. If Roche and its affiliates sell their majority ownership of shares of our common stock to a successor, Roche has agreed that it will cause the successor to purchase all shares of our common stock not held by Roche as follows:

     - with consideration, if that consideration is composed entirely of either cash or equity traded on a U.S. national securities exchange, in the same form and amounts per share as received by Roche and its affiliates; and

     - in all other cases, with consideration that has a value per share not less than the weighted average value per share received by Roche and its affiliates as determined by a nationally recognized investment bank.

If Roche owns more than 90% of our common stock for more than two months, Roche has agreed that it will, as soon as reasonably practicable, effect a merger of Genentech with Roche or an affiliate of Roche.

Roche has agreed, as a condition to any merger of Genentech with Roche or the sale of our assets to Roche, that either:

     - the merger or sale must be authorized by the favorable vote of a majority of non-Roche stockholders, provided no person will be entitled to cast more than 5% of the votes at the meeting; or

     - in the event such a favorable vote is not obtained, the value of the consideration to be received by non-Roche stockholders would be equal to or greater than the average of the means of the ranges of fair values for the common stock as determined by two nationally recognized investment banks.

We have agreed not to approve, without the prior approval of the directors designated by Roche:

     - any acquisition, sale or other disposal of all or a portion of our business representing 10% or more of our assets, net income or revenues;

     - any issuance of capital stock except under certain circumstances; or

     - any repurchase or redemption of our capital stock other than a redemption required by the terms of any security and purchases made at fair market value in connection with any of our deferred compensation plans.

For more information about our relationship with Roche and its impact on investors, please read "Relationship with Roche" and "Risk Factors--Roche, Our Controlling Stockholder, May Have Interests That Are Adverse to Yours" below.

Licensing Agreement

We have, in the past, cooperated in various business collaborations with Roche. We expect such cooperation to continue. In 1995, we entered into a licensing and marketing agreement with Hoffmann-La Roche and its affiliates granting it a ten-year option to license to use and sell products in non-U.S. markets. In July 1999, we amended that agreement, the major provisions of which include:

     - extending Hoffmann-La Roche's option until at least 2015;

     - Hoffmann-La Roche may exercise its option to license our products upon the occurrence of any of the following: (1) our decision to file an Investigational New Drug exemption application, or IND, for a product,
       (2) completion of a Phase II trial for a product or (3) if Hoffmann-La Roche previously paid us a fee of $10 million to extend its option on a product, completion of a Phase III trial for that product;

     - we have agreed, in general, to manufacture for and supply to Hoffmann-La Roche its clinical requirements of our products at cost, and its commercial requirements at cost plus a margin of 20%; however, Hoffmann-La Roche will have the right to manufacture our products under certain circumstances;

     - Hoffmann-La Roche has agreed to pay, for each product for which Hoffmann-La Roche exercises its option upon either a decision to file an IND with the U.S. Food and Drug Administration, or FDA, or completion of the Phase II trials, a royalty of 12.5% on the first $100 million on its aggregate sales of that product and thereafter a royalty of 15% on its aggregate sales of that product in excess of $100 million until the later in each country of the expiration of our last relevant patent or 25 years from the first commercial introduction of that product; and

     - Hoffmann-La Roche will pay, for each product for which Hoffmann-La Roche exercises its option after completion of the Phase III trials, a royalty of 15% on its sales of that product until the later in each country of the expiration of our relevant patent or 25 years from the first commercial introduction of that product; however, $5 million of any option extension fee paid by Hoffmann-La Roche will be credited against royalties payable to us in the first calendar year of sales by Hoffmann-La Roche in which aggregate sales of that product exceed $100 million.

For more information about this agreement, see "Business--Licensing Agreements with F. Hoffmann-La Roche Ltd--Amended and Restated Licensing Agreement."

Tax Sharing Agreement

Since the redemption of our special common stock in June 1999, we have been, and we expect to continue to be until the completion of this offering, included in Roche's U.S. consolidated federal income tax group and included with Roche and/or one or more Roche subsidiaries in consolidated or combined income tax groups for certain state and local tax jurisdictions. Beginning on the day after this offering is completed, Genentech will cease to be a member of the consolidated federal income tax group (and certain consolidated or combined state or local income tax groups) of which Roche is the common parent.

Genentech and Roche have entered into a tax sharing agreement. Pursuant to this agreement, Genentech and Roche are to make payments such that, with respect to the period during which Genentech is a member of a Roche consolidated or combined group, the net amount paid by us on account of consolidated or combined income taxes (including any amounts determined to be due as a result of a redetermination of the consolidated or combined income tax liability of a Roche group by reason of an audit) will be determined as if we had filed separate, stand-alone federal, state and local income tax returns as the common parent of an affiliated group of corporations filing consolidated or combined federal, state and local returns rather than a consolidated subsidiary of Roche.

For more information about the tax sharing agreement, you should read "Relationship with Roche--Tax Sharing Agreement."

Roche's Right to Maintain its Percentage Ownership Interest in Our Stock

We expect from time to time to issue additional shares of common stock in connection with our stock option and stock purchase plans, and we may issue additional shares for other purposes. The affiliation agreement requires us to, among other things, establish a stock repurchase program designed to maintain Roche's percentage ownership interest in our common stock. Following the completion of this offering, Roche will own 66.4% of our common stock. In addition, Roche will have a continuing option to buy stock from us at prevailing market prices to maintain its percentage ownership interest. For more information you should read "Relationship with Roche--Roche's Right to Maintain its Percentage Ownership Interest in Our Stock."

                                  THE OFFERING

COMMON STOCK OFFERED BY ROCHE........20,000,000 shares

OVER-ALLOTMENT OPTION FROM ROCHE.....2,000,000 shares

COMMON STOCK OUTSTANDING.............128,481,235 shares

USE OF PROCEEDS......................We will not receive any of the net proceeds from this offering.

DIVIDEND POLICY......................We do not intend to declare or pay any cash dividends on our common stock in the
                                     foreseeable future. We plan to retain any earnings for use in the operation of our business and to fund future growth.

NEW YORK STOCK EXCHANGE SYMBOL......."DNA"

Unless we specifically state otherwise, the information in this prospectus does not take into account the sale of up to 2,000,000 shares of common stock by Roche that the underwriters have the option to purchase solely to cover over-allotments.

The number of shares of our common stock outstanding listed above does not take into account approximately 9,294,105 shares of common stock that may be issued upon exercise of outstanding stock options.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

The following table presents summary consolidated financial data for our company. The historical and pro forma data presented in this table are derived from our reported consolidated financial statements and notes thereto and unaudited pro forma condensed consolidated financial statements and notes thereto, respectively, which are included elsewhere in this prospectus. The pro forma information gives effect to the June 1999 redemption of our special common stock as if it occurred at January 1, 1998 in the case of the statement of operations data. The pro forma information also gives effect to the 1990 through 1997 purchases of our common stock and special common stock by Roche.

The pro forma statement of operations data for the year ended December 31, 1998 includes amortization of goodwill ($154.6 million) and other intangibles ($219.3 million) and reflects the sale of inventories adjusted to fair value (such adjustment totalling $186.2 million) related to the allocation to our financial statements of Roche's purchase prices and our redemption of the special common stock. The pro forma statement of operations data for the six months ended June 30, 1999 includes amortization of goodwill ($77.4 million) and other intangibles ($105.4 million) related to the allocation of Roche's purchase prices and our redemption of the special common stock to our financial statements. The unaudited pro forma statement of operations data for the six months ended June 30, 1999 excludes non-recurring special charges related to the redemption ($1,147.3 million) and an adjustment for the sale of inventories adjusted to fair value as it is assumed that these inventories were sold in 1998 as there is approximately twelve months of inventory on hand. The pro forma statements of operations data also reflect the book tax benefits related to each of these pre-tax pro forma adjustments other than goodwill, which has and will have no book tax benefit. For more information regarding this pro forma data, you should read the "Unaudited Pro Forma Condensed Consolidated Financial Statements" elsewhere in this prospectus.

                                 ------------------------------------------------------------------------------------------------
                                          SIX MONTHS ENDED JUNE 30,                          YEAR ENDED DECEMBER 31,
                                 -------------------------------------------     ------------------------------------------------
                                  PRO FORMA                                       PRO FORMA
                                    1999            1999            1998            1998           1998         1997        1996
                                 -----------     -----------     -----------     -----------     --------     --------     ------
                                 (UNAUDITED)             (UNAUDITED)             (UNAUDITED)
In millions, except per
  share
  data and percentages
STATEMENT OF OPERATIONS DATA
Total revenues..............       $688.8         $  717.6         $532.7         $1,133.7       $1,150.9     $1,016.7     $968.7
  Product sales.............        503.4            503.4          341.0            717.8          717.8        584.9      582.8
  Royalties.................         92.6             92.6          121.9            229.6          229.6        241.1      214.7
  Contract and other........         56.9             77.2           28.9            114.8          114.8        121.6      107.0
  Interest..................         35.9             44.4           40.9             71.5           88.7         69.1       64.2
Total costs and expenses....       $740.4         $1,698.0         $419.6         $1,472.1       $  898.3     $  846.9     $820.8
  Cost of sales.............         98.4             98.4           70.8            324.8          138.6        102.5      104.5
  Research and
     development............        185.0            185.0          191.1            396.2          396.2        470.9      471.1
  Marketing, general and
     administrative.........        214.6            214.6          155.5            358.9          358.9        269.9      240.1
  Special charges
     Legal settlement.......         50.0             50.0             --               --             --           --         --
     Related to
       redemption...........           --          1,147.3             --               --             --           --         --
  Recurring charges related
     to redemption..........        189.7               --             --            387.6             --           --         --
  Interest..................          2.7              2.7            2.2              4.6            4.6          3.6        5.1
Income (loss) before
  taxes.....................       $(51.6)        $ (980.4)        $113.1         $ (338.4)      $  252.6     $  169.8     $147.9
Income tax (benefit)
  provision.................         (5.7)           (71.6)          31.7           (115.3)          70.7         40.8       29.6
Net income (loss)...........       $(45.9)        $ (908.8)        $ 81.4         $ (223.1)      $  181.9     $  129.0     $118.3
Effective tax rate
  (benefit).................          (11)%             (7)%          28%              (34)%          28%          24%        20%
Earnings (loss) per share
  Basic.....................       $(0.36)        $  (7.09)        $ 0.65         $  (1.77)      $   1.45     $   1.05     $ 0.98
  Diluted...................        (0.36)           (7.09)          0.63            (1.77)          1.40         1.02       0.95
Weighted average shares
  outstanding
  Basic.....................        128.1            128.1          125.2            125.8          125.8        123.0      120.6
  Diluted...................        128.1            128.1          129.3            125.8          129.9        126.4      124.0
Actual shares outstanding at
  period-end................        128.6            128.6          125.8            127.1          127.1        124.2      121.4
OTHER DATA
Cash flow from operations...       $121.9         $  123.6         $100.0         $  351.1       $  349.9     $  118.3     $139.7
Depreciation expense........         39.6             39.6           33.8             72.7           72.7         58.9       57.6
Amortization expense........        187.5              4.7            3.4            379.3            5.4          6.6        4.5
Capital expenditures........         41.5             41.5           43.3             88.1           88.1        154.9      141.8

The actual shares outstanding at period end for the six months ended June 30, 1999 is as of June 29, 1999, just prior to the redemption of the special common stock on June 30, 1999.

                                                                -----------
                                                                   AS OF
                                                                 JUNE 30,
                                                                   1999
                                                                -----------
                                                                (UNAUDITED)
In millions
BALANCE SHEET DATA
Cash and cash equivalents, short-term investments and
  long-term marketable securities...........................     $1,721.0
Working capital.............................................        823.1
Goodwill and other intangible assets........................      3,269.6
Total assets................................................      6,369.4
Long-term debt..............................................        150.0
Total liabilities...........................................      1,240.5
Total stockholders' equity..................................      5,128.9
Total liabilities and stockholders' equity..................      6,369.4

                              RECENT DEVELOPMENTS

On October 8, 1999, we announced our 1999 third quarter results.

                                                      ------------------------------------------------------
                                                         NINE MONTHS ENDED             THREE MONTHS ENDED
                                                           SEPTEMBER 30,                  SEPTEMBER 30,
                                                      -----------------------        -----------------------
                                                        1999            1998           1999            1998
                                                      ---------        ------        ---------        ------
                                                            (UNAUDITED)                    (UNAUDITED)
In millions, except per share data
STATEMENT OF OPERATIONS DATA
Total revenues......................................  $ 1,062.9        $846.6        $   345.3        $313.9
  Product sales.....................................      770.4         504.1            267.0         163.1
  Royalties.........................................      138.7         182.6             46.1          60.7
  Contract and other................................       84.7          95.0              7.5          66.1
  Interest..........................................       69.1          64.9             24.7          24.0
Total costs and expenses............................  $ 2,147.0        $645.5        $   449.0        $225.9
  Cost of sales.....................................      191.2         106.1             92.8          35.3
  Research and development..........................      269.6         291.0             84.6          99.9
  Marketing, general and administrative.............      328.2         245.1            113.6          89.6
  Special charges
     Legal settlement...............................       50.0            --               --            --
     Related to redemption..........................    1,205.1            --             57.8            --
  Recurring charges related to redemption...........       98.9            --             98.9            --
  Interest..........................................        4.0           3.3              1.3           1.1
Income (loss) before taxes..........................  $(1,084.1)       $201.1        $  (103.7)       $ 88.0
Income tax (benefit) provision......................     (112.5)         56.3            (40.9)         24.6
Net income (loss)...................................  $  (971.6)       $144.8        $   (62.8)       $ 63.4
Earnings (loss) per share
  Basic.............................................  $   (7.59)       $ 1.15        $   (0.49)       $  .50
  Diluted...........................................      (7.59)         1.12            (0.49)          .49
Weighted average shares outstanding
  Basic.............................................      128.0         125.5            127.9         126.1
  Diluted...........................................      128.0         129.5            127.9         129.9

                                                                  ----------------------
                                                                   AS OF SEPTEMBER 30,
                                                                  ----------------------
                                                                    1999          1998
                                                                  --------      --------
                                                                       (UNAUDITED)
In millions
BALANCE SHEET DATA
Cash and cash equivalents, short-term investments and
  long-term marketable securities...........................      $1,663.7      $1,553.8
Working capital.............................................         897.1         984.8
Goodwill and other intangible assets........................       3,173.9          60.8
Total assets................................................       6,169.4       2,748.3
Long-term debt..............................................         149.7         150.0
Total liabilities...........................................         942.3         500.2
Total stockholders' equity..................................       5,227.1       2,248.1
Total liabilities and stockholders' equity..................       6,169.4       2,748.3

For the three months ended September 30, 1999:

     - Exclusive of special and recurring charges related to the redemption of our special common stock, net income for the third quarter of 1999 would have been $66.9 million, or 51 cents per share, an increase in earnings per share of 4% over the third quarter of 1998. Year-to-date earnings per share in 1999, excluding the legal settlement and redemption special charges and the recurring charges related to the redemption, would have been $1.50 per share, a 34% increase as compared to the same period in 1998.

     - The accounting treatment under U.S. generally accepted accounting principles required us to establish a new accounting basis for our assets and liabilities based on the cost of Roche's 1990 through 1997 purchases of our shares and the redemption of our special common stock on June 30, 1999. Roche's cost of acquiring Genentech was "pushed down" to us and reflected on our financial statements beginning June 30, 1999. On a year-to-date basis, the effect of the push-down accounting on our statement of operations is primarily a non-cash adjustment to earnings. In addition to the push-down impact, the special charge related to the redemption primarily includes the cash-out of certain stock options and a non-cash charge related to the continuance of certain stock options recorded in the second quarter of

       1999 and includes a non-cash charge associated with the remeasurement, for accounting purposes, of certain stock options recorded in the third quarter of 1999.

     - Due primarily to charges related to the redemption, we recorded a third quarter 1999 net loss of $62.8 million, or a net loss of 49 cents per share, as compared to net income of $63.4 million, or 49 cents per share, in the third quarter of 1998.

     - Revenues in the third quarter of 1999 increased 10% to $345.3 million from $313.9 million in the same quarter of 1998. This revenue growth was driven primarily by sales of Herceptin and Rituxan. This revenue increase was recorded even though we experienced a significant decrease in contract and other revenues and royalties as compared to the same period last year. Contract and other revenues in the third quarter of 1998 included a $40 million payment from Roche related to an agreement providing Roche exclusive marketing rights outside the United States for Herceptin.

     - As a result of the June 30, 1999 redemption of our special common stock and related accounting treatment, we began recording recurring charges related to the redemption in the third quarter of 1999. These recurring charges are primarily comprised of the amortization of intangibles and goodwill and were $98.9 million in the quarter. We also recorded a special charge related to the redemption of $57.8 million, which is primarily a non-cash charge associated with the remeasurement, for accounting purposes, of certain stock options.

Product Sales

Sales of marketed products increased 64% in the third quarter of 1999 to $267.0 million from $163.1 million in the third quarter of 1998.

Sales of Herceptin in the third quarter of 1999 were $47.9 million. We first recorded sales for Herceptin of $30.5 million in the fourth quarter of 1998. An increase of physician acceptance of Herceptin has contributed to a positive sales trend and successful penetration into the breast cancer market.

Sales of Rituxan in the third quarter of 1999 increased 84% to $72.6 million from $39.4 million in the third quarter of 1998. This sales increase is due primarily to increased market penetration for the treatment of non-Hodgkin's lymphoma.

Sales of Activase in the third quarter of 1999 increased to $59.2 million from $45.1 million in the third quarter of 1998. This increase in Activase sales is primarily the result of a competitive product not being available in the marketplace. This increase is offset in part by a decline in the overall size of the acute myocardial infarction market due to mechanical reperfusion and continued competition.

Sales of our three growth hormone products, Protropin, Nutropin and Nutropin AQ, increased to $59.9 million in the third quarter of 1999 from $52.9 million in the third quarter of 1998. This increase primarily reflects fluctuations in distributor ordering patterns.

Sales of Pulmozyme increased to $27.0 million in the third quarter of 1999 compared to $24.7 million in the third quarter of 1998. This increase is due primarily to increased market penetration in the early and mild patient populations for the management of cystic fibrosis.

Total Costs and Expenses

Costs and expenses increased during the third quarter of 1999 as compared to the third quarter of 1998 due primarily to the redemption related charges described above, and as a result of the increase in product sales, cost of sales increased to $92.8 million in the third quarter of 1999 from $35.3 million in the third quarter of 1998.

Research and development expenses decreased to $84.6 million in the third quarter of 1999 from $99.9 million in the third quarter of 1998. For the third quarter of 1999, we invested approximately 25% of revenues into research and development, compared to 32% in the third quarter of 1998. This decrease is currently running ahead of the goal of our long-range plan to decrease research and development spending as a percentage of revenues, and is expected to vary over the next several periods as products progress through late-stage clinical trials.

Marketing, general and administrative expenses increased to $113.6 million in the third quarter of 1999 from $89.6 million in the third quarter of 1998. This increase was driven primarily by the growth of Rituxan and the resultant profit sharing expense as well as the introduction of Herceptin.

The income tax benefit of $40.9 million in the third quarter of 1999 reflects the income tax benefit of a portion of the redemption related charges.

                                  RISK FACTORS

You should carefully consider each of the risks and uncertainties described below and all of the other information in this prospectus or incorporated by reference before deciding to invest in shares of our common stock. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

If any of the following risks and uncertainties develop into actual events, our business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of our common stock could decline.

FLUCTUATIONS IN OUR OPERATING RESULTS COULD AFFECT THE PRICE OF OUR COMMON STOCK

Our operating results may vary from period to period for several reasons including, but not limited to:

     - the overall competitive environment for our products;

     - the amount and timing of sales to customers in the United States;

     - the amount and timing of our sales to Hoffmann-La Roche and the timing of its sales to its customers;

     - the timing and volume of bulk shipments to licensees;

     - the availability of third-party reimbursements for the cost of therapy;

     - the effectiveness and safety of our products;

     - the rate of adoption and use of our products for approved indications and additional indications;

     - the potential introduction of new products and additional indications for existing products in 1999 and beyond; and

     - the ability to manufacture sufficient quantities of any particular marketed product.

These fluctuations may not match the expectations of securities analysts and investors. This could cause the trading price of our common stock to decline.

THE RESULTS OF OUR RESEARCH AND DEVELOPMENT ARE UNPREDICTABLE

Successful pharmaceutical product development is highly uncertain and is dependent on numerous factors, many of which are beyond our control. Products that appear promising in the early phases of development may fail to reach the market for numerous reasons, including, but not limited to:

     - they may be found to be ineffective or to have harmful side effects in preclinical or clinical testing;

     - they may fail to receive necessary regulatory approvals;

     - they may turn out to be uneconomical because of manufacturing costs or other factors; or

     - they may be precluded from commercialization by the proprietary rights of others or by competing products or technologies for the same indication.

Success in preclinical and early clinical trials does not ensure that large-scale clinical trials will be successful. Clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. The length of time necessary to complete clinical trials and to submit an application for marketing approval for a final decision by a regulatory authority varies significantly and may be difficult to predict.

Factors affecting our research and development expenses include, but are not limited to:

     - the number of and the outcome of clinical trials currently being conducted by us and/or our collaborators;

     - the number of products entering into development from late-stage research;

     - Hoffmann-La Roche's decisions whether to exercise its options to develop and sell our future products in non-U.S. markets and the timing and amount of any related development cost reimbursement;

     - in-licensing activities, including the timing and amount of related development funding or milestone payments; and

     - future levels of revenues.

ROCHE, OUR CONTROLLING STOCKHOLDER, MAY HAVE INTERESTS THAT ARE ADVERSE TO YOURS

Upon the completion of this offering, Roche will own 66.4% of our outstanding common stock. Roche may in the future, through open market purchases or otherwise, acquire additional shares of our common stock. As our majority stockholder, Roche controls the outcome of actions requiring the approval of our stockholders. Our bylaws provide, among other things, that the composition of our board of directors shall consist of two Roche directors, three independent directors nominated by a nominating committee and one Genentech employee nominated by the nominating committee. As long as Roche owns in excess of 50% of our common stock, Roche directors will comprise two of the three members of the nominating committee. However, at any time until Roche owns less than 5% of our stock, Roche will have the right to obtain proportional representation on our board. Roche intends to continue to allow our current management to conduct our business and operations as we have done in the past. However, we cannot assure you that Roche will not institute a new business plan in the future. The interests of Roche may conflict with the interests of other holders of common stock. See "Relationship with Roche."


The affiliation agreement between us and Roche requires the approval of the directors designated by Roche to make any acquisition or any sale or disposal of all or a portion of our business representing 10% or more of our assets, net income or revenues. Moreover, the affiliation agreement also contains provisions which are designed to enable Roche to maintain its percentage ownership interest in our common stock. These provisions may have the effect of limiting our ability to make acquisitions. The affiliation agreement with Roche requires us to, among other things, establish a stock repurchase program designed to maintain Roche's percentage ownership interest in our common stock. While the dollar amounts associated with these future purchases cannot currently be estimated, such stock repurchases could have a material adverse impact on our liquidity. For more information, see "Relationship with Roche -- Roche's Right to Maintain its Percentage Ownership Interest in Our Stock."


Our certificate of incorporation includes provisions relating to competition by Roche with us, allocations of corporate opportunities, transactions with interested parties and intercompany agreements and provisions limiting the liability of certain people. Our certificate of incorporation provides that any person purchasing or acquiring an interest in shares of our capital stock shall be deemed to have consented to the provisions in the certificate of incorporation relating to competition with Roche, conflicts of interest, corporate opportunities and intercompany agreements, and such consent may restrict such person's ability to challenge transactions carried out in compliance with such provisions. Persons who are directors and/or officers of ours and who are also directors and/or officers of Roche may choose to take action in reliance on such provisions rather than act in a manner that might be favorable to us but adverse to Roche. Two of our directors currently serve as directors, officers and employees of Roche Holding Ltd and its affiliates. For more information, see "Description of Capital Stock -- Certain Provisions of Genentech's Certificate of Incorporation and Bylaws."

WE DEPEND ON SKILLED PERSONNEL AND KEY RELATIONSHIPS

The success of our business depends, in large part, on our continued ability to attract and retain highly qualified management, scientific, manufacturing and sales and marketing personnel, and on our ability to develop and maintain important relationships with leading research institutions and key distributors. Competition for such personnel and relationships is intense. In connection with the redemption of our special common stock, two of our existing employee stock option plans terminated and a number of employee options, including many of those held by senior management, were canceled. We have issued new employee stock options to attract and retain employees. However, certain provisions of our affiliation agreement with Roche are designed to enable Roche to maintain its percentage ownership interest in our common stock, which may limit our flexibility as to the number of shares we are able to grant under our stock option plans. We cannot assure you that we will be able to attract or retain such personnel or maintain such relationships. See "Management -- Treatment of Options in Connection with the Redemption of the Special Common Stock and the Issuance of Options."

WE FACE GROWING AND NEW COMPETITION

We face growing competition in two of our therapeutic markets and expect new competition in a third market. First, in the thrombolytic market, Activase has lost market share and could lose additional market share to Centocor, Inc.'s Retavase(R); the resulting adverse effect on sales could be material. Retavase received approval from the FDA in October 1996 for the treatment of acute myocardial infarction. In addition, Bristol-Myers Squibb recently completed a Phase III trial for another competitive product for the treatment of acute myocardial infarction and it may file for product approval in the near future.

There is also an increasing use of mechanical reperfusion in lieu of thrombolytic therapy for the treatment of acute myocardial infarction, which we expect to continue.

Second, in the growth hormone market, we continue to face increased competition from five other companies with growth hormone products, although one company has been preliminarily enjoined from selling its product. As a result of this competition, we have experienced a loss in new patient market share. Four of these competitors have also received approval to market their existing human growth hormone products for additional indications. As a result of this competition, our sales of Protropin, Nutropin and Nutropin AQ may decline, perhaps significantly.

Third, in the non-Hodgkin's lymphoma market, Coulter Pharmaceutical Inc., or Coulter, has filed a Biologics License Application, or BLA, for a product that would compete with our product Rituxan. We are also aware of other potentially competitive biologic therapies for non-Hodgkin's lymphoma in development.

OTHER COMPETITIVE FACTORS COULD AFFECT OUR PRODUCT SALES

Other competitive factors that could affect our product sales include, but are not limited to:

     - the timing of FDA approval, if any, of competitive products;

     - our pricing decisions and the pricing decisions of our competitors;

     - the degree of patent protection afforded to particular products;

     - the outcome of litigation involving our patents and patents of other companies for products and processes related to production and formulation of those products;

     - the increasing use and development of alternate therapies; and

     - the rate of market penetration by competing products.

IN CONNECTION WITH THE REDEMPTION OF OUR SPECIAL COMMON STOCK WE RECORDED SUBSTANTIAL GOODWILL AND OTHER INTANGIBLES, THE AMORTIZATION OF WHICH WILL ADVERSELY AFFECT OUR EARNINGS

As a result of the redemption of our special common stock, Roche owned all of our outstanding common stock, requiring push-down accounting under generally accepted accounting principles. Push-down accounting required us to establish a new accounting basis for our assets and liabilities, based on Roche's cost in acquiring all of our stock. In other words, Roche's cost of acquiring Genentech was "pushed down" to us and reflected on our financial statements. Push-down accounting required us to record goodwill and other intangible assets of approximately $1,706.0 million and $1,499.0 million, respectively, during the second quarter of 1999. The amortization of this goodwill and other intangible assets will have a significant negative impact on our financial results in future years. In addition, we will continuously evaluate whether events and circumstances have occurred that indicate the remaining balance of this and other intangible assets may not be recoverable. When factors indicate that assets should be evaluated for possible impairment, we may be required to reduce the carrying value of our intangible assets, which could have a material adverse effect on our financial condition and results of operations during the periods in which such a reduction is recognized. We may be required to write down intangible assets in future periods. For more information about push-down accounting, see "Unaudited Pro Forma Condensed Consolidated Financial Statements."

OUR ROYALTY AND CONTRACT REVENUES COULD DECLINE

Royalty and contract revenues in future periods could vary significantly. Major factors affecting these revenues include, but are not limited to:

     - Hoffmann-La Roche's decisions whether to exercise its options to develop and sell our future products in non-U.S. markets and the timing and amount of any related development cost reimbursements;

     - variations in Hoffmann-La Roche's sales and other licensees' sales of licensed products;

     - the conclusion of existing arrangements with other companies and Hoffmann-La Roche;

     - the timing of non-U.S. approvals, if any, for products licensed to Hoffmann-La Roche and other licensees;

     - fluctuations in foreign currency exchange rates;

     - the initiation of new contractual arrangements with other companies;

     - whether and when contract benchmarks are achieved;

     - the failure of or refusal of a licensee to pay royalties; and

     - the expiration or invalidation of patents or other licensed intellectual property.

PROTECTING OUR PROPRIETARY RIGHTS IS DIFFICULT AND COSTLY

The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. Accordingly, the breadth of claims allowed in these companies' patents cannot be predicted. Patent disputes are frequent and can preclude commercialization of products. We have in the past been, are currently, and may in the future be involved in material patent litigation. Patent litigation is costly in its own right and could subject us to significant liabilities to third-parties and, if decided adversely, we may need to obtain third-party licenses at a material cost or cease using the technology or product in dispute. The presence of patents or other proprietary rights belonging to other parties may lead to the termination of the research and development of a particular product. We believe that we have strong patent protection or the potential for strong patent protection for a number of our products that generate sales and royalty revenue or that we are developing. However, the courts will determine the ultimate strength of patent protection of our products and those on which we earn royalties. You should read "Business--Legal Proceedings."

WE ARE EXPOSED TO MARKET RISK

We are exposed to market risk, including changes to interest rates, foreign currency exchange rates and equity investment prices. To reduce the volatility relating to these exposures, we enter into various derivative investment transactions pursuant to our investment and risk management policies and procedures in areas such as hedging and counterparty exposure practices. We could be exposed to losses related to these financial instruments should one of our counterparties default. Variations in interest rates, foreign currency exchange rates and equity investment prices may also affect our financial results. You should read "Management's Discussion and Analysis of Results of Operations and Financial Condition--Market Risk."

WE MAY INCUR MATERIAL LITIGATION COSTS

We are subject to legal proceedings, including those matters described in "Business--Legal Proceedings." Litigation to which we are currently or have been subjected relates to, among other things, our patent and intellectual property rights, licensing arrangements with other persons, product liability and financing activities. We cannot predict with certainty the eventual outcome of pending litigation, and we could be required to incur substantial expense in defending these lawsuits. We have in the past taken substantial special charges relating to certain litigation, including a special charge of $50 million in the first quarter of 1999.

WE MAY INCUR MATERIAL PRODUCT LIABILITY COSTS

The testing and marketing of medical products entail an inherent risk of product liability. We maintain limited product liability insurance coverage. Our business may be materially and adversely affected by a successful product liability claim in excess of our insurance coverage. We cannot assure you that product liability insurance coverage will continue to be available to us in the future on reasonable terms or at all.

OUR PRODUCTS ARE SUBJECT TO GOVERNMENTAL REGULATIONS AND APPROVALS

The pharmaceutical industry is subject to stringent regulation with respect to product safety and efficacy by various federal, state and local authorities. Of particular significance are the FDA's requirements covering research and development, testing, manufacturing, quality control, labeling and promotion of drugs for human use. A pharmaceutical product cannot be marketed in the United States until it has been approved by the FDA, and then can only be marketed for the indications and claims approved by the FDA. As a result of these requirements, the length of time, the level of expenditures and the laboratory and clinical information required for approval of a New Drug Application, or NDA, or a BLA, are substantial and can require a number of years. We cannot be sure that we can obtain necessary regulatory approvals on a timely basis, if at all, for any of the products we are developing, and all of the following could have a material adverse effect on our business:

     - significant delays in obtaining or failing to obtain required approvals;

     - loss of or changes to previously obtained approvals; and

     - failing to comply with existing or future regulatory requirements.

Moreover, it is possible that the current regulatory framework could change or additional regulations could arise at any stage during our product development, which may affect our ability to obtain approval of our products.

OUR STOCK PRICE, LIKE THAT OF MANY BIOTECHNOLOGY COMPANIES, IS HIGHLY VOLATILE

The market prices for securities of biotechnology companies in general have been highly volatile and may continue to be highly volatile in the future. In addition, due to the absence of the put and call that were associated with our special common stock and the reduction in the number of shares of our publicly traded stock, the market price of our common stock has been and may continue to be more volatile than our special common stock was in the past. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our common stock:

     - announcements of technological innovations or new commercial products by us or our competitors;

     - developments concerning proprietary rights, including patents;

     - publicity regarding actual or potential medical results relating to products under development by us or our competitors;

     - regulatory developments in the United States and foreign countries;

     - public concern as to the safety of biotechnology products;

     - economic and other external factors or other disaster or crisis; and

     - period-to-period fluctuations in financial results.

WE MAY LOSE REVENUE OR INCUR SIGNIFICANT COSTS IF YEAR 2000 COMPLIANCE ISSUES ARE NOT PROPERLY ADDRESSED

We use and rely on a wide variety of information technologies, computer systems and scientific and manufacturing equipment containing computer related components (such as programmable logic controllers and other embedded systems). Some of our older computer software programs and equipment are unable to distinguish between the year 1900 and the year 2000. As a result, time-sensitive functions of those software programs and equipment may misinterpret dates after January 1, 2000 to refer to the twentieth century rather than the twenty-first century. This could cause system or equipment shutdowns, failures or miscalculations resulting in inaccuracies in computer output or disruptions of operations, including, among other things, inaccurate processing of financial information and/or temporary inabilities to process transactions, manufacture products or engage in similar normal business activities. In addition to risks associated with our own computer systems and equipment, we have relationships with, and are to varying degrees dependent upon, a large number of third parties that provide information, goods and services to us. These include financial institutions, suppliers, vendors, research and business partners, governmental entities and customers. If significant numbers of these third parties experience failures in their computer systems or equipment due to Year 2000 non-compliance, it could affect our ability to process transactions, manufacture products, or engage in similar normal business activities.

FUTURE SALES BY ROCHE COULD CAUSE THE PRICE OF OUR COMMON STOCK TO DECLINE

Sales of a substantial number of shares of our common stock in the public market following this offering could adversely affect the market price of our common stock. You should read "Shares Eligible for Future Sale."

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained or incorporated by reference in this prospectus are forward-looking statements concerning our operations, economic performance and financial condition. Forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, are included, for example, in the discussions about:

     - our strategy;

     - our future relationship with Roche;

     - our liquidity;

     - product sales, royalties and contract revenues;

     - new product development or product introduction;

     - expenses and net income;

     - our credit risk management;

     - our asset/liability risk management;

     - our operational and legal risks;

     - the assumptions used in our unaudited pro forma condensed consolidated financial statements;

     - our consumer business;

     - Year 2000 issues; and

     - how we may be affected by certain legal proceedings.

These statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied in those statements. Factors that could cause such differences include, but are not limited to, those discussed under "Risk Factors" and "Management's Discussion and Analysis of Results of Operations and Financial Condition."

                                DIVIDEND POLICY

We have never declared or paid cash dividends. We do not intend to declare or pay any cash dividends on our common stock in the foreseeable future. We plan to retain any earnings for use in the operation of our business and to fund future growth.

                      PRICE RANGE OF SPECIAL COMMON STOCK

From October 26, 1995 until June 16, 1999, our special common stock traded on the New York Stock Exchange and the Pacific Exchange under the symbol "GNE".

The following table sets forth the high and low reported sale prices for our special common stock on the NYSE for the periods indicated. Since its issuance, our special common stock was subject to a redemption right, exercisable at the option of Roche, at predetermined prices per share. On June 30, 1999, we redeemed all of our special common stock held by stockholders, other than Roche, at $82.50 per share in cash and retired all of the shares of special common stock including those held by Roche.

                                                              ----------------
                                                              HIGH         LOW
                                                              ----         ---
1997
  First Quarter.............................................  $58          $53 1/4
  Second Quarter............................................   59 1/4       56 1/2
  Third Quarter.............................................   58 15/16     56 1/2
  Fourth Quarter............................................   60 5/8       57 1/2
1998
  First Quarter.............................................  $72 1/2      $59 1/4
  Second Quarter............................................   73 3/4       65 3/4
  Third Quarter.............................................   72 11/16     63 9/16
  Fourth Quarter............................................   79 3/4       68 1/8
1999
  First Quarter.............................................  $88 15/16    $74 1/2
  Second Quarter (through June 16)..........................   90           81 15/16

                          PRICE RANGE OF COMMON STOCK

Since July 20, 1999, our common stock has traded on the New York Stock Exchange under the symbol "DNA". The following table sets forth the high and low reported sale prices for our common stock for the periods indicated.


                                                              -----------------
                                                              HIGH         LOW
                                                              ----         ----
1999
  Third Quarter (beginning July 20).........................  $179 1/2     $116 1/2
  Fourth Quarter (through October 19).......................   174          133 3/4


Our board of directors has approved a 2-for-1 split of our common stock to be effected in the form of a stock dividend to occur after the completion of this offering. No share or per share data or other information in this document has been adjusted to reflect this stock split.

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma condensed consolidated financial statements are presented for illustrative purposes only. These statements are not necessarily indicative of our financial position or results of operations for future periods or the results that actually would have been realized had the Redemption (as defined below) occurred and had push-down accounting for Roche's purchases of our common and special common stock and the Redemption (as defined below) been applied during the specified periods. The unaudited pro forma condensed consolidated financial statements, including the notes thereto, are based on and qualified in their entirety by reference to, and should be read in conjunction with, our reported audited consolidated financial statements and unaudited condensed consolidated financial statements and the notes thereto, which are included elsewhere herein.

The unaudited pro forma condensed consolidated financial statements give effect to our June 30, 1999 redemption of all of our outstanding special common stock held by stockholders other than Roche at a price of $82.50 per share in cash with funds deposited by Roche for such purpose (the "Redemption"), which resulted in Roche owning 100% of our common stock. Roche will account for the Redemption as a purchase of a business, and we are required to push-down the effect of the Redemption and Roche's 1990 through 1997 purchases of our common and special common stock into our consolidated financial statements. Under this method of accounting, our assets and liabilities, including intangible assets, were recorded at their fair values not to exceed the aggregate Roche purchase price, including Roche's transaction costs, at June 30, 1999. In 1990 and 1991 through 1997, Roche purchased 60% and 5%, respectively, of our outstanding stock. The push-down effect of Roche's aggregate purchase price and the Redemption price in our consolidated balance sheet was allocated based on Roche's ownership percentages as if the purchases had occurred at the original purchase dates for the 1990 and 1991 through 1997 purchases and at June 30, 1999 for the Redemption. The unaudited pro forma condensed consolidated statements of operations assume that the purchases had occurred at the original purchase dates for the 1990 and 1991 through 1997 purchases and at January 1, 1998 for the Redemption. The unaudited pro forma condensed consolidated statements of operations exclude the effect of charges for in-process research and development, employee compensation for stock option related transactions, and our transactions costs recorded at the redemption date and in July 1999.

                                GENENTECH, INC.
            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                                                              ----------------------------------------
                                                                        AS OF JUNE 30, 1999
                                                              ----------------------------------------
                                                                 AS          PRO FORMA
                                                              REPORTED      ADJUSTMENTS      PRO FORMA
                                                              ---------    --------------    ---------
In millions
ASSETS
Current assets
  Cash and cash equivalents.................................  $   291.9             --       $   291.9
  Short-term investments....................................      621.1             --           621.1
  Accounts receivable.......................................      191.7             --           191.7
  Inventories...............................................      324.5             --           324.5
  Prepaid expenses and other current assets.................       13.1             --            13.1
                                                              ---------       --------       ---------
          Total current assets..............................    1,442.3             --         1,442.3
Long-term marketable securities.............................      808.0             --           808.0
Property, plant and equipment, net..........................      718.7             --           718.7
Goodwill....................................................    1,706.0             --         1,706.0
Other intangible assets.....................................    1,563.6             --         1,563.6
Other assets................................................      130.8             --           130.8
                                                              ---------       --------       ---------
          Total assets......................................  $ 6,369.4             --       $ 6,369.4
                                                              =========       ========       =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable..........................................  $    32.2             --       $    32.2
  Other accrued liabilities.................................      587.0       $  (23.1)(a)       563.9
                                                              ---------       --------       ---------
          Total current liabilities.........................      619.2          (23.1)          596.1
Long-term debt..............................................      150.0             --           150.0
Deferred income taxes and other long-term liabilities.......      471.3             --           471.3
                                                              ---------       --------       ---------
          Total liabilities.................................    1,240.5          (23.1)        1,217.4
Stockholders' equity
  Common stock..............................................        2.6             --             2.6
  Additional paid-in capital................................    7,026.4           57.8(a)      7,084.2
  Accumulated deficit.......................................   (1,937.9)         (34.7)(a)    (1,972.6)
  Accumulated other comprehensive income....................       37.8             --            37.8
                                                              ---------       --------       ---------
          Total stockholders' equity........................    5,128.9             --         5,152.0
                                                              ---------       --------       ---------
          Total liabilities and stockholders' equity........  $ 6,369.4             --       $ 6,369.4
                                                              =========       ========       =========

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

                                GENENTECH, INC.
       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                                                              -----------------------------------------
                                                                   SIX MONTHS ENDED JUNE 30, 1999
                                                              -----------------------------------------
                                                                 AS           PRO FORMA
                                                              REPORTED       ADJUSTMENTS      PRO FORMA
                                                              ---------      -----------      ---------
In millions, except per share data
Revenues
  Product sales.............................................  $   503.4              --        $ 503.4
  Royalties.................................................       92.6              --           92.6
  Contract and other........................................       77.2       $   (20.3)(b)       56.9
  Interest..................................................       44.4            (8.5)(c)       35.9
                                                              ---------       ---------        -------
          Total revenues....................................      717.6           (28.8)         688.8
Costs and expenses
  Cost of sales.............................................       98.4              --           98.4
  Research and development..................................      185.0              --          185.0
  Marketing, general and administrative.....................      214.6              --          214.6
  Special charges
     Legal settlement.......................................       50.0              --           50.0
     Related to redemption..................................    1,147.3        (1,147.3)(e)         --
  Recurring charges related to redemption
     Goodwill amortization..................................         --            77.4(f)        77.4
     Amortization of other intangibles......................         --           105.4(g)       105.4
     Deferred compensation charges..........................         --             6.9(h)         6.9
  Interest..................................................        2.7              --            2.7
                                                              ---------       ---------        -------
          Total costs and expenses..........................    1,698.0          (957.6)         740.4
                                                              ---------       ---------        -------
Income (loss) before taxes..................................     (980.4)          928.8          (51.6)
Income tax (benefit) provision..............................      (71.6)           65.9(i)        (5.7)
                                                              ---------       ---------        -------
Net income (loss)...........................................  $  (908.8)      $   862.9        $ (45.9)
                                                              =========       =========        =======
Earnings (loss) per share
  Basic.....................................................  $   (7.09)                       $ (0.36)
  Diluted...................................................      (7.09)                         (0.36)
Weighted average shares used to compute earnings (loss) per
  share
  Basic.....................................................      128.1                          128.1
  Diluted...................................................      128.1                          128.1

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

                                GENENTECH, INC.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                                                              ---------------------------------------
                                                                   YEAR ENDED DECEMBER 31, 1998
                                                              ---------------------------------------
                                                                 AS         PRO FORMA
                                                              REPORTED     ADJUSTMENTS      PRO FORMA
                                                              --------    --------------    ---------
In millions, except per share data
Revenues
  Product sales.............................................  $  717.8            --        $  717.8
  Royalties.................................................     229.6            --           229.6
  Contract and other........................................     114.8            --           114.8
  Interest..................................................      88.7       $ (17.2)(c)        71.5
                                                              --------       -------        --------
          Total revenues....................................   1,150.9         (17.2)        1,133.7
Costs and expenses
  Cost of sales.............................................     138.6         186.2(d)        324.8
  Research and development..................................     396.2            --           396.2
  Marketing, general and administrative.....................     358.9            --           358.9
  Recurring charges related to redemption
     Goodwill amortization..................................        --         154.6(f)        154.6
     Amortization of other intangibles......................        --         219.3(g)        219.3
     Deferred compensation amortization.....................        --          13.7(h)         13.7
  Interest..................................................       4.6            --             4.6
                                                              --------       -------        --------
          Total costs and expenses..........................     898.3         573.8         1,472.1
                                                              --------       -------        --------
Income (loss) before taxes..................................     252.6        (591.0)         (338.4)
Income tax provision (benefit)..............................      70.7        (186.0) (i)     (115.3)
                                                              --------       -------        --------
Net income (loss)...........................................  $  181.9       $(405.0)       $ (223.1)
                                                              ========       =======        ========
Earnings (loss) per share
  Basic.....................................................  $   1.45                      $  (1.77)
  Diluted...................................................      1.40                         (1.77)
Weighted average shares used to compute earnings (loss) per
  share
  Basic.....................................................     125.8                         125.8
  Diluted...................................................     129.9                         125.8

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

                                GENENTECH, INC.

                          NOTES TO UNAUDITED PRO FORMA
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  BASIS OF PRESENTATION

Roche will account for the Redemption as a purchase of a business and we were required to push down the effect of the Redemption and Roche's 1990 through 1997 purchases into our consolidated financial statements. Under this method of accounting, Genentech's assets and liabilities, including intangible assets, were recorded at their fair values not to exceed the aggregate purchase price, including Roche's transaction costs, at June 30, 1999. In 1990 and 1991 through 1997 Roche purchased 60% and 5%, respectively, of the outstanding stock of Genentech. Further, in June 1999, we redeemed all of our special common stock held by stockholders other than Roche resulting in Roche owning 100% of our common stock. The push-down effect of Roche's aggregate purchase price and the Redemption price in our consolidated balance sheet was allocated based on Roche's ownership percentages as if the purchases occurred at the original purchase dates for the 1990 and 1991 through 1997 purchases, and at June 30, 1999 for the Redemption. Management of Genentech determined the values of tangible and intangible assets, including in-process research and development, used in allocating the purchase prices. The aggregate purchase prices for the acquisition of all of Genentech's outstanding shares, including Roche's estimated transaction costs of $10.0 million, was $6,604.9 million, consisting of approximately $2,843.5 million for the 1990 and 1991 through 1997 purchases and approximately $3,761.4 million for the Redemption. Approximately $284.5 million of compensation expense related to Genentech's early cash settlement of employee stock options was paid by Genentech and charged to earnings on June 30, 1999, the Redemption date. In addition, we recorded in the second and third quarters of 1999 an aggregate of approximately $102.3 million and $57.8 million, respectively, of non-cash compensation expense in connection with the modification and remeasurement, for accounting purposes, of a number of stock options.

The unaudited pro forma condensed consolidated statements of operations exclude the effect of the non-recurring charges for in-process research and development, the employee-related compensation amounts described above, and our transaction costs. The as reported balance sheet as of June 30, 1999 and the as reported statements of operations for the year ended December 31, 1998 and for the six months ended June 30, 1999 are derived from Genentech's historical consolidated financial statements included elsewhere herein.

The following table shows details of the excess of purchase price over net book value:

                                                              -----------------------------------
                                                                  PURCHASE PERIOD
                                                              -----------------------
                                                              1990 - 1997      1999       TOTAL
                                                              -----------    --------    --------
In millions
Total purchase price........................................   $2,843.5      $3,761.4    $6,604.9
  Less portion of net book value purchased..................      566.6         836.4     1,403.0
                                                               --------      --------    --------
Excess of purchase price over net book value................   $2,276.9      $2,925.0    $5,201.9
                                                               ========      ========    ========

                                GENENTECH, INC.

                          NOTES TO UNAUDITED PRO FORMA
            CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The following table shows the allocation of the excess of the purchase price over net book value:

                                                              ------------------------------------
                                                                  PURCHASE PERIOD
                                                              -----------------------
                                                              1990 - 1997      1999        TOTAL
                                                              -----------    --------    ---------
In millions
Inventories.................................................   $  102.0      $  186.2    $   288.2
Land........................................................         --          16.6         16.6
In-process research and development.........................      500.5         752.5      1,253.0
Developed product technology................................      429.0         765.0      1,194.0
Core technology.............................................      240.5         203.0        443.5
Developed license technology................................      292.5         175.0        467.5
Trained and assembled workforce.............................       32.5          49.0         81.5
Tradenames..................................................       39.0         105.0        144.0
Key distributor relationships...............................        6.5          73.5         80.0
Goodwill....................................................    1,091.2       1,225.2      2,319.6
Deferred tax liability......................................     (456.8)       (629.2)    (1,086.0)
                                                               --------      --------    ---------
          Total.............................................   $2,276.9      $2,925.0    $ 5,201.9
                                                               ========      ========    =========

NOTE 2.  PRO FORMA ADJUSTMENTS

The pro forma adjustments are based on management's estimates of the value and related lives of the tangible and intangible assets acquired. Following is a description of the pro forma adjustments:

(a) Represents the remeasurement, for accounting purposes, of certain converted stock options for the difference between the $82.50 redemption price per share of the Special Common Stock and the $97 July 1999 public offering price per share. The related non-recurring compensation expense, net of related taxes, is reflected as a charge to the accumulated deficit.

(b) Reflects non-recurring gains related to the write-up of marketable securities as a result of the Redemption.

(c) Represents the reduction to interest income at an assumed interest rate of 6% as a result of the cash outlay for the following transactions: (1) approximately $284.5 million paid for the early cash settlement of employee stock options and (2) approximately $3.0 million in Genentech transaction costs related to the July offering.

(d) Represents the amortization, which occurs over a one-year period, of the fair value adjustment to inventory for the Redemption.

(e) Represents the non-recurring charges related to the Redemption consisting of (i) $752.5 million in-process research and development, (ii) $386.8 million of charges associated with the cash out and remeasurement, through June 30, 1999, of employee stock options, and our transaction and other costs.

(f) Represents the amortization of goodwill from Roche's 1990 through 1997 purchases and the Redemption, recognized over a period of 15 years from the related purchase date.

(g) Represents the amortization of other intangible assets from Roche's 1990 through 1997 purchases and the Redemption, recognized over periods ranging from 5 to 15 years from the related purchase date.

(h) Represents compensation expense associated with deferred cash-based compensation arrangements, related to the exchange of stock options at the Redemption date, recognized over an approximate two year period.

(i) Represents the income tax effect of the pro forma adjustments. The benefit attributable to the tax sharing agreement only applies as long as Roche maintains at least an 80% ownership interest.

                      SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with, and are qualified by reference to, "Management's Discussion and Analysis of Results of Operations and Financial Condition," the consolidated financial statements and related notes and the unaudited pro forma consolidated financial statements included elsewhere in this prospectus. The income statement data for the years ended December 31, 1998, 1997 and 1996 and the balance sheet data as of December 31, 1998 and 1997 are derived from, and qualified by reference to, our audited consolidated financial statements included elsewhere in this prospectus, and should be read in conjunction with those consolidated financial statements and related notes. The statement of operations data for the six months ended June 30, 1999 and 1998 and the balance sheet data as of June 30, 1999 and 1998 are derived from our unaudited consolidated financial statements which, in our opinion, have been prepared on the same basis as the audited consolidated financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial position. Results for the six months ended June 30, 1999 are not necessarily indicative of results that may be expected for the entire year.

                                                 --------------------------------------------------------------------------------
                                                   SIX MONTHS ENDED
                                                       JUNE 30,                          YEAR ENDED DECEMBER 31,
                                                 --------------------    --------------------------------------------------------
                                                   1999        1998        1998        1997        1996        1995        1994
                                                 --------    --------    --------    --------    --------    --------    --------
                                                     (UNAUDITED)
In millions, except per share data and
  percentages
STATEMENT OF OPERATIONS DATA
Total revenues.................................  $  717.6    $  532.7    $1,150.9    $1,016.7    $  968.7    $  917.8    $  795.4
  Product sales................................     503.4       341.0       717.8       584.9       582.8       635.3       601.0
  Royalties....................................      92.6       121.9       229.6       241.1       214.7       190.8       126.0
  Contract and other...........................      77.2        28.9       114.8       121.6       107.0        31.2        25.6
  Interest.....................................      44.4        40.9        88.7        69.1        64.2        60.5        42.8
Total costs and expenses.......................  $1,698.0    $  419.6    $  898.3    $  846.9    $  820.8    $  745.6    $  665.8
  Cost of sales................................      98.4        70.8       138.6       102.5       104.5        97.9        95.8
  Research and development.....................     185.0       191.1       396.2       470.9       471.1       363.0       314.3
  Marketing, general and administrative........     214.6       155.5       358.9       269.9       240.1       251.7       248.6
  Special charges
    Legal settlement and other.................      50.0          --          --          --          --        25.0          --
    Related to redemption......................   1,147.3          --          --          --          --          --          --
  Interest.....................................       2.7         2.2         4.6         3.6         5.1         8.0         7.1
Income (loss) before taxes.....................  $ (980.4)   $  113.1    $  252.6    $  169.8    $  147.9    $  172.2    $  129.6
Income tax (benefit) provision.................     (71.6)       31.7        70.7        40.8        29.6        25.8         5.2
Net income (loss)..............................  $ (908.8)   $   81.4    $  181.9    $  129.0    $  118.3    $  146.4    $  124.4
Effective tax rate (benefit)...................        (7)%        28%         28%         24%         20%         15%          4%
Earnings (loss) per share
  Basic........................................  $  (7.09)   $   0.65    $   1.45    $   1.05    $   0.98    $   1.24    $   1.07
  Diluted......................................     (7.09)       0.63        1.40        1.02        0.95        1.20        1.03
Weighted average shares outstanding
  Basic........................................     128.1       125.2       125.8       123.0       120.6       118.3       116.0
  Diluted......................................     128.1       129.3       129.9       126.4       124.0       121.7       120.2
Actual shares outstanding at period-end........     128.6       125.8       127.1       124.2       121.4       119.3       117.2
OTHER DATA
Depreciation expense...........................  $   39.6    $   33.8    $   72.7    $   58.9    $   57.6    $   53.3    $   50.9
Amortization expense...........................       4.7         3.4         5.4         6.6         4.5         5.1         2.6
Capital expenditures...........................      41.5        43.3        88.1       154.9       141.8        70.2        82.8

The special charge in 1995 relates to the merger and agreement with Roche ($21 million) and the resignation of our prior chief executive officer ($4 million).

The legal settlement charge in 1999 relates to a settlement in April 1999 with respect to past human growth hormone promotional practices.

The actual shares outstanding at period end for the six months ended June 30, 1999 is as of June 29, 1999, just prior to the redemption of our special common stock on June 30, 1999.

                               --------------------------------------------------------------------------------
                                  AS OF JUNE 30,                          AS OF DECEMBER 31,
                               --------------------    --------------------------------------------------------
                                 1999        1998        1998        1997        1996        1995        1994
                               --------    --------    --------    --------    --------    --------    --------
                                   (UNAUDITED)
In millions
BALANCE SHEET DATA
Cash and cash equivalents,
  short-term investments and
  long-term marketable
  securities.................  $1,721.0    $1,388.3    $1,604.6    $1,286.5    $1,159.1    $1,096.8    $  920.9
Accounts receivable..........     191.7       180.1       149.7       189.2       197.6       172.2       146.3
Inventories..................     324.5       116.8       148.6       116.0        91.9        93.6       103.2
Working capital..............     823.1     1,004.9       950.6       904.4       705.1       812.0       776.6
Property, plant and
  equipment, net.............     718.7       693.4       700.2       683.3       586.2       503.7       485.3
Other assets.................     130.7       174.2       196.3       177.2       149.2       105.5        61.0
Total assets.................   6,369.4     2,606.7     2,855.4     2,507.6     2,226.4     2,011.0     1,745.1
Total current liabilities....     619.2       267.2       291.3       289.6       250.0       233.4       220.5
Long-term debt...............     150.0       150.0       150.0       150.0       150.0       150.0       150.4
Total liabilities............   1,240.5       447.7       511.6       476.4       425.3       408.9       396.3
Total stockholders' equity...   5,128.9     2,159.0     2,343.8     2,031.2     1,801.1     1,602.0     1,348.8
Total liabilities and
  stockholders' equity.......   6,369.4     2,606.7     2,855.4     2,507.6     2,226.4     2,011.0     1,745.1

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

OVERVIEW

We are a leading biotechnology company that uses human genetic information to discover, develop, manufacture and market human pharmaceuticals for significant unmet medical needs. We manufacture and market seven products directly in the United States, including: Herceptin, Rituxan (rituximab), Activase, Protropin, Nutropin, Nutropin AQ and Pulmozyme.


We receive royalties on sales of products in Canada, on sales of Pulmozyme outside of the United States and on sales of rituximab outside of the United States (excluding Japan) from Hoffmann-La Roche. We also receive royalties on sales of growth hormone products and t-PA outside of the United States and Canada through other licensees. We receive worldwide royalties on five additional licensed products that originated from our technology and are marketed by other companies. We also received royalties for Humulin(R) under an agreement that expired in August 1998.


REDEMPTION OF OUR SPECIAL COMMON STOCK

On June 30, 1999, we redeemed all of our outstanding special common stock held by stockholders other than Roche at a price of $82.50 per share in cash with funds deposited by Roche for that purpose. As a result, Roche's percentage ownership in our outstanding common stock increased from 65% to 100%. Consequently, push-down accounting was required under U.S. generally accepted accounting principles to reflect in our financial statements the amounts paid for our stock in excess of our net book value. Push-down accounting required us to record goodwill and other intangible assets of approximately $1,706.0 million and $1,499.0 million, respectively, onto our balance sheet in the second quarter of 1999. The amortization of this goodwill and other intangible assets will have a significant negative impact on our financial results in the second half of 1999 and in future years. In addition, we will continuously evaluate whether events and circumstances have occurred that indicate any portion of the remaining balance of these intangible assets may not be recoverable. When factors indicate that assets should be evaluated for possible impairment, we may be required to reduce the carrying value of our intangible assets, which could have a material adverse effect on our financial condition and results of operations during the periods in which such a reduction is recognized. Also as a result of push-down accounting, we recorded a charge of $1,147.3 million. This charge includes a non-cash charge of $752.5 million for in-process research and development, $284.5 million for the cash-out of special common stock options and $102.3 million as a non-cash charge for the remeasurement of the value of continuing employee stock options. For more information about push-down accounting, you should read "Unaudited Pro Forma Condensed Consolidated Financial Statements" above.

Stock Options

In connection with the redemption of our special common stock, the following changes with respect to our outstanding stock options occurred:

     - Options for the purchase of approximately 6.8 million shares of special common stock were canceled in accordance with the terms of the applicable stock option plans, and the holders received cash payments in the amount of $82.50 per share, less the exercise price;

     - Options for the purchase of approximately 4.0 million shares of special common stock were converted into options to purchase a like number of shares of common stock at the same exercise price; and

     - Options for the purchase of approximately 4.9 million shares of special common stock were canceled, in accordance with the terms of our 1996 Stock Option/Stock Incentive Plan (the "1996 Plan"). With certain exceptions, we granted new options for the purchase of 1.333 times the number of shares under the previous options with an exercise price of $97 per share. The number of shares that are the subject of these new options, which were issued under our 1999 Stock Plan (the "1999 Plan"), was approximately 5.0 million. Alternative arrangements were provided for certain holders of some of the unvested options under the 1996 Plan.

Our board of directors and Roche, then our sole stockholder, approved the 1999 Plan on July 16, 1999. Under the 1999 Plan, we granted new options to purchase approximately 6.5 million shares (including the 5.0 million shares referred to above) of common stock to approximately 2,400 employees at an exercise price of $97 per share, with the grant of such options made effective as of July 16, 1999.

In connection with these stock option transactions, we recorded or expect to record:

     - In the quarter ended June 30, 1999, (1) cash compensation expense of approximately $284.5 million associated with the cash-out of such stock options and (2) non-cash compensation expense of approximately $102.3 million associated with the remeasurement, for accounting purposes, of the converted options, which non-cash amount represents the difference between each applicable option exercise price and the redemption price of the special common stock;

     - In the quarter ended September 30, 1999, non-cash compensation expense of approximately $57.8 million associated with the remeasurement, for accounting purposes, of the converted options, which non-cash amount represents the difference between the redemption price of the special common stock and the public offering price in the July 1999 public offering; and

     - Over a two-year period, an aggregate of $27.4 million available to be earned by a limited number of employees who elected the alternative arrangements described above.

The July 1999 Public Offering

On July 23, 1999, Roche completed a public offering of our common stock. After the completion of the offering, Roche's percentage ownership of our outstanding common stock was reduced to approximately 82.7%. We did not receive any of the net proceeds from the offering.

Licensing Agreement

In July 1999, we amended our licensing and marketing agreement with Hoffmann-La Roche to provide Hoffmann-La Roche with an option to license to use and sell products in non-U.S. markets until at least 2015. You should read "Business--Relationship with F. Hoffmann-La Roche Ltd" below and the "Subsequent Events (Unaudited)" note in the Notes to Consolidated Financial Statements for additional information.

COMPARISON OF SIX MONTHS ENDED JUNE 30, 1999 AND 1998

The as adjusted information presented below excludes the effect of push-down accounting and the special charge in April 1999 related to the legal settlement.

Revenues

                                                              -------------------------------------------
                                                                       SIX MONTHS ENDED JUNE 30,
                                                              -------------------------------------------
                                                                      1999
                                                              --------------------    1998    AS ADJUSTED
                                                              ACTUAL   AS ADJUSTED   ACTUAL    % CHANGE
                                                              ------   -----------   ------   -----------
In millions

Revenues....................................................  $717.6     $697.3      $532.7        31%
                                                              ======     ======      ======      ====
Product Sales
Herceptin...................................................  $ 86.1     $ 86.1          --        --
Rituxan.....................................................   131.5      131.5      $ 72.5        81%
Activase....................................................   110.1      110.1       109.8        --
Protropin, Nutropin and Nutropin AQ.........................   115.5      115.5       113.2         2
Pulmozyme...................................................    58.8       58.8        43.6        35
Actimmune...................................................     1.4        1.4         1.9       (26)
                                                              ------     ------      ------
          Total product sales...............................  $503.4     $503.4      $341.0        48%
                                                              ======     ======      ======

Herceptin: Net sales of Herceptin, indicated for the treatment of certain patients with metastatic breast cancer who have tumors that overexpress the human epidermal growth factor receptor (HER2) protein, were $46.2 million in the second quarter of 1999. We recorded $39.9 million in net sales of Herceptin in the first quarter of 1999 and $30.5 million of initial net sales in the fourth quarter of 1998 after Herceptin's introduction in September 1998. An increase in physician acceptance of Herceptin has contributed to a positive sales trend and successful penetration into the breast cancer market.

Rituxan: Net sales of Rituxan, indicated for the treatment of patients with relapsed or refractory low-grade or follicular, CD20-positive B-cell non-Hodgkin's lymphoma, a cancer of the immune system, increased 81% in the first six months of 1999 from the comparable period in 1998. This increase was primarily due to increased market penetration for the treatment of B-cell non-Hodgkin's lymphoma. We co-developed Rituxan with IDEC Pharmaceuticals Corporation, commonly known as IDEC, from whom we license Rituxan.

Activase: Net sales of Activase tissue plasminogen activator (t-PA) increased 7% in the second quarter of 1999 from the comparable period in 1998. This increase was due largely to physician initiated usage in peripheral indications previously served by another company's thrombolytic currently in short supply in the marketplace. This increase was offset in part by a continued decline in the overall size of the thrombolytic therapy market due to mechanical reperfusion and continued competition from Centocor, Inc.'s Retavase. Sales of Activase in the first six months of 1999 were comparable to the first six months of last year.

In connection with the acquisition by Roche of Corange Limited in 1998, Roche entered into a consent decree with the Federal Trade Commission. Pursuant to the consent decree, with Roche's acquisition of 100% of our stock or with Roche's control of us under our former governance agreement, Roche would cause us to dismiss, with prejudice, all pending litigation we have against Centocor regarding the rights for the research, development, manufacture or sale of Centocor's Retavase product, and we shall refrain from instituting any new litigation against Centocor challenging or seeking to render invalid any of the patents divested or licensed to Centocor pursuant to the terms of the decree. Roche has requested that we proceed with dismissing such litigations under the consent decree, and we are in process of discussing and resolving with Roche and Centocor how to implement those dismissals.

Protropin, Nutropin and Nutropin AQ: Net sales of our three growth hormone products -- Protropin, Nutropin and Nutropin AQ -- increased slightly in the first six months of 1999 from the comparable period in 1998. These sales variances primarily reflect fluctuations in distributor ordering patterns.

Pulmozyme: Net sales of Pulmozyme increased 35% in the first six months of 1999 from the comparable period in 1998. These increases were primarily due to increased market penetration in the early and mild patient populations for the management of cystic fibrosis.

Royalties, Contract and Other, and Interest Income

                                                              -------------------------------------------
                                                                       SIX MONTHS ENDED JUNE 30,
                                                              -------------------------------------------
                                                                      1999
                                                              --------------------    1998    AS ADJUSTED
                                                              ACTUAL   AS ADJUSTED   ACTUAL    % CHANGE
                                                              ------   -----------   ------   -----------
In millions
Royalties...................................................  $92.6       $92.6      $121.9       (24)%
Contract and other..........................................   77.2        56.9        28.9        97
Interest income.............................................   44.4        44.4        40.9         9

Royalty income decreased by 24% in the first six months of 1999 from the comparable period in 1998. This decrease primarily relates to the expiration of royalties from Lilly in August 1998, partly offset by higher royalties from various licensees.

Contract and other revenues increased in the first six months of 1999 from the comparable period in 1998. This increase was due in part to non-recurring gains related to the write-up of marketable securities as a result of push-down accounting as described above in the "Redemption of Our Special Common Stock." As adjusted contract and other revenues, which excludes the effect of push-down accounting, increased 97% in the first six months of 1999. This increase reflects higher revenues from Hoffmann-La Roche related to a milestone payment for Herceptin and higher revenues from our strategic alliances. In the second quarter of 1999, we received from Immunex Corporation an initial license fee and retroactive royalties pursuant to a licensing agreement with Immunex for Enbrel(R) (etanercept) biologic response modifier, and a milestone payment from Schwarz Pharma AG related to an FDA filing for Nutropin Depot.

Interest income increased 9% in the first six months of 1999 from the comparable period in 1998 primarily due to a higher portfolio balance. The total investment portfolio, consisting of cash and cash equivalents, and short- and long-term marketable securities, increased to $1,721.0 million as of June 30, 1999 from $1,388.3 million as of June 30, 1998 and from $1,604.6 million as of December 31, 1998.

Costs and Expenses

                                                              ---------------------------------------------
                                                                        SIX MONTHS ENDED JUNE 30,
                                                              ---------------------------------------------
                                                                       1999
                                                              ----------------------    1998    AS ADJUSTED
                                                               ACTUAL    AS ADJUSTED   ACTUAL    % CHANGE
                                                              --------   -----------   ------   -----------
In millions

Cost of sales...............................................  $   98.4     $ 98.4      $ 70.8       39%
Research and development....................................     185.0      184.9       191.1       (3)
Marketing, general and administrative.......................     214.6      214.6       155.5       38
Legal settlement............................................      50.0         --          --       --
Special charge related to redemption........................   1,147.3         --          --       --
Interest expense............................................       2.7        2.7         2.2       23
                                                              --------     ------      ------
          Total costs and expenses..........................  $1,698.0     $500.6      $419.6       19%
                                                              ========     ======      ======

Cost of Sales: Cost of sales increased 39% in the first six months of 1999 from the comparable period in 1998 primarily due to increased product sales.

Research and Development: In the first six months of 1999, research and development expenses decreased from the comparable period in 1998. For the first six months of 1999, we invested 27% of as adjusted revenues into research and development compared to 36% from a year ago. The decrease in the first six months of 1999 and the lower ratios reflect our long-range plan to reduce research and development spending as a percent of revenues as products progress through late-stage clinical trials and revenues increase.

Marketing, General and Administrative: Marketing, general and administrative expenses increased 38% in the first six months of 1999 from the comparable period in 1998. This increase was driven mainly by the growth of Rituxan and the resultant profit sharing expense and the introduction of Herceptin, as well as the write-down of certain biotechnology investments.

Special Charge Related to Redemption: The second quarter of 1999 included a $1,147.3 million special charge, related to the redemption and the application of push-down accounting. This charge includes a non-cash charge of $752.5 million for in-process research and development, $284.5 million for the cash-out of special common stock options and $102.3 million as a non-cash charge for the remeasurement of the value of continuing employee stock options. The first six months of 1999 also included an April 1999 $50.0 million legal settlement related to a federal investigation of our past clinical, sales and marketing activities associated with human growth hormone.

At the redemption date, we concluded that technological feasibility of the acquired in-process technology was not established and that the in-process technology had no future alternative uses. As a result, $500.5 million of in-process research and development related to Roche's 1990 through 1997 purchases of our common stock was charged to retained earnings and $752.5 million of in-process research and development related to the redemption was charged to operations at June 30, 1999.

The amounts assigned to in-process research and development were determined based upon an analysis employing the risk-adjusted cash flows expected to be generated by the products that result from the in-process projects. The analyses performed included forecasting future cash flow that was expected to result from the progress made on each of the in-process projects prior to the purchase dates. These cash flows were estimated by first forecasting, on a product-by-product basis, total revenues expected to result from sales of the first generation of each in-process product. From this amount, a portion of the gross in-process product revenues was removed to account for the contribution provided by any core technology, which was considered to benefit the in-process products. The net in-process revenue was then multiplied by the project's estimated percentage of completion as of the purchase dates to arrive at a forecast of net in-process research and development revenues attributable to projects completed prior to the purchase dates. From this forecast, appropriate operating expenses, cash flow adjustments and contributory asset returns were deducted to arrive at a forecast of net returns on the completed portion of the in-process technology. Finally, these net returns were discounted to a present value at discount rates that incorporate both the weighted average cost of capital (relative to the biotech industry and Genentech) as well as the product-specific risk associated with the purchased in-process research and development products. The product specific risk factors considered include where each product is in each phase of development, type of molecule under development, likelihood of regulatory approval, manufacturing process capability, scientific rationale, pre-clinical safety and efficacy data, target product profile and development plan. The discount rates employed ranged from 16% to 19% for the 1999 valuation and 20% to 28% for the 1990 purchase valuation, all of which represent a significant risk premium to our weighted average cost of capital.

The forecast data employed in the analyses was based upon internal product level forecast information maintained by our management in the ordinary course of managing our business. The inputs used by us in analyzing in-process research and development were based upon assumptions, which we believe to be reasonable but which are inherently uncertain and unpredictable. These assumptions may be incomplete or inaccurate, and no assurance can be given that unanticipated events and circumstances will not occur.

A brief description of in-process research and development projects is set forth below including an estimated percentage of completion of products within each project at the redemption date and an estimate made as of August 10, 1999 of when products within each project will be substantially complete. We do not track all costs associated with research and development on a project-by-project basis, therefore we believe a calculation of cost incurred as a percentage of total incurred project cost as of FDA approval is not possible. Management estimates, however, that the research and development expenditures that will be required to complete the in-process projects will total at least $700 million.

We have estimated percentage complete data for each project based upon an equal weighting of three indicators, as follows:

     PTS: Probability of technical success ("PTS") is a project level statistic maintained by us on an ongoing basis, which is intended to represent the current likelihood of project success, i.e., FDA approval. This is a quantitative calculation based upon the stage of development and the complexity of the project, and it is highly correlated with the project's phase of development. PTS is periodically adjusted to reflect actual experiences over a reasonable period of time.

     Status compared to Baseline Model: We developed a baseline model which allocated percentages of a standard development project to each major phase of the project based upon our experience. We then overlaid the time-based status of each project to this baseline model, in order to calculate a percentage complete for each project.

     Management's Estimate of Percentage Complete: Our senior product development management representatives provided an estimate of the percentage complete, on a technological basis, of each project.

Nutropin Depot sustained-release growth hormone -- A sustained release version of human growth hormone based on Alkermes' ProLease sustained release drug delivery system, which is designed to deliver human growth hormone by monthly or semi-monthly injections. This product is being developed in collaboration with Alkermes. On June 25, 1999, we made U.S. regulatory filings seeking marketing approval for Nutropin Depot, and we are currently awaiting regulatory clearance. We estimate the initial indication on this project will be substantially complete by the year 2000, and that this project was approximately 85% complete at the redemption date.

TNKase second generation t-PA -- A second generation t-PA that is a selectively mutated version of a wild-type t-PA. This t-PA version may be faster acting and easier to administer, and may restore blood flow faster. On July 30, 1999, we made U.S. regulatory filings seeking marketing approval for TNKase, and we are currently awaiting regulatory clearance. This product is being developed in collaboration with Boehringer Ingelheim International GmbH, which is commonly known as Boehringer Ingelheim. We estimate that this project will be substantially complete by the year 2000, and that it was approximately 90% complete at the redemption date.

Anti-IgE antibody -- An anti-IgE monoclonal antibody designed to interfere early in the process that leads to symptoms of allergic asthma and seasonal allergic rhinitis. This product is being developed in collaboration with Tanox, Inc. and Novartis Pharmaceuticals Corporation. Phase III trials are ongoing in patients with allergic asthma. Phase III trials have been completed in patients with seasonal allergic rhinitis and the results have been analyzed. We estimate that this project was approximately 75% complete at the redemption date.

Pulmozyme inhalation solution -- A recombinant human protein that is an approved treatment for the management of cystic fibrosis. We are conducting a trial to determine the effect of Pulmozyme on pulmonary function in patients with early-stage cystic fibrosis. We estimate this project was approximately 75% complete at the redemption date. We are also preparing to begin clinical testing of Pulmozyme delivery via Aradigm Corporation's AERx delivery system. We estimate that this project was approximately 45% complete at the redemption date. We estimate that these projects will be substantially complete by the year 2003.


Rituxan antibody -- A monoclonal antibody approved for the treatment of relapsed or refractory low-grade or follicular, CD20-positive B-cell non-Hodgkin's lymphoma, a cancer of the immune system. Genentech is in Phase III clinical trials for the treatment of intermediate- and high-grade non-Hodgkin's lymphoma. This product is being developed in collaboration with IDEC Pharmaceuticals, Inc., or IDEC. We estimate that this project will be substantially complete by the year 2004 and that it was approximately 60% complete at the redemption date.

Xubix (sibrafiban) oral IIb/IIIa antagonist -- An orally administered inhibitor of platelet aggregation that may be useful in the prevention of unwanted clotting in certain cardiovascular conditions, including acute coronary syndrome. Hoffmann-La Roche is conducting global development of this molecule, and we retain certain opt-in rights with respect to the United States. We estimate that this project was approximately 65% complete at the redemption date. On August 6, 1999, Hoffmann-La Roche announced that the preliminary results from its Phase III trial of Xubix had not shown that Xubix was better than aspirin in preventing recurrent ischemic events in patients suffering from acute coronary syndrome. Hoffmann-La Roche has terminated its development of Xubix based on these unsuccessful results.

Activase t-PA -- A protein that is an approved treatment for heart attack, acute ischemic stroke within three hours of symptom onset, and acute massive pulmonary embolism. We are preparing for Phase III trials of this product for intravenous catheter clearance. We estimate that this project will be substantially complete in 2000 and that it was approximately 90% complete at the redemption date.

Anti-CD11a antibody -- An antibody (also known as hu1124) designed to block certain immune cells as a potential treatment for psoriasis. We are currently preparing for Phase III trials of this product, which we are developing in collaboration with Xoma Corporation. We estimate that this project will be substantially complete by the year 2003 and that it was approximately 50% complete at the redemption date.

Herceptin antibody -- An antibody that is an approved treatment for metastatic breast cancer. In collaboration with Hoffmann-La Roche and U.S. national cooperative groups, we are preparing for Phase III trials for adjuvant treatment of early-stage breast cancer in patients who overexpress the HER2 protein. We estimate that this project will be substantially complete by the year 2007, and that it was approximately 45% complete at the redemption date.

Thrombopoietin (TPO) -- A protein that is being studied for treatment of thrombocytopenia, a reduction in clot-inducing platelets, in cancer patients treated with chemotherapy. This molecule has been exclusively licensed to Pharmacia & Upjohn. We estimate that this project will be substantially complete by the year 2002, and that it was approximately 55% complete at the redemption date.

Anti-CD18 antibody -- An antibody designed to block certain immune cells that may impact blood flow. We are conducting Phase II clinical trials aimed at increasing blood flow in patients with acute myocardial infarction. We estimate that this project will be substantially complete by the year 2004, and that it was approximately 55% complete at the redemption date.

Anti-VEGF antibody -- An antibody developed to inhibit angiogenesis (the formation of new blood vessels) as a potential treatment for several types of solid-tumor cancers. In pre-clinical studies the anti-VEGF antibody resulted in decreased vascularization and a decline in growth and metastasis of a variety of solid tumors. Phase II studies are ongoing in prostate cancer, breast cancer, renal cell carcinoma, lung cancer and colorectal cancer. We estimate these projects will be substantially complete by the year 2003, and that these different projects were 35% to 40% complete at the redemption date.

Herceptin antibody -- An antibody that is an approved treatment for metastatic breast cancer. Herceptin will also be evaluated for broader application in other tumor types in which the HER2 protein is overexpressed. We are conducting and are planning to conduct additional Phase II studies alone or in collaboration with Hoffmann-La Roche, the National Cancer Institute or other clinical research groups. We estimate that the initial indications on this project will be substantially complete by the year 2004. These broader applications have projects that are estimated to be 40% to 45% complete at the redemption date.

AMD Fab -- A customized fragment of an anti-VEGF antibody for the potential treatment of age-related macular degeneration (AMD). In this condition, excessive blood vessel growth in the retina of the eye can lead to blindness. We are currently preparing for Phase I clinical trials. We estimate that this project will be substantially complete by the year 2004, and that it was approximately 20% complete at the redemption date.

LDP-02 -- A monoclonal antibody for the treatment of inflammatory bowel disease. This product is licensed from and being developed in collaboration with LeukoSite, Inc. This compound is currently in Phase Ib/IIa clinical trials in Canada and the United Kingdom. We estimate that this project will be substantially complete by the year 2005, and that it was approximately 30% complete at the redemption date.

We also have identified five additional product programs that are at different stages of in-process research and development. We expect these projects to be substantially complete in years 1999 through 2004. The percent completion for these additional programs range from an estimated 35% to 90%. These projects did not receive material allocations of the purchase price.

In addition, our in-process research and development includes a process technology program. The process technology program includes the research and development of ideas and techniques that should improve the bulk production of antibodies, including cell culture productivity, streamlined and improved recovery processes, and improvements in various areas of pharmaceutical manufacturing. We estimate the process technology program to be approximately 50% complete at the redemption date.

                        Income Taxes
                                                               -------------------------------------------
                                                                        SIX MONTHS ENDED JUNE 30,
                                                               -------------------------------------------
                                                                       1999
                                                               --------------------    1998    AS ADJUSTED
                                                               ACTUAL   AS ADJUSTED   ACTUAL    % CHANGE
                        In millions                            ------   -----------   ------   -----------
Income tax (benefit) provision..............................   $(71.6)     $64.9      $31.7        105%

The tax benefit of $71.6 million for the first six months ended June 30, 1999 consists of tax expense of $64.9 million on pretax income excluding special charges and the legal settlement and tax benefits of $136.5 million related to the income and deductions attributable to push-down accounting and legal settlement. For the six months ended June 30, 1999, the effective tax rate was 7% primarily due to the non-deductibility of some non-recurring redemption related special charges.

The effective tax rate for the six months ended June 30, 1999 was 41% on income exclusive of non-recurring redemption related charges and the legal settlement, and is expected to be 41% for the full year 1999.

The as adjusted tax provision of $64.9 million for the first six months ended June 30, 1999 was based on a tax rate of 33% on as adjusted pretax income, which excludes the effects of push-down accounting in the second quarter of 1999 and the legal settlement in the first quarter of 1999. The full year 1999 as adjusted effective tax rate is expected to remain at 33%.

                     Net Income (Loss)
                                                              --------------------------------------------
                                                                       SIX MONTHS ENDED JUNE 30,
                                                              --------------------------------------------
                                                                      1999
                                                              ---------------------    1998    AS ADJUSTED
                                                              ACTUAL    AS ADJUSTED   ACTUAL    % CHANGE
                                                              -------   -----------   ------   -----------
In millions
Net income (loss)...........................................  $(908.8)    $131.7      $81.4         62%
Earnings (loss) per share:
  Basic.....................................................  $ (7.09)    $ 1.03      $0.65
  Diluted...................................................    (7.09)      0.99       0.63

The net loss for the first six months of 1999 reflects the effect of push-down accounting. In addition, the net loss for the first six months of 1999 also reflects the legal settlement recorded in the first quarter of 1999.

As adjusted net income, which excludes the effect of push-down accounting and the legal settlement, for the first six months of 1999 was $131.7 million, a 62% increase from the comparable period in 1998. This increase represents revenue growth primarily driven by sales of our oncology products, Rituxan and Herceptin, and higher revenues from our strategic alliances. These revenue increases were offset in part by the expiration of royalties from Eli Lilly and Company, commonly known as Lilly, in August 1998 and higher marketing, general and administrative expenses. See below for further information on the components of operations.

COMPARISON OF YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                   --------------------------------------------------------
                                                        YEAR ENDED DECEMBER 31,            ANNUAL % CHANGE
                    Revenues                       ----------------------------------      ----------------
                                                     1998          1997         1996       98/97      97/96
                                                   --------      --------      ------      -----      -----
In millions
Revenues.........................................  $1,150.9      $1,016.7      $968.7       13%         5%

Revenues for 1998 increased from 1997 primarily as a result of higher product sales. Revenues for 1997 increased from 1996 in all areas, but primarily from royalties and contract revenues.

                                                      ----------------------------------------------------
                                                         YEAR ENDED DECEMBER 31,          ANNUAL % CHANGE
                   Product Sales                      ------------------------------      ----------------
                                                       1998        1997        1996       98/97      97/96
                                                      ------      ------      ------      -----      -----
In millions
Herceptin...........................................  $ 30.5          --          --         --        --
Rituxan.............................................   162.6      $  5.5          --      2,856%       --
Activase............................................   213.0       260.7      $284.1        (18)       (8)%
Protropin, Nutropin and Nutropin AQ.................   214.0       223.6       218.2         (4)        2
Pulmozyme...........................................    93.8        91.6        76.0          2        21
Actimmune...........................................     3.9         3.5         4.5         11       (22)
                                                      ------      ------      ------
     Total product sales............................  $717.8      $584.9      $582.8         23%        0%
                                                      ======      ======      ======
% of revenues.......................................      62%         58%         60%

Product sales increased in 1998 as a result of a full year of Rituxan sales and initial Herceptin sales. These increases were partly offset by lower Activase and growth hormone sales. Product sales in 1997 increased over 1996 due to increases in Pulmozyme and growth hormone sales and new sales from the introduction of Rituxan, offset by a decrease in Activase sales. Product sales to Hoffmann-La Roche in conjunction with our then existing license agreement were $28.7 million in 1998, $17.4 million in 1997 and $13.2 million in 1996.

Herceptin: In September 1998, we received FDA approval to market Herceptin in the United States for use as first line therapy in combination with paclitaxel and as a single agent in second and third line therapy in patients with metastatic breast cancer who have tumors that overexpress the HER2 protein. We recorded $30.5 million of initial net sales of Herceptin in 1998. Herceptin is the first humanized monoclonal antibody for the treatment of HER2 overexpressing metastatic breast cancer and the second U.S. approval in this new class of biotherapeutic cancer drugs. The first was Rituxan, which was approved in November 1997. We have granted Hoffmann-La Roche exclusive marketing rights to Herceptin outside of the United States.

Rituxan: Rituxan (rituximab) was approved for marketing by the FDA in late November 1997. We launched Rituxan on December 16, 1997, and recorded initial sales of $5.5 million for 1997. Net sales of Rituxan were $162.6 million in 1998. The increase from 1997 was the result of one full year of sales. We co-developed Rituxan with IDEC, from whom we license Rituxan. Rituxan was the first monoclonal antibody approved in the United States to treat cancer. We are jointly promoting Rituxan with IDEC in the United States and we share responsibility with IDEC for manufacturing the product. Also in 1998, our partner, Hoffmann-La Roche, received approval from the European Commission to market rituximab under the tradename MabThera(TM) in the European Union. Hoffmann-La Roche holds marketing rights for MabThera outside of the United States, excluding Japan, and has agreed to pay us royalties and a mark-up on MabThera supplied to Hoffmann-La Roche.

During the first quarter of 1998, we received FDA approval for the large-scale (12,000-liter) bulk manufacture of rituximab. By the end of the third quarter of 1999, IDEC transferred all bulk manufacturing responsibilities for rituximab to us.

In December 1998, a letter was sent to physicians advising them of some deaths associated with administration of Rituxan. As a result, Genentech and IDEC updated the warning section of the package insert to include information on infusion-related reactions and cardiovascular events.

Activase: Sales of Activase in 1998 and 1997 decreased primarily due to a competitive thrombolytic agent, Centocor's Retavase. This decrease also resulted, to a lesser extent, from a decline in the size of the thrombolytic market due to increasing use of mechanical reperfusion and from a temporary decrease in the available commercial market due to patients receiving therapy through large recently completed Phase III clinical trials.

In July 1998, we discontinued development of Activase for treating acute ischemic stroke in patients presenting later than three hours from symptom onset after the termination of two clinical trials, one in acute ischemic stroke patients presenting three to five hours from symptom onset, and another in acute ischemic stroke patients presenting zero to six hours from symptom onset. Neither study showed clinical benefit. Activase is approved for the treatment of acute ischemic stroke within three hours of symptom onset.

Protropin, Nutropin and Nutropin AQ: Net sales of our three growth hormone products--Protropin, Nutropin and Nutropin AQ--decreased in 1998 from 1997, but increased slightly in 1997 from 1996. We experienced a small loss of market share in 1998 due to increased competition. We continue to face increased competition from five companies with growth hormone products, although one company has been preliminarily enjoined from selling its product. In December 1997, we received approval from the FDA to market Nutropin and Nutropin AQ, respectively, in the United States for the treatment of growth hormone deficiency in adults. In December 1996 and January 1997, we received approval from the FDA to market Nutropin and Nutropin AQ, respectively, in the United States for the treatment of short stature associated with Turner syndrome.

Pulmozyme: Net sales of Pulmozyme were slightly higher in 1998 compared to 1997 as a result of new patients in the mild to moderate cystic fibrosis patient population in addition to new patients from the 1998 FDA approval for a label extension to include cystic fibrosis patients under the age of five. Net sales in 1997 were higher primarily due to continued penetration in the mild to moderate cystic fibrosis patient populations as well as from variations in customer ordering patterns for U.S. sales. In February 1998, we received approval from the FDA for a label extension that includes the safety and alternative administration of Pulmozyme in children with cystic fibrosis under the age of five, adding to the product's previous approvals for patients five years of age and older. In November 1996, Pulmozyme was approved by the FDA for marketing in the United States for the management of cystic fibrosis patients with advanced disease.

Actimmune: In the second quarter of 1998, in return for a royalty on net sales, we licensed U.S. marketing and development rights to interferon gamma, including Actimmune, to Connetics Corporation. Thereafter, Connetics Corporation sublicensed all of its rights to InterMune. After a transition period, as of January 1999, we no longer sell Actimmune. We have agreed to supply bulk materials to InterMune at cost plus a mark-up.

Royalties, Contract and Other, and Interest Income

                                                      ----------------------------------------------------
                                                         YEAR ENDED DECEMBER 31,          ANNUAL % CHANGE
                                                      ------------------------------      ----------------
                                                       1998        1997        1996       98/97      97/96
                                                      ------      ------      ------      -----      -----
In millions
Royalties...........................................  $229.6      $241.1      $214.7       (5)%       12%
Contract and other..................................   114.8       121.6       107.0       (6)        14
Interest income.....................................    88.7        69.1        64.2       28          8

Total royalties decreased in 1998 from 1997 due to the expiration of royalties from Lilly in August 1998. Royalties in 1997 increased from 1996 primarily due to increased licensee sales from various licensees. Under a December 1994 settlement agreement with Lilly, royalties of $30.0 million per year were payable to Genentech through 1998, subject to possible offsets and contingent upon the continued marketing of Humulin in the United States. Under a prior license agreement with Lilly, we received royalties from Lilly's sales of its human insulin product until this royalty obligation expired in August 1998. Cash flows from royalty income include non-dollar denominated revenues. We currently purchase simple foreign currency put option contracts (option contracts) to hedge these royalty cash flows. All of our option contracts expire within the next two years.

Contract and other revenues in 1998 decreased from 1997 as a result of higher 1997 contract payments and gains from the sale of biotechnology equity securities. Although we received significant nonrecurring payments from Hoffmann-La Roche for exclusive marketing rights outside of the United States for Herceptin and from Novo Nordisk A/S, or Novo, on the patent infringement litigation settlement, other contract revenues from Hoffmann-La Roche decreased significantly from 1997 primarily due to the discontinuation of several projects or indications in development. Contract and other revenues were higher in 1997 compared to 1996 primarily due to $30.9 million received from Sumitomo Pharmaceuticals Co., Ltd., or Sumitomo, and Pharmacia & Upjohn for strategic alliances and $11.7 million of gains from the sale of biotechnology equity securities in 1997. These increases were partly offset by higher revenues from Hoffmann-La Roche in 1996.

In July 1998, we settled a lawsuit brought by us against Novo in the U.S. District Court for the Southern District of New York relating to our patents for human growth hormone and insulin and a lawsuit brought in October 1997 by Novo in the U.S. District Court for the District of New Jersey alleging infringement of a patent held by Novo relating to our manufacture, use and sale of its Nutropin human growth hormone products. Under the settlement agreement, we agreed with Novo to cross-license worldwide certain patents relating to human growth hormone. In August 1998, Novo received a worldwide license under our patents relating to insulin and we received certain payments from Novo that were recorded in contract revenues.

As part of a strategic alliance with Sumitomo, we have agreed to provide Sumitomo exclusive distributorship rights in Japan for Nutropin AQ and a sustained release formulation of human growth hormone.

In an agreement with Pharmacia & Upjohn, in exchange for development costs, fees and, upon regulatory approval, royalties, we agreed to provide Pharmacia & Upjohn exclusive worldwide rights for thrombopoietin, or TPO, which is in Phase II trials for potential use in treating patients with complications of cancer chemotherapy. Pharmacia & Upjohn and Genentech are jointly developing TPO for one indication. While we are entitled to royalties and other payments, we have no marketing rights for this indication.

We recorded nonrecurring contract revenues from Hoffmann-La Roche of $40.0 million in 1998 for Herceptin marketing rights outside of the United States and $44.7 million in 1998 for the exercise of its options under our former license agreement with Hoffmann-La Roche with respect to development of three products, insulin-like growth factor and nerve growth factor, which were both subsequently terminated, and Rituxan. All other contract revenue from Hoffmann-La Roche, including reimbursement for ongoing development expenses after the option exercise date, totaled $21.6 million in 1998, $67.6 million in 1997 and $50.6 million in 1996. All other revenue from Roche, Hoffmann-La Roche and their affiliates, principally royalties under previous product licensing agreements, and royalties and product sales under the licensing agreement, totaled $63.8 million in 1998, $42.8 million in 1997 and $39.5 million in 1996.

Interest income increased in 1998 primarily due to an increase in the investment portfolio and, to a lesser extent, a higher average yield on the investment portfolio. The increase in 1997 from 1996 was due to an increase in the average yield on the investment portfolio and a larger investment portfolio. We enter into interest rate swaps as part of our overall strategy of managing the duration of our investment portfolio.

Costs and Expenses

                                                      ----------------------------------------------------
                                                         YEAR ENDED DECEMBER 31,          ANNUAL % CHANGE
                                                      ------------------------------      ----------------
                                                       1998        1997        1996       98/97      97/96
                                                      ------      ------      ------      -----      -----
In millions
Cost of sales.......................................  $138.6      $102.5      $104.5        35%        (2)%
Research and development............................   396.2       470.9       471.1       (16)         0
Marketing, general and administrative...............   358.9       269.9       240.1        33         12
Interest expense....................................     4.6         3.6         5.1        28        (29)
                                                      ------      ------      ------
  Total costs and expenses..........................  $898.3      $846.9      $820.8         6          3
                                                      ======      ======      ======
% of revenues.......................................      78%         83%         85%
Cost of sales as % of product sales.................      19          18          18
Research and development as % of revenues...........      34          46          49
Marketing, general and administrative as % of
  revenues..........................................      31          27          25

Cost of Sales: Cost of sales as a percent of product sales increased in 1998 to 19%. This increase was primarily the result of increased sales to Hoffmann-La Roche as well as a shift in the product mix, including the first full year of Rituxan sales and the introduction of Herceptin. Cost of sales as a percent of product sales was 18% in 1997, which was comparable to 1996. The economic benefits from sales to Hoffmann-La Roche are reflected in product sales and royalties.

Research and Development: Research and development expenses decreased in 1998 from 1997 primarily due to the wind-down of certain large late-stage clinical trials and lower costs to license technology from third parties. These decreases were partly offset by higher costs related to large scale development collaborations. In 1997, research and development expenses were flat compared to 1996. Research and development as a percentage of revenues decreased to 34% in 1998, from 46% in

1997 and from 49% in 1996. The decrease in this percentage from year to year reflects growing revenues and more recently in 1998 a decrease in research and development expenses.

To gain additional access to potential new products and technologies, and to utilize other companies to help develop our potential new products, we have established strategic alliances with companies developing technologies that fall outside our research focus and with companies having the potential to generate new products through technology exchanges and investments. This has included our acquisition of equity and convertible debt of such companies. We have also entered into product-specific collaborations to acquire development and marketing rights for products.

Marketing, General and Administrative: Marketing, general and administrative expenses increased in 1998 from 1997. The marketing and sales increases were driven by the introduction of Rituxan and the resultant profit sharing with IDEC, the launch of Herceptin and the defense of Activase and our growth hormone products against new competition and the launch of a new indication, growth hormone deficiency in adults, for Nutropin and Nutropin AQ. General and administrative expenses were higher principally as a result of the write-down of certain biotechnology equity securities. Marketing, general and administrative expenses were also higher in 1997 compared to 1996 primarily due to increased marketing and sales expenses in the oncology area and competitive conditions with other marketed products.

Interest Expense: Interest expense will fluctuate depending on the amount of capitalized interest related to the amount of construction projects. Interest expense, net of amounts capitalized, relates to interest on our 5% convertible subordinated debentures.

Income Before Taxes and Income Taxes

                                                    ------------------------------------------------------
                                                       YEAR ENDED DECEMBER 31,           ANNUAL % CHANGE
                                                    ------------------------------      ------------------
                                                     1998        1997        1996       98/97       97/96
                                                    ------      ------      ------      ------      ------
In millions
Income before taxes...............................  $252.6      $169.8      $147.9          49%         15%
Income tax provision..............................    70.7        40.8        29.6          73          38
Effective tax rate................................     28%         24%         20%          17          20

Our effective tax rate increased in 1998 over 1997 to 28%. This increase is primarily due to the decreased benefit of research and development tax credits. The tax rate for 1998 and 1997 reflected the legislative extension of research and development tax credits effective beginning in the third quarter of 1997. The increase in the effective tax rate in 1997 over 1996 was attributable to the proportionally decreased realization of previously reserved deferred tax assets. The valuation allowance for deferred tax assets was fully realized in 1996, with the exception of the portion attributable to the realization of tax benefits on stock option deductions that will be credited to additional paid-in-capital when realized. The effective tax rate in 1998, 1997 and 1996 was less than the U.S. statutory rate of 35% due in part to the research and development tax credits, tax benefit of certain realized gains on securities available for sale and realized foreign losses, except in 1997.

Net Income

                                                      ----------------------------------------------------
                                                         YEAR ENDED DECEMBER 31,          ANNUAL % CHANGE
                                                      ------------------------------      ----------------
                                                       1998        1997        1996       98/97      97/96
                                                      ------      ------      ------      -----      -----
In millions
Net income..........................................  $181.9      $129.0      $118.3       41%         9%
Earnings per share
  Basic.............................................  $ 1.45      $ 1.05      $ 0.98       38          7
  Diluted...........................................    1.40        1.02        0.95       37          7

The increase in net income in 1998 from 1997 was driven primarily by sales of Rituxan and Herceptin, lower research and development expenses and higher interest income. These revenue increases and lower expenses were partly offset by higher marketing, general and administration expenses, a decrease in Activase sales, higher cost of sales and higher income taxes. Net income in 1997 increased over 1996 primarily due to higher royalties and contract and other revenues partly offset by higher marketing, general and administration expenses.

LIQUIDITY AND CAPITAL RESOURCES

                                            ------------------------------------------------------------------
                                                 AS OF JUNE 30,                    AS OF DECEMBER 31,
                                            ------------------------      ------------------------------------
                                              1999           1998           1998          1997          1996
                                            ---------      ---------      --------      --------      --------
In millions
Cash and cash equivalents, short-term
  investments and long-term marketable
  securities..............................  $1,721.0       $1,388.3       $1,604.6      $1,286.5      $1,159.1
Working capital...........................     823.1        1,004.9          950.6         904.4         705.1
Cash provided by (used in):
  Operating activities....................     123.6          100.0          349.9         118.3         139.7
  Investing activities....................    (177.2)        (216.0)        (421.1)       (168.4)       (141.7)
  Financing activities....................      64.3           61.5          107.9          87.3          72.2
Capital expenditures (included in
  investing activities above).............      41.5          (43.3)         (88.1)       (154.9)       (141.8)
Current ratio.............................   2.3 : 1        4.8 : 1        4.3 : 1       4.1 : 1       3.8 : 1

We used cash generated from operations, maturities of investments and stock issuances to make investments in marketable securities and for capital additions.

Cash and cash equivalents, short-term investments and long-term marketable securities at June 30, 1999 increased by $116.4 million compared to December 31, 1998. Working capital decreased by $127.5 million in the first half of 1999 from December 31, 1998 primarily due to the effects of push-down accounting.

Capital expenditures totaled $41.5 million in the first half of 1999 compared to $43.3 million in the comparable period of 1998. The slight decrease in 1999 compared to 1998 was primarily due to a decrease in construction activity related to existing manufacturing facilities partly offset by an increase in equipment purchases.

We believe that our cash, cash equivalents and short-term investments, together with funds provided by operations and leasing arrangements, will be sufficient to meet our foreseeable operating cash requirements. In addition, we believe we could access additional funds from the debt and, under certain circumstances, capital markets. Factors that could negatively affect our cash position include, but are not limited to, future levels of our product sales, royalty and contract revenues, expenses, in-licensing activities, including the timing and amount of related development funding or milestone payments, acquisitions, capital expenditures and the amount of any stock repurchased under any stock repurchase program. The affiliation agreement with Roche requires us to, among other things, establish a stock repurchase program designed to maintain Roche's percentage ownership interest in our common stock. While the dollar amounts associated with these future purchases cannot currently be estimated, such stock repurchases could have a material adverse impact on our liquidity.

Our long-term debt consists of $150.0 million of convertible subordinated debentures, with interest payable at 5%, due in 2002. Prior to the redemption of our special common stock, the debentures were convertible, at the option of the holder, into one-half share of our special common stock and $18 in cash, for each $74 in principal amount of debenture converted. As a result of the redemption of our special common stock, upon conversion, the holder receives, for each $74 in principal amount of debenture converted, one-half of the $82.50 redemption price and $18 in cash, or $59.25 in cash. The $18 in cash will be reimbursed by Roche to us. Generally, we may redeem the debentures until maturity.

RESEARCH AND DEVELOPMENT

We are committed to aggressive research and development investment to discover and develop new products. We currently have several products in late-stage clinical testing and anticipate that our research and development expenses will continue at a high percentage of revenues over the short-term. Over the long-term, as revenues increase, research and development as a percent of revenues is expected to decrease.

INCOME TAX PROVISION

Since the redemption of our special common stock in June 1999, we have been, and we expect to continue to be until the completion of this offering, included in Roche's federal consolidated income tax group and included with Roche and/or one or more Roche subsidiaries in consolidated or combined income tax groups for certain state and local tax jurisdictions. Beginning on the day after this offering is completed, Genentech will cease to be a member of the consolidated federal income tax group (and certain consolidated or combined state or local income tax groups) of which Roche is the common parent.

Genentech and Roche have entered into a tax sharing agreement. Pursuant to this agreement, Genentech and Roche are to make payments such that, with respect to the period during which Genentech is a member of a Roche consolidated or combined group, the net amount paid by us on account of consolidated or combined income taxes (including any amounts determined to be due as a result of a redetermination of the consolidated or combined income tax liability of a Roche group by reason of an audit by a taxing authority) will be determined as though we had filed separate, stand-alone federal, state and local income tax returns as the common parent of an affiliated group of corporations filing consolidated or combined federal, state and local returns rather than a consolidated subsidiary of Roche. Such stand-alone tax returns will be prepared on a basis as if we were an independent taxpayer with no affiliation with Roche. For additional discussion of the tax sharing agreement, you should read "Relationship with Roche -- Tax Sharing Agreement."

We expect our effective tax rate to increase in 1999 as a result of non-deductible goodwill amortization and a charge for in-process research and development and beyond 1999 for goodwill amortization.

YEAR 2000

We use and rely on a wide variety of information technologies, computer systems and scientific and manufacturing equipment containing computer related components (such as programmable logic controllers and other embedded systems). Some of our older computer software programs and equipment are unable to distinguish between the year 1900 and the year 2000. As a result, time-sensitive functions of those software programs and equipment may misinterpret dates after January 1, 2000, to refer to the twentieth century rather than the twenty-first century. This could cause system or equipment shutdowns, failures or miscalculations resulting in inaccuracies in computer output or disruptions of operations, including, among other things, inaccurate processing of financial information and/or temporary inabilities to process transactions, manufacture products, or engage in similar normal business activities.

We have a Year 2000 Project in place to address the potential exposures related to the impact on its computer systems and scientific and manufacturing equipment containing computer related components for the Year 2000 and beyond. More than three-quarters of our Year 2000 scheduled work is complete. The remaining work is scheduled to be completed before December 31, 1999. The Year 2000 Project phases include: (1) inventorying and prioritizing business critical systems; (2) Year 2000 compliance analysis; (3) remediation activities including repairing or replacing identified systems; (4) testing; and (5) developing contingency plans.

An inventory of business critical financial, informational and operational systems, including manufacturing control systems, has been completed. Compliance analysis is approximately 95% complete for these systems. Remediation activities vary by department; however, on the average, remediation activities are approximately 95% complete. Testing of our information technology infrastructure is approximately 100% complete. Testing of business critical application programs is approximately 85% complete and is scheduled to be completed by the end of November 1999. Contingency planning for business critical processes, which will include provisions such as identifying alternate sources for materials and services and if necessary reverting to non-computerized systems for processing information, was initiated in March 1999, is approximately 80% complete and is scheduled for completion by the end of November 1999. We believe that with the completed modifications, the Year 2000 issue will not pose significant operational problems for our computer systems and equipment. However, if such modifications and conversions are not made, or are not completed in a timely fashion, Year 2000-related problems could have a material impact on our operations, the precise degree of which cannot be known at this time.

In addition to risks associated with our own computer systems and equipment, we have relationships with, and are to varying degrees dependent upon, a large number of third parties that provide us with information, goods and services. These include financial institutions, suppliers, vendors, research and business partners, governmental entities and customers. If significant numbers of these third parties experience failures in their computer systems or equipment due to Year 2000 noncompliance, it could affect our ability to process transactions, manufacture products, or engage in similar normal business activities. While some of these risks are outside our control, we have instituted programs, including internal records review and use of external questionnaires, to identify key third parties, assess their level of Year 2000 compliance, update contracts and address any noncompliance issues.

The total cost of the Year 2000 systems assessments and conversions is funded through operating cash flows and we are expensing these costs as they are incurred. We have created a mechanism to trace costs directly related to the Year 2000 issue and have budgeted funds to address the issues of assessment and conversion. The financial impact of making the required systems changes cannot be known precisely at this time, but it is currently expected to be less than $10.0 million. The actual financial impact could, however, exceed this estimate.

MARKET RISK

We are exposed to market risk, including changes to interest rates, foreign currency exchange rates and equity investment prices. To reduce the volatility relating to these exposures, we enter into various derivative investment transactions pursuant to our investment and risk management policies and procedures in areas such as hedging and counterparty exposure practices. We do not use derivatives for speculative purposes.

A discussion of our accounting policies for financial instruments and further disclosures relating to financial instruments is included in the "Description of Business and Significant Accounting Policies" and the "Financial Instruments" notes in the Notes to Consolidated Financial Statements.

We maintain risk management control systems to monitor the risks associated with interest rates, foreign currency exchange rates and equity investment price changes, and its derivative and financial instrument positions. The risk management control systems use analytical techniques, including sensitivity analysis and market values. Though we intend for our risk management control systems to be comprehensive, there are inherent risks that may only be partially offset by our hedging programs should there be unfavorable movements in interest rates, foreign currency exchange rates or equity investment prices.

The estimated exposures discussed below are intended to measure the maximum amount we could lose from adverse market movements in interest rates, foreign currency exchange rates and equity investment prices, given a specified confidence level, over a given period of time. Loss is defined in the value at risk estimation as fair market value loss. The exposures to interest rate, foreign currency exchange rate and equity investment price changes are calculated based on proprietary modeling techniques from a Monte Carlo simulation value at risk model using a 30-day holding period and a 95% confidence level. The value at risk model assumes non-linear financial returns and generates potential paths various market prices could take and tracks the hypothetical performance of a portfolio under each scenario to approximate its financial return. The value at risk model takes into account correlations and diversification across market factors, including interest rates, foreign currencies and equity prices. Market volatilities and correlations are based on J.P. Morgan Riskmetrics(TM) dataset as of December 31, 1998.

INTEREST RATES

Our interest income is sensitive to changes in the general level of interest rates, primarily U.S. interest rates. In this regard, changes in U.S. interest rates affect the interest earned on our cash equivalents, short-term investments, convertible preferred stock investments, convertible loans and long-term investments. To mitigate the impact of fluctuations in U.S. interest rates, we may enter into swap transactions, which involve the receipt of fixed rate interest and the payment of floating rate interest without the exchange of the underlying principal. By investing our cash in an amount equal to the notional amount of the swap contract, with a maturity date equal to the maturity date of the floating rate obligation, we hedge ourselves from any potential earnings impact due to changes in interest rates.

Based on our overall interest rate exposure at June 30, 1999 and December 31, 1998, including derivative and other interest rate sensitive instruments, a near-term change in interest rates, within a 95% confidence level based on historical interest rate movements, would not materially affect the fair value of interest rate sensitive instruments.

FOREIGN CURRENCY EXCHANGE RATES

We receive royalty revenues from licensees selling products in countries throughout the world. As a result, our financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which our licensed products are sold. We are exposed to changes in exchange rates in Europe, Asia (primarily Japan) and Canada. Our exposure to foreign exchange rates primarily exists with the euro. When the U.S. dollar strengthens against the currencies in these countries, the U.S. dollar value of non-U.S. dollar-based revenue decreases; when the U.S. dollar weakens, the U.S. dollar value of the non-U.S. dollar-based revenues increases. Accordingly, changes in exchange rates, and in particular a strengthening of the U.S. dollar, may adversely affect our royalty revenues as expressed in

U.S. dollars. In addition, as part of its overall investment strategy, a portion of our portfolio is primarily in non-dollar denominated investments. As a result, we are exposed to changes in the exchange rates of the countries in which these non-dollar denominated investments are made.

To mitigate this risk, we hedge certain of our anticipated revenues by purchasing option contracts with expiration dates and amounts of currency that are based on 25% to 90% of probable future revenues so that the potential adverse impact of movements in currency exchange rates on the non-dollar denominated revenues will be at least partly offset by an associated increase in the value of the option. Currently, the duration of these options is generally one to four years. We may also enter into foreign currency forward contracts to lock in the dollar value of a portion of these anticipated revenues. The duration of these forward contracts is generally less than one year. Also, to hedge the non-dollar denominated investments in the portfolio, we also enter into forward contracts.

Based on our overall currency rate exposure at June 30, 1999 and December 31, 1998, including derivative and other foreign currency sensitive instruments, a near-term change in currency rates within a 95% confidence level based on historical currency rate movements, would not materially affect the fair value of foreign currency sensitive instruments.

EQUITY INVESTMENT SECURITIES

As part of our strategic alliance efforts, we invest in equity instruments of biotechnology companies that are subject to fluctuations from market value changes in stock prices. To mitigate this risk, certain equity securities are hedged with costless collars. A costless collar is a purchased put option and a written call option in which the cost of the purchased put and the proceeds of the written call offset each other; therefore, there is no initial cost or cash outflow for these instruments at the time of purchase. The purchased put protects us from a decline in the market value of the security below a certain minimum level (the put "strike" level); while the call effectively limits our potential to benefit from an increase in the market value of the security above a certain maximum level (the call "strike" level). In addition, as part of our strategic alliance efforts, we hold dividend bearing convertible preferred stock and have made interest bearing loans that are convertible into the equity securities of the debtor.

Based on our overall exposure to fluctuations from market value changes in marketable equity prices at June 30, 1999 and December 31, 1998, a near-term change in equity prices within a 95% confidence level based on historic volatilities could result in a potential loss in fair value of the equity securities portfolio of $10.6 million.

NEW ACCOUNTING STANDARD

In July 1999, the Financial Accounting Standards Board announced the delay of the effective date of Statement of Financial Accounting Standards ("FAS") 133, "Accounting for Derivative Instruments and Hedging Activities," for one year, to the first quarter of 2001 (its effective date had been set as the first quarter of 2000).

FAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires companies to recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for, depending on the use of the derivative and whether it qualifies for hedge accounting under FAS 133. Based on the requirements of FAS 133, there may be changes to the balance sheet and reported assets and liabilities. We are currently evaluating the impact of FAS 133 on our financial position and results of operations.

At the end of March 1999, the Financial Accounting Standards Board issued a proposed interpretation of Accounting Principles Board Opinion number 25, "Accounting for Certain Transactions involving Stock Compensation" (proposal). This proposal would be effective upon issuance of the final interpretation, which is expected before the end of 1999, but generally would cover events that occur after December 15, 1998. To the extent that events covered by this proposal occur during the period after December 15, 1998, but before issuance of the final interpretation, the effects of applying this proposal would be recognized on a prospective basis from the effective date. The potential impact of this proposal may be significant in relation to non-employee director stock options and stock option repricings. We are currently evaluating the impact of this proposal on our financial position and results of operations.

                                    BUSINESS


Genentech is a leading biotechnology company that uses human genetic information to discover, develop, manufacture and market human pharmaceuticals for significant unmet medical needs. Twelve of the approved products of biotechnology stem from our science. We manufacture and market seven products directly in the United States. Science at Genentech focuses primarily on two areas of medicine: cardiovascular and oncology. We also pursue projects where there exists a significant opportunity to fill a therapeutic void in other important areas of medicine, such as our growth hormone products.


PRODUCTS

We have developed seven products, co-developed one product and manufactured and marketed eight of our products (see also the Actimmune section below) in the United States:

     - Herceptin (trastuzumab) antibody as a single agent for the treatment of patients with metastatic breast cancer whose tumors overexpress the HER2 protein and who have received one or more chemotherapy regimens. Herceptin, in combination with Taxol(R), is indicated for the treatment of patients with metastatic breast cancer whose tumors overexpress the HER2 protein and who have not received chemotherapy for their metastatic disease;

     - Rituxan (rituximab) antibody for the treatment of patients with relapsed or refractory low-grade or follicular, CD20-positive B-cell non-Hodgkin's lymphoma, a cancer of the immune system;

     - Activase (alteplase, recombinant) t-PA for the treatment of heart attack, acute ischemic stroke within three hours of the onset of symptoms, and acute massive pulmonary embolism;

     - Protropin (somatrem for injection) growth hormone for the treatment of growth hormone deficiency in children;

     - Nutropin (somatropin (rDNA origin) for injection) growth hormone for the treatment of growth hormone deficiency in children and adults, growth failure associated with chronic renal insufficiency prior to kidney transplantation and short stature associated with Turner syndrome;

     - Nutropin AQ (somatropin (rDNA origin)) liquid formulation growth hormone for the same indications as Nutropin; and

     - Pulmozyme (dornase alfa, recombinant) inhalation solution for the management of cystic fibrosis, in conjunction with standard therapies to improve lung function and reduce the relative risk of respiratory tract infections requiring parenteral antibiotics.

In 1998, in return for a royalty on net sales, we licensed to Connetics Corporation our marketing and development rights to Actimmune interferon gamma-lb, which is used for the treatment of chronic granulomatous disease, a rare, inherited disorder of the immune system. After a transition period, as of January 1999, we no longer sell Actimmune.


We receive royalties on sales of our products in Canada, on sales of Pulmozyme outside of the United States and on sales of rituximab outside of the United States (excluding Japan) from Hoffmann-La Roche. We receive royalties on sales of growth hormone products and t-PA outside of the United States and Canada through other licensees. We also receive worldwide royalties on five additional licensed products that originated from our technology and are marketed by other companies.


Herceptin

In September 1998, we received FDA approval to market Herceptin in the United States for use as first line therapy in combination with Taxol and as a single agent in second and third line therapy in patients with metastatic breast cancer who have tumors that overexpress the HER2 protein.

Herceptin is the first humanized monoclonal antibody for the treatment of HER2 overexpressing metastatic breast cancer and the second U.S. approval in this new class of monoclonal antibody biotherapeutic cancer drugs. The first was Rituxan, which was approved in November 1997. We have granted Hoffmann-La Roche exclusive marketing rights to Herceptin outside of the United States.

In September 1999, Roche announced it had obtained authorization to sell Herceptin in Switzerland as a treatment for breast cancer. This is the product's first European approval and comes shortly after authorization of the product in Canada for treatment of metastatic or advanced breast cancer, alone, and in combination with Taxol (paxlitaxel), a product made by Bristol

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

Myers Squibb. Recent clinical data indicates that Herceptin combined with chemotherapy, including Taxol, improves survival by 25% over chemotherapy alone in women with metastatic breast cancers that overexpress the HER2 protein. The results of the first of two pivotal clinical trials with Herceptin were recently published in the Journal of Clinical Oncology.

Rituxan

Rituxan is marketed in the United States for the treatment of relapsed or refractory low-grade or follicular, CD20-positive B-cell non-Hodgkin's lymphoma, a cancer of the immune system. In November 1997, Rituxan was cleared for marketing in the United States by the FDA. B-cell non-Hodgkin's lymphoma affects approximately 250,000 people in the United States, of which one-half are low-grade or follicular lymphoma patients. A portion of these patients will have multiple relapses and may be eligible for Rituxan therapy. Rituxan was co-developed with IDEC, from whom we license Rituxan. Rituxan was the first monoclonal antibody approved in the United States to treat cancer. We are jointly promoting Rituxan with IDEC in the United States and until recently, we shared responsibility with IDEC for manufacturing the product. By the end of the end of the third quarter of 1999, IDEC transferred all bulk manufacturing responsibilities for rituximab to us. Hoffmann-La Roche is responsible for marketing MabThera (rituximab) in the rest of the world, excluding Japan.

In December 1998, a letter was sent to physicians advising them of some deaths associated with the administration of Rituxan. As a result, Genentech and IDEC, in consultation with the FDA, have updated the warning section of the package insert to include information on infusion-related reactions and cardiovascular events.

Activase

Tissue plasminogen activator, or t-PA, is an enzyme that is produced naturally by the body to dissolve blood clots. However, when a blood clot obstructs blood flow in the coronary artery and causes a heart attack, the body is unable to produce enough t-PA to dissolve the clot rapidly enough to prevent damage to the heart. Through recombinant DNA technology, we produce Activase, a recombinant form of t-PA, in sufficient quantity for therapeutic use. The FDA approved Activase for marketing in the United States in 1987 for the treatment of acute myocardial infarction (heart attack); in 1990 for use in the treatment of acute pulmonary embolism (blood clots in the lungs); and in June 1996 for the treatment of acute ischemic stroke or brain attack (blood clots in the brain) within three hours of symptom onset.

In exchange for royalty payments, we have licensed marketing rights to a recombinant t-PA in Japan to Kyowa Hakko Kogyo, Ltd., or Kyowa, and Mitsubishi Kasei Corporation, or Mitsubishi. Kyowa and Mitsubishi are marketing forms of a recombinant t-PA under the trademarks Activacin(R) and GRTPA(R), respectively. In a number of countries outside of the United States, Canada and Japan, we have licensed t-PA marketing and manufacturing rights to Boehringer Ingelheim. We have also licensed certain rights to Boehringer Ingelheim regarding future sales of a second generation t-PA, TNKase. On July 30, 1999, we made U.S. regulatory filings seeking marketing approval for TNKase, and we are currently awaiting regulatory clearance. Boehringer Ingelheim, which markets a recombinant t-PA under the trademark Actilyse(R), filed a marketing application for TNKase with European regulatory authorities in September 1999.

In July 1998, we discontinued development of Activase for treating acute ischemic stroke in patients presenting later than three hours from symptom onset after the termination of two clinical trials, one in patients with acute ischemic stroke presenting three to five hours from symptom onset, and another in patients with acute ischemic stroke presenting zero to six hours from symptom onset. Neither study showed clinical benefit. Activase is approved for the treatment of acute ischemic stroke within three hours of symptom onset.

We are currently initiating Phase III clinical trials to test the use of Activase for intravenous catheter clearance.

Protropin

Human growth hormone is a naturally occurring human protein produced in the pituitary gland that regulates metabolism and is responsible for growth in children. We developed a recombinant growth hormone product, Protropin, that was approved by the FDA in 1985 for marketing in the United States for the treatment of growth hormone inadequacy in children.

In exchange for royalty payments, we licensed rights to recombinant growth hormone outside the United States and Canada to Pharmacia & Upjohn, which manufactures and markets recombinant growth hormone under the trademarks Somatonorm(TM) and Genotropin(TM). Under the terms of the agreement with Pharmacia & Upjohn, commencing in late 1995, we have the right to sell growth hormone in most European countries and Japan and Pharmacia & Upjohn has the right to sell its own growth hormone in the United States and Canada.

Nutropin

Nutropin is a human growth hormone similar to Protropin; however, it does not have the additional N-terminal amino acid, methionine, found in the Protropin chemical structure. Nutropin was approved in November 1993 and launched in January 1994 for marketing in the United States for the treatment of growth failure in children associated with chronic renal insufficiency up to the time of renal transplantation. Chronic renal insufficiency causes irreversible damage to the kidneys and a variety of other medical problems. The condition affects an estimated 3,000 children in the United States. Nutropin has been designated as a U.S. Orphan Drug for treatment of growth failure in children with chronic renal insufficiency. Nutropin was approved by the FDA in March 1994 for marketing for the treatment of growth hormone inadequacy in children. In December 1996, the FDA approved Nutropin for the treatment of short stature associated with Turner syndrome. In December 1997, we received FDA approval to market Nutropin for the treatment of growth hormone deficiency in adults.

Nutropin AQ

In December 1995, we received regulatory approval to market Nutropin AQ, a liquid formulation of Nutropin, aimed at providing improved convenience in administration. Nutropin AQ is the first and only liquid (aqueous) recombinant human growth hormone product available in the United States. Nutropin AQ was approved for the treatment of growth hormone inadequacy in children, growth hormone failure in children associated with chronic renal insufficiency to the time of renal transplantation and short stature associated with Turner syndrome. In December 1997, we received FDA approval to market Nutropin AQ for the treatment of growth hormone deficiency in adults. As part of the strategic alliance formed with Sumitomo in December 1997, we have agreed to provide Sumitomo exclusive rights to develop, import and distribute in Japan, Nutropin AQ and a sustained release formulation of human growth hormone. For more information about this product see "Products in Development" below.

During the first quarter of 1999, we entered into an agreement with Schwarz Pharma AG for the development and distribution of Nutropin AQ and the sustained-release Nutropin Depot (somatropin (rDNA origin) for depot suspension) for the treatment of certain pediatric and adult growth disorders in Europe and certain other countries outside of the United States, Canada and Japan. With our partner Alkermes Controlled Therapeutics, Inc., or Alkermes, we will manufacture these products for sale by Schwarz Pharma. On June 25, 1999, Genentech made U.S. regulatory filings seeking marketing approval for Nutropin Depot, and we are currently awaiting regulatory clearance. As a result of our filing, we are due a payment under the terms of our agreement with Schwarz Pharma. The agreement also entitles us to receive additional benchmark payments upon Schwarz Pharma's achievement of certain product development milestones.

Pulmozyme

Pulmozyme is marketed in the United States for the management of cystic fibrosis, for which it has U.S. Orphan Drug designation and was first approved for use in 1993. In November 1996, Pulmozyme was cleared for marketing by the FDA for the management of cystic fibrosis patients with advanced disease. In February 1998, we received approval from the FDA for a label extension that includes the safety and alternative administration of Pulmozyme in children with cystic fibrosis under the age of five, adding to the product's previous approvals for patients five years of age and older.

Actimmune

Actimmune interferon gamma-lb is approved in the United States for the treatment of chronic granulomatous disease, a rare, inherited disorder of the immune system that affects an estimated 250 to 400 Americans. Actimmune received designation by the FDA in 1990 as a U.S. Orphan Drug for the treatment of chronic granulomatous disease. During the quarter ended June 30, 1998, we licensed U.S. marketing and development rights to interferon gamma, including Actimmune, to Connetics Corporation in return for a royalty on net sales. Thereafter, Connetics Corporation sublicensed all of its rights to InterMune. After a transition period, as of January 1999, we no longer sell Actimmune. We have agreed to supply bulk materials to InterMune at cost plus a mark-up. We receive royalty payments from Boehringer Ingelheim from the sale of interferon gamma in certain countries outside of the United States, Canada and Japan and The People's Republic of China.

LICENSED PRODUCTS

In addition to the royalties mentioned above, Genentech also receives royalties on the following products:

                  PRODUCT                   TRADEMARK                                   COMPANY
                  -------                   ---------                                   -------
Human growth hormone                        Humatrope                     Eli Lilly and Company
Recombinant interferon alpha                Roferon-A                     Hoffmann-La Roche
Hepatitis B vaccine                         Recombivax                    Merck and Company, Inc.
Hepatitis B vaccine                         Engerix-B                     SmithKline Beecham Biologicals S.A.
Factor VIII                                 Kogenate                      Bayer Corporation
Bovine growth hormone                       Posilac                       Monsanto Company

Under a December 1994 settlement agreement with Lilly regarding certain of our patents, royalties of $30.0 million per year were payable to us through August 28, 1998, subject to possible offsets and contingent upon the continued marketing of Humulin in the United States. These royalty obligations have now expired. Under a prior license agreement with Lilly, we received royalties from Lilly's sales of Humulin. These royalty payments on Humulin sales expired in August 1998.

PRODUCTS IN DEVELOPMENT

A number of other products are in various stages of research and development. Our product development efforts cover a wide range of medical conditions, including cancer, respiratory disorders, cardiovascular diseases, endocrine disorders and inflammatory and immune problems.

Below is a summary of products in clinical development:

               PRODUCT                                         DESCRIPTION
               -------                                         -----------
Awaiting Regulatory Approval

     Nutropin Depot sustained-         A sustained release version of human growth hormone based on
       release growth hormone          Alkermes' ProLease sustained release drug delivery system.
                                       Nutropin Depot is designed to deliver human growth hormone by monthly or semi-monthly injections. This product is being developed in collaboration with Alkermes. On June 25, 1999,
                                       Genentech made U.S. regulatory filings seeking marketing
                                       approval for Nutropin Depot. These filings were accepted by the FDA, and we are currently awaiting regulatory clearance.
                                       The FDA has indicated that this product will be given
                                       "priority" review status. In addition to reviewing the
                                       clinical submissions of Genentech, the FDA must also review submissions from Alkermes and inspect and certify their
                                       facilities.
     TNKase second generation t-PA     A second generation t-PA that is a selectively mutated
                                       version of a wild-type t-PA. This t-PA version may be faster acting and easier to administer, and may restore blood flow faster. On July 30, 1999, we made U.S. regulatory filings
                                       seeking marketing approval for TNKase. These filings were
                                       accepted by the FDA, and we are currently awaiting
                                       regulatory clearance. This product is being developed in
                                       collaboration with Boehringer Ingelheim, which filed a
                                       marketing application with European regulatory authorities in September 1999.
Phase III

     Activase t-PA                     A protein that is an approved treatment for heart attack,
                                       acute ischemic stroke within three hours of symptom onset, and acute massive pulmonary embolism. We are preparing for
                                       Phase III trials of this product for intravenous catheter
                                       clearance.

     Anti-IgE antibody                 An anti-IgE monoclonal antibody designed to interfere early in the process that leads to symptoms of allergic asthma and seasonal allergic rhinitis. This product is being developed in collaboration with Tanox, Inc. and Novartis
                                       Pharmaceuticals Corporation. Phase III clinical trials are ongoing in patients with allergic asthma. Phase III trials have been completed in patients with seasonal allergic
                                       rhinitis and the results have been analyzed. By the end of the year, we expect that safety and efficacy data relating to allergic asthma will be available for review.
     Pulmozyme inhalation solution     A recombinant human protein that is an approved treatment
                                       for the management of cystic fibrosis. We are conducting a trial to determine the effect of Pulmozyme on pulmonary
                                       function in patients with early-stage cystic fibrosis.
     Rituxan antibody                  A monoclonal antibody approved for the treatment of relapsed or refractory low-grade or follicular, CD20-positive B-cell non-Hodgkin's lymphoma, a cancer of the immune system.
                                       Genentech is in Phase III clinical trials for the treatment of intermediate- and high-grade non-Hodgkin's lymphoma. This product is being developed in collaboration with IDEC. The
                                       FDA has indicated its acceptance of our proposed plan for
                                       Phase III trials.
     Thrombopoietin (TPO)              A protein that is being studied for treatment of
                                       thrombocytopenia, a reduction in clot-inducing platelets, in cancer patients treated with chemotherapy. This molecule has been exclusively licensed to Pharmacia & Upjohn.
Preparing for Phase III trials

     Anti-CD11a (hu1124) antibody      An antibody designed to block certain immune cells as a
                                       potential treatment for psoriasis. We are currently
                                       preparing for Phase III trials of this product, which we are developing in collaboration with Xoma Corporation.

               PRODUCT                                         DESCRIPTION
               -------                                         -----------
     Herceptin antibody                An antibody that is an approved treatment for metastatic
                                       breast cancer. In collaboration with Hoffmann-La Roche and
                                       U.S. national cooperative groups, we are preparing for Phase
                                       III trials for adjuvant treatment of early-stage breast
                                       cancer in patients who overexpress the HER2 protein.
Phase II

     Anti-CD18 antibody                An antibody designed to block certain immune cells that may impact blood flow. We are conducting Phase II clinical
                                       trials aimed at increasing blood flow in patients with acute myocardial infarction.
     Anti-VEGF antibody                An antibody developed to inhibit angiogenesis (the formation of new blood vessels) as a potential treatment for several types of solid-tumor cancers. In pre-clinical studies the
                                       anti-VEGF antibody resulted in decreased vascularization and a decline in growth and metastasis of a variety of solid
                                       tumors. Phase II studies are ongoing in prostate cancer,
                                       breast cancer, renal cell carcinoma, lung cancer and
                                       colorectal cancer.
     Herceptin antibody                An antibody that is an approved treatment for metastatic
                                       breast cancer. Herceptin will also be evaluated for broader application in other tumor types in which the HER2 protein is overexpressed. We are planning to conduct Phase II
                                       studies alone or in collaboration with Hoffmann-La Roche,
                                       the National Cancer Institute or other clinical research
                                       groups.
Phase I
     LDP-02                            A monoclonal antibody for the treatment of inflammatory
                                       bowel diseases. This product is licensed from and being
                                       developed in collaboration with LeukoSite, Inc. This
                                       compound is currently in Phase Ib/IIa clinical trials in
                                       Canada and the United Kingdom.
Preparing for Phase I trials

     AMD Fab                           A customized fragment of an anti-VEGF antibody for the
                                       potential treatment of age-related macular degeneration
                                       (AMD). In this condition, excessive blood vessel growth in the retina of the eye can lead to blindness. On October 6,
                                       1999, we filed an IND for AMD Fab, and we are currently
                                       preparing for Phase I clinical trials.

     Anti-CD11a (hu1124)               An antibody designed to block certain immune cell function to prevent organ transplant rejection. This indication is
                                       being developed in collaboration with Xoma. We are preparing for Phase I clinical trials for this product.
     TRAIL/APO2 Ligand                 A protein, also known as tumor necrosis factor-related
                                       apoptosis-inducing ligand, for the potential treatment of
                                       cancer. We are currently preparing for Phase I clinical
                                       trials for this product, which we are developing in
                                       collaboration with Immunex Corporation.
     Pulmozyme inhalation solution     A recombinant human protein used for the management of
     with Aradigm's delivery system    cystic fibrosis. We are preparing to begin Phase I clinical testing of Pulmozyme delivery via Aradigm Corp.'s AERx(TM)
                                       delivery system.

In addition to the products described above, we are working on additional products and new indications for currently marketed products. Also, we retain certain rights to gp120, a recombinant form of the gp120 envelope glycoprotein of human immunodeficiency virus, which may serve as the basis for the development of a prophylactic HIV/AIDS vaccine. Under a license agreement entered into with VaxGen Inc., we are responsible for supplying specified amounts of clinical quantities of gp120 and we have an option to supply additional clinical supplies. VaxGen is responsible for conducting all clinical trials necessary for worldwide product approvals. Currently, VaxGen is conducting Phase III trials with gp120. Genentech has separate options for worldwide marketing rights and commercial supply of gp120 in the event that gp120 is approved as an AIDS vaccine.

In general, with respect to our products, Hoffmann-La Roche pays us a royalty on aggregate sales outside of the United States. In addition, Hoffmann-La Roche has rights to, and pays us royalties on, Canadian sales of Activase, Protropin, Nutropin,

Pulmozyme and Actimmune, sales of Pulmozyme outside of the United States and sales of Rituxan outside of the United States, excluding Japan. Genentech supplies its products to Hoffmann-La Roche, and has agreed to supply its products for which Hoffmann-La Roche has exercised its option, for sales outside of the United States.

In addition, on July 6, 1998, we entered into an agreement with Hoffmann-La Roche to provide Hoffmann-La Roche exclusive marketing rights outside of the United States for Herceptin.

In December 1997, Genentech and Alteon Inc. entered into a collaborative agreement to develop and market pimagedine, an advanced glycosylation end-product formation inhibitor to treat kidney disease in diabetic patients. Under the terms of the agreement, we licensed pimagedine and second generation compounds from Alteon and we have made investments in Alteon stock of $37.5 million. In 1998, as a result of unsuccessful clinical trials with pimagedine and the decline in the value of our investment in Alteon, we wrote down $24.2 million of its marketable and nonmarketable equity investments in Alteon. The agreement was terminated in June 1999.

Genentech and CuraGen Corporation entered into a research collaborative agreement in November 1997, whereby we invested $5.0 million in equity of CuraGen and we agreed to provide a convertible equity loan to CuraGen of up to $26.0 million. On October 15, 1999, CuraGen borrowed $16 million under the loan.

Also, in December 1997, Genentech and LeukoSite entered into a collaboration agreement to develop and commercialize LeukoSite's LDP-02, a humanized monoclonal antibody for the potential treatment of inflammatory bowel diseases. Under the terms of the agreement, we made a $4.0 million equity investment in LeukoSite and we agreed to provide a convertible equity loan for approximately $15.0 million to fund Phase II development costs. Upon successful completion of Phase II, if LeukoSite agrees to fund 25% of Phase III development costs, we have agreed to provide a second loan to LeukoSite for such funding. As of the date of this prospectus, no loan amounts have been funded to LeukoSite.

In May 1999, we entered into a license agreement with Immunex whereby we granted to Immunex a worldwide, co-exclusive license under our immunoadhesin patents to make, use and sell Enbrel, Immunex's product to treat moderately to severely active rheumatoid arthritis. Immunex paid us an initial license fee and has agreed to pay royalties on sales of Enbrel from November 6, 1998, which was the date of product launch, through the life of our patents.

On August 6, 1999, Hoffmann-La Roche announced that the preliminary results from its Phase III trial of Xubix had not shown that Xubix was better than aspirin in preventing recurrent ischemic events in patients suffering from acute coronary syndrome. Hoffmann-La Roche has terminated its development of Xubix based on these unsuccessful results.

DISTRIBUTION

We have a U.S.-based pharmaceutical marketing, sales and distribution organization. Our sales efforts are focused on specialist physicians based at major medical centers in the United States. In general, our products are sold to distributors or directly to hospital pharmacies or medical centers. We utilize common pharmaceutical company marketing techniques, including advertisements, professional symposia, direct mail, public relations and other methods.

Our products are available at no charge to qualified patients under our uninsured patient programs in the United States. We have established the Genentech Endowment for Cystic Fibrosis so qualified cystic fibrosis patients in the United States who need Pulmozyme can gain assistance in obtaining it.

During 1998, we provided certain marketing programs relating to Activase, including comprehensive wastage replacement and expired product programs for Activase that, subject to specific conditions, provides customers the right to return Activase to us for replacement related to both patient-related product wastage and product expiration. We maintain the right to renew, modify or discontinue the above programs.

Hoffmann-La Roche contributed approximately 11% of our total revenues in 1998, 11% in 1997 and 14% in 1996. Three other major customers, Caremark, Inc., Bergen Brunswig, and Cardinal Distribution, Inc., each contributed 10% or more of our total revenues in at least one of the last three years. Caremark, Inc., a national distributor, which accounted for 10%, 14% and 15% of total revenues in 1998, 1997 and 1996, respectively, distributes our growth hormone products, Pulmozyme and Actimmune, through its extensive branch network and is then reimbursed through a variety of sources. Bergen Brunswig, a national wholesale distributor of all of our products, contributed 11% of our total revenues in 1998 and 10% in 1997 and 1996. Cardinal Distribution, Inc., a national wholesaler distributor of all our products, contributed 11% of our total revenues in 1998.

LICENSING AGREEMENTS WITH F. HOFFMANN-LA ROCHE LTD

We currently have two major licensing agreements with Hoffmann-La Roche.

Herceptin Licensing Agreement

On July 6, 1998, we entered into an agreement with Hoffmann-La Roche to provide Hoffmann-La Roche exclusive marketing rights outside of the United States for Herceptin. Under the agreement, Hoffmann-La Roche paid $40.0 million to us and has agreed to pay cash milestones tied to future product development activities, to contribute equally with us up to a maximum of $40.0 million on global development costs and to make royalty payments of 20% on aggregate net product sales outside the United States up to $500 million in each calendar year and 22.5% on such sales in excess of $500 million in each calendar year.

Amended and Restated Licensing Agreement

Summary of Key Changes: Under an agreement dated October 25, 1995, we granted to Hoffmann-La Roche an option for ten years for licenses to use and sell some of our products in non-U.S. markets. In July 1999, we amended this licensing agreement with Hoffmann-La Roche by extending until at least 2015 Hoffmann-La Roche's option to license to use and sell products in non-U.S. markets. Other key changes to the license agreement are summarized as follows:

     - Hoffmann-La Roche may choose to exercise its option at the end of a Phase III trial, if it pays a $10 million fee to us to extend its option on the product;

     - if Hoffmann-La Roche exercises its option after the completion of a Phase III trial, Hoffmann-La Roche will reimburse us for 75% of our development costs incurred after the completion of the Phase II trial through the completion of the Phase III trial, and 50% of our development costs incurred before completion of the Phase II trial. Subsequent development costs for other indications will be shared 75%/25% by Hoffmann-La Roche and Genentech;

     - on each Genentech Product for which Hoffmann-La Roche exercises its option after completion of the Phase III trials, we will receive a royalty of 15% on all sales until the later in each country of the expiration of our relevant patent or 25 years from the first commercial introduction; however, $5 million of any option extension fee paid by Hoffmann-La Roche shall be credited against royalties payable to us in the first calendar year of sales by Hoffmann-La Roche in which aggregate sales of that product exceeds $100 million;

     - Hoffmann-La Roche will have the right to manufacture our products itself if it can demonstrate that it is able to manufacture products at a lower price than our supply price, if we are not able to supply Hoffmann-La Roche's commercial requirements or if we intend to have a third party manufacture the product;

     - Hoffmann-La Roche will have the right to terminate a license for a product upon 30 days notice;

     - if Hoffmann-La Roche terminates its license based on a good faith determination, after consultation with appropriate regulatory authorities in the relevant country, that the product cannot be approved for sale in one or more major European countries because of safety issues, Hoffmann-La Roche will be liable for all obligations incurred primarily to support registration outside the United States of that product for up to six months after the termination is given; and

     - if Hoffmann-La Roche terminates its license for other than safety reasons, Hoffmann-La Roche shall be liable for all of its obligations regarding the product for up to twelve months after the notice of termination.

General: Pursuant to our amended and restated licensing agreement with Hoffmann-La Roche, we have agreed to grant to Hoffmann-La Roche an exclusive patent, know-how and trademark license to use, sell and, under certain conditions, make in Canada (collectively, the "Canada Products"):

     - Activase tissue plasminogen activator;

     - Protropin and Nutropin human growth hormone;

     - Actimmune interferon gamma-1b; and

     - Pulmozyme inhalation solution.

We have also agreed to grant to Hoffmann-La Roche an exclusive patent, know-how and trademark license to use, sell and, under certain conditions, make Pulmozyme outside the United States (the "Roche Territory").

Except as noted below with respect to certain "in-licensed" products, the licensing agreement provides that we will grant to Hoffmann-La Roche an option for an exclusive patent, know-how and trademark license in the Roche Territory on a product-by-product basis to use, sell and, under certain circumstances, make other products for which we have rights or for which we have subsequently acquired rights ("Genentech Products"). We granted to Hoffmann-La Roche an option for an exclusive patent and know-how license outside the United States to use, sell and, under certain conditions, make products in-licensed from IDEC (such products being referred to as "IDEC Product"). Hoffmann-La Roche exercised its option with regard to Rituxan. In Canada, Hoffmann-La Roche's rights with respect to IDEC Product are subject to our preexisting co-promotion obligation for this product. Subject to the terms and conditions of any relevant license agreements and Hoffmann-La Roche's acceptance of those terms and conditions, we will grant to Hoffmann-La Roche an option for an exclusive patent and know-how license in the Roche Territory on a product-by-product basis to use, sell and, under certain circumstances, make other human pharmaceutical products for which we have acquired rights in the Roche Territory by means of a patent and/or know-how license from a third party ("In-Licensed Product").

Hoffmann-La Roche may exercise its option to license our products upon the occurrence of any of the following:

     - our decision to file an IND with the FDA for a product;

     - at completion of a Phase II trial for a product with results sufficient to support the undertaking of a Phase III trial; or

     - if Hoffmann-La Roche paid a fee of $10 million at completion of the Phase II trial to extend its option for that product, at completion of a Phase III trial for that product with results sufficient to support the filing of a BLA or NDA.

We must notify Hoffmann-La Roche and supply to Hoffmann-La Roche a reasonable summary of available information regarding a product, including data from any Phase II or Phase III trials, upon each of these events. Hoffmann-La Roche then has 60 days to exercise its option. Within 30 days of this notification, the joint commercialization committee described below must meet to review the results of any Phase II or Phase III trials and other relevant data. Within 60 days of this notification and receipt by Hoffmann-La Roche of the information regarding the product, Hoffmann-La Roche must either exercise its option for the product or irrevocably waive it for that particular option period. If Hoffmann-La Roche waives its option, we are permitted to develop and sell the product ourselves or with another party. Prior to our decision to file an IND exemption application with the FDA for a product, we retain authority to discontinue sole development of that product and, subject to the provisions of our affiliation agreement with Roche, to license that product to a third party. See "Relationship with Roche -- Arrangements between Genentech and
Roche -- Licensing and Marketing Arrangements" below.

The options granted in the licensing agreement terminate on October 25, 2015, except for the following:

     - if Hoffmann-La Roche has paid to extend its option on a product, Hoffmann-La Roche will retain an option on that product upon completion of Phase III trials;

     - for a product for which we have decided to file an IND with the FDA but which has not yet reached completion of Phase II trials, Hoffmann-La Roche may exercise its option upon completion of Phase II trials; and

     - for a product for which a 60-day option exercise period had begun, Hoffmann-La Roche may exercise its option up until the end of that 60-day period.

We have the sole right outside the Roche Territory, and Hoffmann-La Roche has the sole right in the Roche Territory, to register, use, sell and market such products arising from our current collaborations with Hoffmann-La Roche on IIb/IIIa antagonists, other than Xubix, and ras farnesyltransferase inhibitors. All research efforts on these products will continue to be shared in an equal manner; no royalties on sales shall be due from either party to the other. The costs for development of certain products will be shared as described below under "--Development and Marketing."

The licensing agreement grants us an option to participate and share in the development and commercialization of Xubix within 30 days after approval of an NDA by the FDA. If exercised, we would reimburse Hoffmann-La Roche for 50% of its development costs (including Phase III development costs) incurred by Hoffmann-La Roche from and after May 1, 1997 through the date we exercised our option and for Phase III development costs incurred prior to May 1, 1997 and would pay an additional $25 million. If we exercise our option, we and Hoffmann-La Roche will negotiate and enter into a more detailed commercialization and development agreement. We would have co-exclusive rights with Hoffmann-La Roche in the United
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

States to register, use, sell and market the products resulting from our collaboration on Xubix. Hoffmann-La Roche has terminated its development of Xubix based on unsuccessful results of a Phase III trial.

Commercialization Committees: To manage our collaborations with Hoffmann-La Roche, the licensing agreement provides for the establishment of four committees: a joint commercialization committee to provide a forum for the exchange of information about Genentech Products; a development committee to coordinate development efforts between us and Hoffmann-La Roche; a management committee to review annually the development and commercialization of all products covered by the licensing agreement; and a joint finance committee to discuss financial activities relating to the licensing agreement. We and Hoffmann-La Roche will review the committee structure within six months after effectiveness of the licensing agreement to consider simplifying the committee system.

Development and Marketing: Under the licensing agreement, we will have sole responsibility and full autonomy for the development and marketing of our products outside the Roche Territory, and also in the Roche Territory with respect to products for which Hoffmann-La Roche does not exercise its option for a license. Hoffmann-La Roche will have sole responsibility for the development and marketing of products in the Roche Territory for which it has been granted a license or exercised its option for a license.

Under the licensing agreement, Hoffmann-La Roche will, in general, reimburse us for 50% of our development costs, depending on the payment mechanism described below, incurred in connection with a product for which Hoffmann-La Roche has exercised its option for a license except that if Hoffmann-La Roche exercises its option to license a new product after receiving notice of the completion of a Phase III trial for that product, Hoffmann-La Roche will reimburse us for 75% of our development costs incurred between the time we gave notice of completion of Phase II trials and the exercise of its option, in addition to reimbursing us for 50% of our development costs incurred prior to notice of completion of Phase II trials. However, $5 million of any option extension fee paid by Hoffmann-La Roche will be credited against our development costs to be reimbursed by Hoffmann-La Roche for that product.

The mechanism for reimbursement of our development costs incurred up to the date of Hoffmann-La Roche's exercise of its option for a product shall be, at our election and with Hoffmann-La Roche's consent, either of the following:

     - upon Hoffmann-La Roche's exercise of its option by payment in full of the appropriate percentage of the previously incurred development costs for that product or

     - by quarterly payments equal to 150% of prospective development costs for that product until the appropriate percentage of all previously incurred development costs for that product have been reimbursed.

If the option was exercised prior to completion of the product's Phase II trials, 50% of the global development costs incurred after Hoffmann-La Roche's exercise of its option shall be reimbursed by Hoffmann-La Roche on an ongoing basis. If the option was exercised after completion of the product's Phase II trials, 75% of the global development costs incurred after Hoffmann-La Roche's exercise of its option shall be reimbursed by Hoffmann-La Roche on an ongoing basis.

Once Hoffmann-La Roche has exercised an option to license a product, we will share the subsequent global development costs of that product equally, except as follows:

     - Hoffmann-La Roche will bear 10% of the global development costs incurred in connection with Canada Products on or after the date on which Hoffmann-La Roche exercises its option for a license on the product;

     - Hoffmann-La Roche will bear 60% of the global development costs incurred in connection with IGF-1 products for any diabetes indication on or after the date on which Hoffmann-La Roche exercises its option for a license on the product;

     - Hoffmann-La Roche will bear 60% of the global development costs incurred in connection with any NGF products on or after the date on which Hoffmann-La Roche exercises its option for a license on the product;

     - for any additional indications, new formulations or new dosing schedules of a product, we and Hoffmann-La Roche will share equally the subsequent global development costs, unless Hoffmann-La Roche exercised its option after completion of the Phase III trials, in which case Hoffmann-La Roche will bear 75% and we will bear 25% of the subsequent global development costs; and

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

     - if Hoffmann-La Roche exercises its option after completion of the Phase III trials, each company will bear its own subsequent global development costs for clinical development and registration for the indication that is the subject of these Phase III trials.

Production and Supply: Pursuant to the licensing agreement, we or our subsidiaries, as applicable, will manufacture and supply to Hoffmann-La Roche its clinical requirements of Genentech Products at cost and its commercial requirements at cost plus a margin of 20% on such cost. If Hoffmann-La Roche exercises its option with respect to any synthetic molecules other than proteins and peptides ("Small Molecule Products"), Hoffmann-La Roche will manufacture and supply to us clinical requirements of Small Molecule Products at cost and commercial requirements at cost plus a margin of 20% on such cost. In-Licensed Products will be manufactured and supplied to Hoffmann-La Roche, whether by us, the licensor or a third party, in a manner consistent with the license agreement for that product. Hoffmann-La Roche will bear the same percentage of costs associated with developing a manufacturing process for products licensed by Hoffmann-La Roche as Hoffmann-La Roche is required to bear with respect to the development of the product. We will pay that proportion of Hoffmann-La Roche's costs associated with developing a manufacturing process for a Small Molecule Product licensed by Hoffmann-La Roche that Genentech's expected revenues for sales of that product in the United States bears to expected worldwide sales of that product.

Hoffmann-La Roche will have the right to manufacture Genentech Products itself, in bulk form or in vial form, under any of the following circumstances:

     - if Hoffmann-La Roche can demonstrate that it is able to manufacture products in either of these forms at a lower price than our supply price;

     - if we are not able to, or it is foreseeable that we will not be in a position to, supply Hoffmann-La Roche's commercial requirements in the Roche Territory; or

     - if we intend to have a third party manufacture a product in these forms.

Under any of these circumstances, at Hoffmann-La Roche's request, we will provide Hoffmann-La Roche with all information and any support, at Hoffmann-La Roche's expense, needed to enable Hoffmann-La Roche to manufacture a product in these forms for use and sale in the Roche Territory, and we shall grant Hoffmann-La Roche any necessary licenses to do so.

Royalties and Other Payments: We will receive the following royalties on product sales from Hoffmann-La Roche:

     - On Pulmozyme, (x) a royalty of 20% on sales in countries that are or will become members of the European Union or the European Free Trade Association and in Canada and (y) in all other countries which are part of the Roche Territory, a royalty of 12.5% on the first $100 million in aggregate sales and thereafter a royalty of 15% on aggregate sales in excess of $100 million until the later in each country of the expiration of our last relevant patent or 25 years from first commercial introduction;

     - On Canada Products, a royalty of 20% on sales of each such product until the later of the expiration of our relevant patent in Canada or 25 years from October 25, 1995 (with respect to Activase, Hoffmann-La Roche will pay an additional 10% royalty on sales in each year that exceed 110% of 1994 Activase sales up to a total payment of $27 million);

     - On each Genentech Product for which Hoffmann-La Roche exercises its option upon either a decision to file an IND with the FDA or completion of the Phase II trials, a royalty of 12.5% on the first $100 million in aggregate sales and thereafter a royalty of 15% on aggregate sales in excess of $100 million until the later in each country of the expiration of our last relevant patent or 25 years from first commercial introduction;

     - On each Genentech Product for which Hoffmann-La Roche exercises its option after completion of the Phase III trials, a royalty of 15% on all sales until the later in each country of the expiration of our relevant patent or 25 years from the first commercial introduction; however, $5 million of any option extension fee paid by Hoffmann-La Roche shall be credited against royalties payable to us in the first calendar year of sales by Hoffmann-La Roche in which aggregate sales of that product exceeds $100 million;

     - On IDEC Product, a royalty of 20% on sales for so long as we are paying royalties to IDEC on sales of IDEC Product and thereafter a royalty of 10% for aggregate annual sales of $75 million or less and 8% for aggregate annual sales in excess of $75 million until the later in each country of the expiration of our last relevant patent or 25 years from first commercial introduction;
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

     - On In-Licensed Products, a mutually agreeable royalty to be negotiated for each such product; and

     - On the expiration of any of the foregoing royalties, on a product for which Hoffmann-La Roche continues to use our trademark, a royalty of 2% on sales for so long as the trademark is used.

With respect to IDEC Product, Hoffmann-La Roche paid us $10 million and reimbursed us for 50% of some of our development costs and for certain one-time milestone payments that we were obligated to pay upon the occurrence of such milestones to IDEC.

Any of the foregoing royalties shall be renegotiated in good faith to make that royalty or rate significantly more economically viable for Hoffmann-La Roche if
(i) there exists a generically equivalent product competing with the product for which Hoffmann-La Roche pays royalties to us and (ii) the equivalent product has at least 25% of the market share for those products in that country.

Any of the foregoing royalties are subject to reductions in the event that Hoffmann-La Roche, together with its affiliates, hold less than 50% of our outstanding common stock.

Term and Termination: The licensing agreement expires for any individual product when royalties are no longer payable by Hoffmann-La Roche to us on sales of that product unless we and Hoffmann-La Roche agree to extend the licensing agreement for such product. Provisions for termination by Hoffmann-La Roche include the following:

     - Hoffmann-La Roche has the right to terminate a license for a product upon thirty days notice;

     - if Hoffmann-La Roche terminates its license based on a good faith determination, after consultation with appropriate regulatory authorities in the relevant country, that the product cannot be approved for sale in one or more major countries that either are or become members of the European Union or the European Free Trade Association because of safety issues, Hoffmann-La Roche shall be liable for all obligations incurred primarily to support registration in the Roche Territory of that product for up to six months after Hoffmann-La Roche terminates its license;

     - if Hoffmann-La Roche terminates its license for other than safety reasons, Hoffmann-La Roche shall be liable for all of its obligations regarding the product for up to twelve months after the termination notice is given or if Hoffmann-La Roche terminates its license after at least one Phase III clinical trial has been completed and the results of that trial are unable to support the registration of that product, or the results of other trials establish that further development would not provide data sufficient to support registration, Hoffmann-La Roche shall be liable for all of its obligations regarding the product for up to six months after the termination notice is given; and

     - if Hoffmann-La Roche terminates its license, all rights to the product revert to us.

If Hoffmann-La Roche fails to use its best efforts to commercialize a product in a country and fails to take adequate remedial measures within six months of notice, we may

     - terminate the agreement with respect to that product in that country if a registration has not been initiated; or

     - convert the exclusive license for that product in that country to a nonexclusive one if registration has been initiated.

We may terminate our development or commercialization at any time for any product which has been licensed to Hoffmann-La Roche, and such product will then be subject to the provisions of our affiliation agreement with Roche described under "Relationship with Roche--Arrangements between Genentech and Roche--Licensing and Marketing Arrangements," provided that if such termination is for reasons other than safety concerns, we will have an obligation for up to two years to provide Hoffmann-La Roche's clinical and commercial supply requirements. Either party may terminate the licensing agreement for the breach of a material obligation of the other. We may terminate Hoffmann-La Roche's option for a license for products if the equity ownership of Hoffmann-La Roche and its affiliates in our company is less than 50% at any time. If we terminate the license agreement for any product for any reason, Hoffmann-La Roche will have a royalty-free right and license to produce and supply all of its clinical and commercial supply requirements and we will be obligated to transfer to Hoffmann-La Roche all manufacturing technology with respect to that product. If Hoffmann-La Roche terminates its development or commercialization of a Small Molecule Product at any time, we will have a royalty-free right and license to produce and supply all of our clinical and commercial supply requirements and Hoffmann-La Roche will be obligated to transfer to us all manufacturing technology with respect to that product.

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RAW MATERIALS

Raw materials and supplies required for the production of our principal products are generally available in quantities adequate to meet our needs.

PROPRIETARY TECHNOLOGY -- PATENTS AND TRADE SECRETS

We seek patents on inventions arising from our ongoing research and development activities. Patents issued or applied for cover inventions ranging from basic recombinant DNA techniques to processes relating to specific products and to the products themselves. We have either been granted patents or have patent applications pending that relate to a number of current and potential products including products licensed to others. We consider that in the aggregate our patent applications, patents and licenses under patents owned by third-parties are of material importance to our operations. Important legal issues remain to be resolved as to the extent and scope of available patent protection for biotechnology products and processes in the United States and other important markets outside of the United States. We expect that litigation will likely be necessary to determine the validity and scope of certain of our proprietary rights. We are currently involved in a number of patent lawsuits, as either a plaintiff or defendant, and administrative proceedings relating to the scope of protection of our patents and those of others. These lawsuits and proceedings may result in a significant commitment of our resources in the future. We cannot assure you that the patents we obtain or the unpatented proprietary technology we hold will afford us significant commercial protection.

In general, we have obtained licenses from various parties that we deem to be necessary or desirable for the manufacture, use or sale of our products. These licenses (both exclusive and non-exclusive) generally require us to pay royalties to the parties on product sales.

Our trademarks, Actimmune, Activase, Herceptin, Nutropin, Nutropin AQ, Nutropin Depot, Protropin, Pulmozyme, Rituxan and TNKase, in the aggregate are considered to be of material importance, and all are registered in the U.S. Patent and Trademark Office and in other countries, other than Nutropin Depot and TNKase, for which applications are pending with the U.S. Patent and Trademark Office.

Our royalty income during 1998, 1997 and 1996 for patent licenses, know-how and other related rights amounted to $229.6 million, $241.1 million and $214.7 million, respectively. Royalty expenses for 1998, 1997 and 1996 were $66.3 million, $58.9 million and $58.9 million, respectively.

COMPETITION

We face competition, and believe significant long-term competition can be expected, from large pharmaceutical companies and pharmaceutical divisions of chemical companies as well as biotechnology companies. This competition can be expected to become more intense as commercial applications for biotechnology products increase. Some competitors, primarily large pharmaceutical companies, have greater clinical, regulatory and marketing resources and experience than we do. Many of these companies have commercial arrangements with other companies in the biotechnology industry to supplement their own research capabilities.

The introduction of new products or the development of new processes by competitors or new information about existing products may result in price reductions or product replacements, even for products protected by patents. However, we believe our competitive position is enhanced by our commitment to research leading to the discovery and development of new products and manufacturing methods. Other factors that should help us meet competition include ancillary services provided to support our products, customer service, and dissemination of technical information to prescribers of our products and to the health care community, including payers.

Over the longer term, our and our collaborators' ability to successfully market current products, expand their usage and bring new products to the marketplace will depend on many factors, including but not limited to the effectiveness and safety of the products, FDA and foreign regulatory agencies' approvals for new indications, the degree of patent protection afforded to particular products, and the effect of managed care as an important purchaser of pharmaceutical products.

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Herceptin

Herceptin is the first humanized monoclonal antibody for the treatment of HER2 overexpressing metastatic breast cancer and the second United States approval in this new class of monoclonal antibody biotherapeutic cancer drugs. The first was Rituxan. We are aware of other potentially competitive biologic therapies in development.

Rituxan

Rituxan received designation as a U.S. Orphan Drug by the FDA in 1994 for the treatment of relapsed or refracting low grade or follicular, CD20-positive B-cell non-Hodgkin's lymphoma. We are aware of other potentially competitive biologic therapies in development. Coulter recently filed a BLA with respect to one such product for a similar indication for which Rituxan is approved.

Activase

We continue to face competition from Retavase(R), a thrombolytic agent. Retavase received FDA approval in October 1996 for the treatment of acute myocardial infarction. We believe Retavase infringes on our patents and we have filed a patent infringement action against Boehringer Mannheim. In 1998, Centocor, Inc. purchased the United States and Canadian rights to Retavase from Boehringer Mannheim. In addition, the market for thrombolytic therapy has declined as there is an increasing use of mechanical reperfusion in lieu of thrombolytic therapy for the treatment of acute myocardial infarction. In April 1995, the FDA approved for marketing an accelerated dosage of Activase. In June 1996, we received clearance from the FDA to market Activase for the treatment of acute ischemic stroke within three hours of symptom onset. Activase is the first therapy to be indicated for the acute treatment of stroke. In addition, in July 1999, we made U.S. regulatory filings seeking marketing approval for our second generation t-PA, TNKase, to be used in treating heart attack patients, and we are currently waiting for regulatory clearance.

In March 1998, we received two new patents related to variant forms of t-PA. Based on these patents, we filed an infringement action against Centocor Inc. in the Northern District of California which alleges that Centocor's sale, offer for sale, use in, and importation into, the United States of Retavase (reteplase, recombinant), a t-PA, infringes these two new patents.

In connection with the acquisition by Roche of Corange Limited in 1998, Roche entered into a consent decree with the Federal Trade Commission. Pursuant to the consent decree, with Roche's acquisition of 100% of our stock or with Roche's control of us under our former governance agreement, Roche would cause us to dismiss, with prejudice, all pending litigation we have against Centocor regarding the rights for the research, development, manufacture or sale of Centocor's Retavase product, and we shall refrain from instituting any new litigation against Centocor challenging or seeking to render invalid any of the patents divested or licensed to Centocor pursuant to the terms of the decree. Roche has requested that we proceed with dismissing such litigations under the consent decree, and we are in the process of discussing and resolving with Roche and Centocor how to implement those dismissals.

We are aware of other companies actively pursuing the development for the U.S. market of nonrecombinant or recombinant t-PA or t-PA variants, and additional companies or combinations of companies pursuing the development of other types of potentially competitive thrombolytic agents.

Protropin, Nutropin, Nutropin AQ and Nutropin Depot

Lilly received FDA approval in 1987 to market its growth hormone product for treatment of growth hormone inadequacy in children. Three other companies--BioTechnology General, Novo Nordisk A/S and Pharmacia & Upjohn--received FDA approval in 1995 to market their growth hormone products in the United States, although BioTechnology General has been preliminarily enjoined from selling its product in the United States. A fifth competitor, Serono Laboratories, Inc., received FDA approval in October 1996 to market its growth hormone product. In the first quarter of 1997, Serono, Novo and Pharmacia & Upjohn began selling their growth hormone products in the United States. On July 12, 1999, Novo announced the filing of an NDA for Norditropin(R) SimpleXx(TM), a liquid form of its recombinant somatropin product, seeking approval for the long-term treatment of children who have growth hormone failure due to inadequate secretion of endogenous growth hormone. In addition, three of our competitors have received approval to market their existing human growth hormone products in the United States for additional indications.

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In June 1999, we made U.S. regulatory filings seeking marketing approval for
Nutropin Depot, and we are currently awaiting regulatory approval. We are not aware of any competing sustained release formulations of human growth hormone in clinical development.

Pulmozyme

Sales of Pulmozyme for the management of cystic fibrosis in the United States, Canada and some countries in Europe began in early 1994. In November 1996, Pulmozyme was cleared for marketing by the FDA for the management of cystic fibrosis patients with advanced disease; a condition that affects approximately 500 patients in the United States. In February 1998, we received approval from the FDA for a label extension that includes the safety and alternative administration of Pulmozyme in children under the age of five with cystic fibrosis. In accordance with our then existing licensing agreement with Roche, in the fourth quarter of 1995, Hoffmann-La Roche obtained exclusive rights to sell Pulmozyme outside of the United States, and we receive a royalty on such sales. We are not aware of any directly competing products in development.

GOVERNMENT REGULATION

Regulation by governmental authorities in the United States and other countries is a significant factor in the manufacture and marketing of our products and in ongoing research and product development activities. All of our products will require regulatory approval by governmental agencies prior to commercialization. In particular, our products are subject to rigorous preclinical and clinical testing and other premarket approval requirements by the FDA and regulatory authorities in other countries. Various statutes and regulations also govern or influence the manufacturing, safety, labeling, storage, record keeping and marketing of such products. The lengthy process of seeking these approvals, and the subsequent compliance with applicable statutes and regulations, require the expenditure of substantial resources. We believe that we are currently in compliance with such statutes and regulations. Any failure by us to obtain, or any delay in obtaining, regulatory approvals could materially adversely affect our business.

The activities required before a pharmaceutical product may be marketed in the United States begin with preclinical testing. Preclinical tests include laboratory evaluation of product chemistry and animal studies to assess the potential safety and efficacy of the product and its formulations. The results of these studies must be submitted to the FDA as part of an IND application, which must be reviewed by the FDA before proposed clinical testing can begin. Typically, clinical testing involves a three-phase process. In Phase I, clinical trials are conducted with a small number of subjects to determine the early safety profile and the pattern of drug distribution and metabolism. In Phase II, clinical trials are conducted with groups of patients afflicted with a specified disease in order to provide enough data to statistically evaluate the preliminary efficacy, optimal dosages and expanded evidence of safety. In Phase III, large scale, multicenter, comparative clinical trials are conducted with patients afflicted with a target disease in order to provide enough data to statistically evaluate the efficacy and safety of the product, as required by the FDA. The results of the preclinical and clinical testing of a chemical pharmaceutical product are then submitted to the FDA in the form of an NDA, or for a biological pharmaceutical product in the form of BLA, for approval to commence commercial sales. In responding to an NDA or a BLA, the FDA may grant marketing approval, request additional information or deny the application if it determines that the application does not provide an adequate basis for approval. We can not assure you that any approval required by the FDA will be obtained on a timely basis, if at all.

Among the conditions for NDA or BLA approval is the requirement that the prospective manufacturer's quality control and manufacturing procedures conform on an ongoing basis with Good Manufacturing Practices, or GMP. Before approval of the BLA, the FDA will perform a prelicensing inspection of the facility to determine its compliance with GMP and other rules and regulations. In complying with GMP, manufacturers must continue to expend time, money and effort in the area of production and quality control to ensure full compliance. After the establishment is licensed for the manufacture of any product, manufacturers are subject to periodic inspections by the FDA.

The requirements that we must satisfy to obtain regulatory approval by governmental agencies in other countries prior to commercialization of our products in such countries can be as rigorous, costly and uncertain.

We are also subject to various laws and regulations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals and the use and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, used in connection with our research. We believe we are currently in compliance with all these laws and regulations. The extent of governmental regulation that might result from any legislative or administrative action cannot be accurately predicted.
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The levels of revenues and profitability of biopharmaceutical companies may be affected by the continuing efforts of government and third party payers to contain or reduce the costs of health care through various means. For example, in certain foreign markets pricing or profitability of therapeutic and other pharmaceutical products is subject to governmental control. In the United States there have been, and we expect that there will continue to be, a number of federal and state proposals to implement similar governmental control. While we cannot predict whether any such legislative or regulatory proposals will be adopted, the adoption of such proposals could have a material adverse effect on our business, financial condition and profitability. In addition, in both the United States and elsewhere, sales of therapeutic and other pharmaceutical products are dependent in part on the availability of reimbursement to the consumer from third party payers, such as government and private insurance plans. Third party payers are increasingly challenging the prices charged for medical products and services. We cannot assure you that any of our products will be considered cost effective and that reimbursement to the consumer will be available or will be sufficient to allow us to sell our products on a competitive and profitable basis.

RESEARCH AND DEVELOPMENT

A major portion of our operating expenses to date have been related to the research and development of products either on our own behalf or under contracts. During 1998, 1997 and 1996, our research and development expenses were $396.2 million, $470.9 million and $471.1 million, respectively. During the six months ended June 30, 1999, our research and development expenses were $185.0 million.

Our research and development efforts have been the primary source of our products. We intend to maintain our strong commitment to research and development as an essential component of our product development effort. Licensed technology developed by outside parties is an additional source of potential products.

HUMAN RESOURCES

As of September 30, 1999, we had 3,699 employees.

ENVIRONMENT

We seek to comply with all applicable statutory and administrative requirements concerning environmental quality. We have made, and will continue to make, expenditures for environmental compliance and protection. Expenditures for compliance with environmental laws have not had and are not expected to have a material effect on our capital expenditures, results of operation, financial position or competitive position.

PROPERTIES

Our primary facilities are located in a research and industrial park in South San Francisco, California in both leased and owned properties. We currently occupy twenty-two buildings for our research and development, manufacturing, marketing and administrative activities. Fourteen of the buildings are owned property and eight are leased. We have made and continue to make improvements to these properties to accommodate our growth. In addition, we own approximately 17 acres adjacent to our current facilities that may be used for future expansion. In 1995, we began development of a new manufacturing facility of approximately 300,000 square feet in Vacaville, California under an operating lease arrangement. The facility is operational and we expect to file for licensure by December 31, 1999. We also have leases for certain additional office facilities in several locations in the United States.

We believe our facilities are in good operating condition and that the real property owned or leased, combined with the new Vacaville site, currently conducted start-up and validation checks, are adequate for all present and near term uses although additional manufacturing capacity may be added on the Vacaville site dependent on the success of products in clinical trials. We believe any additional facilities could be obtained or constructed with our capital resources.

LEGAL PROCEEDINGS

We are a party to various legal proceedings, including patent infringement cases involving human growth hormone products, antibody products and other matters.

In July 1997, an action was filed in the U.S. District Court for the Northern District of California alleging that our manufacture, use and sale of Nutropin human growth hormone products infringes a patent known as the "Goodman Patent", owned by the Regents of the University of California, or UC. This action is substantially the same as a previous action filed in 1990 against us by UC alleging that our manufacture, use and sale of Protropin recombinant human growth hormone infringes the Goodman Patent. The 1997 case had been stayed until recently, as described below.

In May 1999, the 1990 case was submitted to the jury and, on June 2, 1999, the jury announced its findings. While the jury found that the Goodman Patent was valid, the jurors could not agree among themselves whether our manufacture, use or sale of Protropin infringed the Goodman Patent, although the jury publicly reported that it voted 8-1 in favor of UC. Because the jury could not reach a unanimous decision, no finding of infringement was made and there is no current legal basis for us to be held liable to UC for any claim of damages. On June 22, 1999, the judge held a hearing known as a status conference to discuss further proceedings relating to the 1990 and 1997 cases. At that time, Genentech renewed its request that the judge hold a non-jury trial and decide whether UC defrauded the U.S. Patent and Trademark Office when obtaining the Goodman Patent. The judge has previously denied a request by UC that this defense be thrown out of the case for lack of merit. A favorable ruling by the judge in any such trial would render the Goodman Patent unenforceable. On July 1, 1999, the judge issued a written decision setting the schedule for further proceedings. The judge consolidated the 1990 and 1997 cases for a jury trial to begin on January 3, 2000. The issues of infringement and willfulness will be tried to the jury first, and only if the jury finds liability would the issue of damages be tried. Pursuant to the judge's decision, that jury trial is to be followed immediately by a court trial of Genentech's fraud (inequitable conduct) claim against UC.

On May 28, 1999, Glaxo Wellcome Inc. filed a patent infringement lawsuit against us in the U.S. District Court in Delaware. That suit asserts that we infringe four U.S. patents owned by Glaxo Wellcome. Two of the patents relate to the use of specific kinds of monoclonal antibodies for the treatment of human disease, including cancer. The other two patents asserted against us relate to preparations of specific kinds of monoclonal antibodies which are made more stable and the methods by which such preparations are made. We have been served with the complaint. The complaint fails to specify which of our products or methods of manufacture are allegedly infringing the four patents at issue. However, we believe that the suit relates to the manufacture, use and sale of our Herceptin and Rituxan antibody products. On July 19, 1999, we filed our answer to Glaxo Wellcome's complaint, and in our answer we also stated counterclaims against Glaxo Wellcome. The judge has scheduled the trial of this suit to begin January 29, 2001.

We and the City of Hope Medical Center are parties to a 1976 agreement relating to work conducted by two City of Hope employees, Arthur Riggs and Keiichi Itakura, and patents resulting therefrom ("Riggs/Itakura Patents"). Since that time, Genentech has entered into license agreements with various companies to make, use and sell the products covered by the Riggs/Itakura Patents. On August 13, 1999 the City of Hope filed a complaint against us in the Superior Court in Los Angeles County, California alleging that we owe royalties to the City of Hope in connection with these license agreements, as well as product license agreements that involve the grant of licenses under the Riggs/Itakura Patents. The complaint states claims for declaratory relief, breach of contract, breach of implied covenant of good faith and fair dealing, and breach of fiduciary duty. We have not yet filed our answer to the complaint.

Based upon the nature of the claims made and the information available to date to us and our counsel through investigations and otherwise, we believe the outcome of these actions is not likely to have a material adverse effect on our financial position, result of operations or cash flows. However, were an unfavorable ruling to occur in any quarterly period, there exists the possibility of a material impact on the net income of that period.

In addition to the above, in April 1999, we agreed to make a $50 million payment to settle a federal investigation relating to our past clinical, sales and marketing activities associated with human growth hormone.

                                   MANAGEMENT

Our board consists of two Roche directors, Franz B. Humer and Jonathan K.C. Knowles, three independent directors, Herbert W. Boyer, Charles A. Sanders and Sir Mark Richmond, and one Genentech employee, Arthur D. Levinson, who is also the chairman of the board. However, Roche has the right at any time to obtain proportional representation on our board. See "Risk Factors--Roche, Our Controlling Stockholder, May Have Interests That Are Adverse to Yours." The executive officers and directors of Genentech and their respective ages and positions with Genentech are as follows:

-----------------------------------------------------------------------------------------------------------
                  NAME                     AGE                            POSITION
-----------------------------------------------------------------------------------------------------------
Arthur D. Levinson, Ph.D. ...............        President, Chief Executive Officer and Chairman of the
                                           49    Board
William D. Young(1)......................  55    Chief Operating Officer
Louis J. Lavigne, Jr. ...................  51    Executive Vice President and Chief Financial Officer
Susan D. Desmond-Hellmann, M.D.,                 Executive Vice President--Development and Product
  M.P.H. ................................  42    Operations
Dennis J. Henner, Ph.D. .................  48    Senior Vice President--Research
Judith A. Heyboer........................  49    Senior Vice President--Human Resources
Stephen G. Juelsgaard....................  51    Senior Vice President--General Counsel and Secretary
James P. Panek...........................  46    Senior Vice President--Product Operations
W. Robert Arathoon, Ph.D. ...............  47    Vice President--Process Sciences
Joffre B. Baker, Ph.D. ..................  51    Vice President--Research Discovery
J. Joseph Barta..........................  52    Vice President--Quality
Stephen G. Dilly, M.D., Ph.D. ...........  40    Vice President--Medical Affairs
David Ebersman...........................  30    Vice President--Product Development
Robert L. Garnick, Ph.D. ................  50    Vice President--Regulatory Affairs
Bradford S. Goodwin......................  45    Vice President--Finance
Paula M. Jardieu, Ph.D. .................  48    Vice President--Pharmacological Sciences
Edmon R. Jennings........................  52    Vice President--Corporate Development
Sean A. Johnston, Ph.D...................  40    Vice President--Intellectual Property
Cynthia J. Ladd..........................  44    Vice President--Corporate Law and Assistant Secretary
Laura Leber..............................  37    Vice President--Corporate Communications
Walter K. Moore..........................  48    Vice President--Government Affairs
Diane L. Parks...........................  46    Vice President--Marketing
Kimberly J. Popovits.....................  40    Vice President--Sales
Nicholas J. Simon........................  45    Vice President--Business and Corporate Development
David C. Stump, M.D.(2) .................  49    Vice President--Clinical Research and Genentech Fellow
Daniel S. Sulzbach.......................  50    Vice President--Information Resources
John M. Whiting..........................  44    Controller and Chief Accounting Officer
Franz B. Humer, Ph.D. ...................  53    Director of Genentech
Jonathan K.C. Knowles, Ph.D. ............  51    Director of Genentech
Herbert W. Boyer, Ph.D. .................  63    Director of Genentech
Sir Mark Richmond, Ph.D..................  68    Director of Genentech
Charles A. Sanders, M.D..................  67    Director of Genentech

---------------
(1) Mr. Young has resigned from Genentech effective November 1, 1999.

(2) Dr. Stump has resigned from Genentech effective November 1, 1999.

All officers are elected annually by the Board of Directors.

Dr. Levinson, Mr. Lavigne, Dr. Desmond-Hellmann, Dr. Henner, Ms. Heyboer, Mr. Juelsgaard and Mr. Panek are members of our management executive committee.

ARTHUR D. LEVINSON, PH.D. was appointed Chairman of the Board in June 1999 and President and Chief Executive Officer of Genentech in July 1995. He had previously served as Senior Vice President of Genentech since January 1993. Dr. Levinson has held a number of other positions, including Vice President, Research, Vice President, Research Technology, Director, Cell Genetics Department and Staff Scientist subsequent to joining Genentech in May 1980 as a Senior Scientist.

WILLIAM D. YOUNG was appointed Chief Operating Officer of Genentech in April 1997. Mr. Young has resigned from Genentech effective November 1, 1999. Prior to becoming Chief Operating Officer, Mr. Young had served as Executive Vice President of Genentech from January 1996 to April 1997, as Senior Vice President from September 1988 to January 1996 and as Vice President, Manufacturing and Process Sciences from April 1983 to September 1988. Mr. Young joined Genentech in September 1980 as Director, Manufacturing from Eli Lilly and Company.

LOUIS J. LAVIGNE, JR. was appointed Executive Vice President of Genentech in March 1997 and Chief Financial Officer in August 1988. He previously served as Senior Vice President from July 1994 to March 1997 and as Vice President from July 1986 to July 1994. Mr. Lavigne joined Genentech in July 1982 from Pennwalt Corporation and became Controller in May 1983 and an officer of Genentech in February 1984.

SUSAN D. DESMOND-HELLMANN, M.D., M.P.H. was appointed Executive Vice President, Development and Product Operations in September 1999. She had served as Senior Vice President, Development from December 1997 until September 1999 and as Chief Medical Officer from December 1996 until September 1999. She joined Genentech in March 1995 as Clinical Scientist and subsequently held the positions of Associate Director from August 1995 to January 1996, Senior Director from January 1996 to March 1996 and Vice President, Medical Affairs from March 1996 to November 1997. Prior to joining Genentech, she held the positions of Associate Director at Bristol-Myers Squibb from February 1993 to February 1995 and Medical Oncologist at Lexington Oncology Associates from June 1992 to February 1993.

DENNIS J. HENNER, PH.D. was appointed Senior Vice President, Research in May 1998. He had served as Vice President, Research from April 1996 to May 1998, Vice President, Research Technology from July 1994 to April 1996, and as Senior Director, Research Technology from December 1990 to July 1994. From May 1990 to December 1990, Dr. Henner was Director and Senior Scientist, Cell Genetics Department. Dr. Henner joined Genentech in 1981 as a Scientist in Research. Prior to joining Genentech, he was at the Scripps Clinic and Research Foundation.

JUDITH A. HEYBOER joined Genentech as Senior Vice President, Human Resources in August 1996. Prior to joining Genentech, she held the positions of Vice President, Employee Relations and later Senior Vice President at Acuson Corporation from October 1983 to July 1996.

STEPHEN G. JUELSGAARD was appointed Senior Vice President in April 1998, Vice President and General Counsel in July 1994 and Secretary in April 1997. He joined Genentech in July 1985 as Corporate Counsel and subsequently served as Senior Corporate Counsel from 1988 to 1990, Chief Corporate Counsel from 1990 to 1993, Vice President, Corporate Law from 1993 to 1994, and Assistant Secretary from 1994 to 1997.

JAMES P. PANEK was appointed Senior Vice President, Product Operations in August 1999. He previously held the positions of Vice President, Manufacturing, Engineering and Facilities from July 1997 to August 1999, Vice President, Engineering and Facilities from July 1993 to July 1997 and Senior Director, Engineering and Facilities from July 1991 to July 1993.

W. ROBERT ARATHOON, PH.D. was appointed Vice President, Process Sciences in April 1996. Since joining Genentech in 1983 from The Wellcome Foundation, Dr. Arathoon has held a series of positions of increasing responsibility, most recently as Senior Director, Process Sciences from November 1994 to April 1996.

JOFFRE B. BAKER, PH.D. was appointed Vice President, Research Discovery in February 1997. He previously held the positions of Senior Director, Research Discovery from March 1993 to February 1997 and Director, Cardiovascular Research Development from September 1990 to September 1993. He has also been a member of the Research Review Committee (RRC) since March 1993.

J. JOSEPH BARTA was appointed Vice President, Quality in October 1998. He previously held the positions of Senior Director, Quality from March to October 1998, Senior Director, Quality Assurance from January 1994 to February 1998, Senior Director, Pharmaceutical Manufacturing from September to December 1993, Director, Pharmaceutical Manufacturing from September 1989 to August 1993, and Associate Director, Validation and Technical Services from June to September 1989. He joined Genentech in March 1988 as Manager, Validation. Prior to joining Genentech, he held positions of Director, Quality Assurance and Quality Control at Codon from May 1986 to March 1988 and Group Validation Manager at Miles Laboratories, Inc. from September 1979 to March 1986.

STEPHEN G. DILLY, M.D., PH.D. joined Genentech as Vice President, Medical Affairs in December 1998. Prior to joining Genentech he held various positions with SmithKline Beecham Pharmaceuticals from August 1988, including Director and Vice President Neurosciences Therapeutic Unit from December 1996 to December 1998, Director and Vice President CardioPulmonary Therapeutic Team from December 1994 to December 1996 and Group Director Neurosciences Therapeutic Unit from April 1993 to December 1994.

DAVID EBERSMAN was appointed Vice President, Product Development in February 1999. He joined Genentech in February 1994 as a Business Development Analyst and subsequently held the positions of Manager, Business Development from February 1995 to February 1996, Director, Business Development from February 1996 to March 1998 and Senior Director, Product Development from March 1998 to February 1999. Prior to joining Genentech, he held the position of Research Analyst at Oppenheimer & Company, Inc. beginning in 1991.

ROBERT L. GARNICK, PH.D. was appointed Vice President, Regulatory Affairs in February 1998. He had previously served as Vice President, Quality since April 1994 and was Senior Director, Quality Control from 1990 to 1994 and Director, Quality Control from 1988 to 1990. Dr. Garnick joined Genentech in August 1984 from Armour Pharmaceutical, where he worked from 1980. Prior to that, he was Manager of Analytical Development at Merrell National Labs from 1977 to 1980.

BRADFORD S. GOODWIN was appointed Vice President, Finance in October 1997. He had served as Vice President, Finance and Controller since December 1996. He has been a Vice President of Genentech since July 1993 and served as Controller from June 1989 to October 1997. He has also held the positions of Director, Financial Planning and Analysis, the Assistant Controller and the General Auditor. Before joining Genentech in April 1987, Mr. Goodwin worked for Price Waterhouse, a public accounting firm.

PAULA M. JARDIEU, PH.D. was appointed Vice President, Pharmacological Sciences in February 1997. She previously held the positions of Senior Director, Pharmacological Sciences from 1996 to February 1997, Staff Scientist from 1992 to 1996, Senior Scientist from 1989 to 1992 and Scientist from 1986 to 1989.

EDMON R. JENNINGS was appointed Vice President, Corporate Development in December 1995. He was Vice President, Sales and Marketing from January 1994 to December 1995, and had served as Vice President, Sales since January 1991. He joined Genentech in September 1985 as Western Area Sales Manager. Prior to joining Genentech, Mr. Jennings was Western Region Sales Manager of Bristol-Myers' Oncology Division.

SEAN A. JOHNSTON, PH.D. was appointed Vice President, Intellectual Property in June 1998. He joined Genentech in October 1990 as Patent Counsel and subsequently held the positions of Senior Patent Counsel from October 1993 to October 1995, Senior Patent Counsel and Manager of Patent Litigation from October 1995 to April 1998, and Associate General Counsel, Patent Law from April 1998 to June 1998. Prior to joining Genentech, he served as a Law Clerk at the United States District Court for the Central District of California from September 1989 to September 1990 and was a Research Scientist at International Genetic Engineering, Inc. from December 1984 to August 1986.

CYNTHIA J. LADD was appointed Vice President, Corporate Law in February 1996 and Assistant Secretary in April 1997. She joined Genentech in 1989 as Corporate Counsel and subsequently held the positions of Senior Corporate Counsel from November 1990 to June 1993 and Chief Corporate Counsel from June 1993 to February 1996.

LAURA LEBER was appointed Vice President, Corporate Communications in August 1999. She joined Genentech in 1992 as Director of Corporate Communications, and served as Senior Director of Corporate Communications from January 1996 to August 1999. Prior to joining Genentech, Ms. Leber was an Associate Director of Corporate Communications at G.D. Searle and Co., a division of Monsanto Company.

WALTER K. MOORE was appointed Vice President, Government Affairs in May 1998. He joined Genentech in September 1993 as Senior Director of Government Affairs. Prior to joining Genentech, Mr. Moore served as Manager of Governmental Relations at Eli Lilly and Company.

DIANE L. PARKS joined Genentech as Vice President, Marketing in June 1999. Prior to joining Genentech, she held various positions with Marion Laboratories (formerly, Marion Merrell Dow and Hoeschst Marion Roussel) from 1982, most recently including Vice President, Marketing from March 1998 to June 1999, Group Product Director, Respiratory and Metabolism from November 1994 to March 1998 and Director, U.S. Commercial Development from July 1993 to November 1994.

KIMBERLY J. POPOVITS was elected Vice President, Sales in October 1994. She was Director, Field Sales from January 1993 to October 1994 and Regional Manager, Northeast Region from October 1989 to January 1993. Ms. Popovits was at American Critical Care, a Division of American Hospital Supply Corporation, for six years prior to joining Genentech in November 1987 as Division Manager, Southeast Region.

NICHOLAS J. SIMON was appointed Vice President of Business and Corporate Development in December 1995. He had been Vice President of Business Development from December 1994 to December 1995, and was Senior Director of Business Development from December 1993 to December 1994. He joined Genentech in 1989 as Director of Business Development from Xoma Corporation.

DAVID C. STUMP, M.D. was appointed Genentech Fellow in January 1996, in addition to his responsibilities as Vice President, Clinical Research, a position he has held since July 1995. Dr. Stump has resigned from Genentech effective November 1, 1999. He joined Genentech in July 1989 as Director, Clinical Research and was appointed Senior Director, Clinical Research in August 1991. Prior to joining Genentech, Dr. Stump was Associate Professor of Medicine and Biochemistry at the University of Vermont.

DANIEL S. SULZBACH was appointed Vice President, Information Resources in September 1999. He joined Genentech in March 1994 as director of Scientific Computing and subsequently held the position of Head and Senior Director of Information Resources from March 1998 to September 1999. Prior to joining Genentech, Mr. Sulzbach was executive director of the San Diego Supercomputer Center from August 1985 to March 1994.

JOHN M. WHITING was appointed Controller and Chief Accounting Officer in October 1997. He previously held the positions of Director, Financial Planning and Analysis from January 1997 to October 1997; Director, Operations, Financial Planning and Analysis from December 1996 to January 1997; Associate Director, Operations, Financial Planning and Analysis from March 1996 to December 1996; Plant Controller from April 1993 to March 1996; and Group Controller from July 1991 to April 1993.

FRANZ B. HUMER, PH.D. joined The Roche Group in the spring of 1995 as the Head of its Pharmaceuticals Division and became Chief Executive Officer of The Roche Group in January 1998. He is also a member of the Board of Directors and Chairman of the Executive Committee of The Roche Group. Prior to joining The Roche Group, Dr. Humer was an Executive Director and Chief Operating Officer of Glaxo Holdings, a United Kingdom public limited company. Dr. Humer also serves as a director of Cadbury Schweppes p.l.c. Pursuant to the amended governance agreement, Dr. Humer is a designee of Roche.

JONATHAN K.C. KNOWLES, PH.D. joined The Roche Group as President of Global Research in September 1997. In January 1998, he became a member of the Executive Committee of The Roche Group. Prior to joining The Roche Group, Dr. Knowles served as the Director of Research for Europe of Glaxo from 1995 and served as the Director of the Geneva Institute of Glaxo from 1989 to 1995. Pursuant to the amended governance agreement, Dr. Knowles is a designee of Roche.

HERBERT W. BOYER, PH.D., a founder of Genentech, had been a director of Genentech from 1976 until June 1999, when he resigned from the board in connection with the redemption of our callable putable common stock. He was reelected to the board in September 1999. Dr. Boyer is a consultant to Genentech. He served as a Vice President of Genentech from 1976 to 1991. Dr. Boyer, a Professor of Biochemistry at the University of California at San Francisco from 1976 to 1991, demonstrated the usefulness of recombinant DNA technology to produce medicines economically, which laid the groundwork for Genentech's development. In 1993, Dr. Boyer received the 1993 Helmut Horten Research Award. He also received the National Medal of Science from President Bush in 1990, the National Medal of Technology in 1989 and the Albert Lasker Basic Medical Research Award in 1980. He is an elected member of the National Academy of Sciences and a Fellow in the American Academy of Arts and Sciences. In addition, Dr. Boyer serves as Chairman of the Board of Directors of Allergan, Inc.

SIR MARK RICHMOND, PH.D., was elected a director of Genentech in August 1999. He has been a senior research fellow at the School of Public Policy, University College London since February 1996. Previously, he held positions as science advisor at Glaxo Wellcome plc from 1995 to February 1996, as Group Head of Research at Glaxo plc from 1993 to 1995, as chairman of the Science and Engineering Council, London, from 1990 to 1993, as vice chancellor at the University of Manchester from 1981 to 1990, and professor and head of the Department of Bacteriology at the University of Bristol from 1968 to 1981. Sir Mark is currently a member of the Scientific Advisory Committee of the Institute for Biotechnology, ETH, Zurich and a member of the Scientific Advisory Board of the SPP-Biotechnology, Swiss National Foundation.

CHARLES A. SANDERS, M.D. was elected a director of Genentech in August 1999. He served as Chief Executive Officer of Glaxo Inc. from 1989 to 1994, and was the Chairman of the Board of Glaxo Inc. from 1992 to 1995. He also has served on the Board of Directors of Glaxo plc. Previously, he held a number of positions at Squibb Corporation, a multinational pharmaceutical corporation, including Vice Chairman, Chief Executive Officer of the Science and Technology Group and Chairman of the Science and Technology Committee of the Board. Dr. Sanders is a member of the Boards of Directors of Scios Inc., Magainin Pharmaceuticals, Vertex Pharmaceuticals, StaffMark, Inc., Kendle International Inc., Trimeris, Inc., Biopure Corporation and Pharmacopeia, Inc.

COMPENSATION OF DIRECTORS

In 1998, each of our directors, except Dr. Levinson and J. Richard Munro, Chairman of the Board of Directors at that time, were paid an annual retainer of $30,000. Mr. Munro, as Chairman of the Board of Directors, was paid an annual retainer of $50,000. Dr. Levinson was not paid for his services as a director. In addition, the directors, with the exception of Dr. Levinson, received a total of $1,500 for each board and committee meeting at which the director was present in person and a total of $500 for each board and committee meeting at which the director was present by telephone. All directors were reimbursed for expenses incurred in connection with their service on the board. In 1998, Dr. Boyer and John T. Potts, M.D., one of our directors at that time, also served as our consultants and received compensation for their services. In 1998, Drs. Boyer and Potts received $24,000 and $25,000, respectively, in consideration for their consulting services. During 1998, no directors exercised options granted under any of our stock option plans other than Donald L. Murfin, one of our directors at that time, who exercised options to purchase 4,125 shares for a gain of $233,578.

In 1992, we established a Directors' Charitable Award Program (the "Award Program") to acknowledge the service of our directors and enhance indirectly our ability to attract and retain directors of the highest caliber. The Board canceled the program in September 1999, except with respect to former director Bob Swanson, who is eligible for the Award Program subject to vesting requirements. The Award Program is funded by life insurance policies purchased by us that provide for a $1 million death benefit on participating directors. Upon the death of a participating director, Genentech may donate $200,000 per year for five years to up to four educational institutions or nonprofit organizations recommended by the director, provided that any such institution or organization is approved by us in the year of the donation. Individual directors derive no financial benefit from the Award Program since all available insurance proceeds and tax deductions accrue solely to Genentech.

Except as set forth below, in connection with the redemption of our special common stock, any vested options held by any director that were outstanding on June 30, 1999 were automatically cashed out and any unvested options or any unvested portion of options held by any director were canceled. In addition, all vested and unvested options held by the Roche directors were canceled.

                       COMPENSATION OF EXECUTIVE OFFICERS

Summary of Compensation

The following table shows for the fiscal years ended December 31, 1998, 1997 and 1996, certain compensation paid by us to our Chief Executive Officer and our four other most highly compensated executive officers (the "Named Executive Officers"), including salary, bonuses, stock options and certain other compensation:

                                        -------------------------------------------------------------------------------
                                                                                          LONG TERM
                                                     ANNUAL COMPENSATION                COMPENSATION
                                        ---------------------------------------------      AWARDS
                                                                           OTHER         SECURITIES
                                                                          ANNUAL         UNDERLYING        ALL OTHER
     NAME AND PRINCIPAL POSITION        YEAR   SALARY(1)    BONUS     COMPENSATION(2)   OPTIONS(#)(3)   COMPENSATION(4)
     ---------------------------        ----   ---------   --------   ---------------   -------------   ---------------
Arthur D. Levinson, Ph.D..............  1998   $650,000    $950,000         --             350,000          $41,600
  President and Chief Executive
    Officer                             1997   $650,000    $390,000         --                  --          $37,000
                                        1996   $525,000    $275,000         --             200,000          $31,000
William D. Young(5)...................  1998   $430,000    $400,000         --             200,000          $25,400
  Chief Operating Officer               1997   $430,000    $205,000         --                  --          $24,800
                                        1996   $390,000    $190,000         --             125,000          $23,000
Louis J. Lavigne, Jr..................  1998   $350,000    $310,000         --             150,000          $21,400
  Executive Vice President and Chief    1997   $350,000    $185,000         --                  --          $20,400
  Financial Officer                     1996   $320,000    $160,000         --              90,000          $19,000
Susan D. Desmond-Hellmann, M.D.,
  M.P.H. .............................  1998   $310,000    $310,000         --             150,000          $18,400
  Executive Vice
    President--Development              1997   $275,000    $150,000         --              50,000          $15,800
  and Product Operations                1996   $233,750    $120,077         --              75,000          $10,950
Dennis J. Henner, Ph.D. ..............  1998   $271,979    $200,000         --             120,000          $16,079
  Senior Vice President--Research       1997   $262,500    $130,000         --                  --          $15,300
                                        1996   $233,959    $120,000         --              75,000          $12,958

---------------
(1) Includes amounts earned but deferred at the election of the executive, such as salary deferrals under our Tax Reduction Investment Plan (the "401(k) Plan") established under Section 401(k) of the Internal Revenue Code of 1986, as amended.

(2) As permitted by rules promulgated by the Securities and Exchange Commission, no amounts are shown with respect to certain "perquisites" (such as imputed interest on loans at below market value rates), where such amounts do not exceed the lesser of (i) 10% of the sum of the amounts of salary and bonus for the Named Executive Officer, or (ii) $50,000.

(3) We have awarded no stock appreciation rights ("SARs").

(4) Consists of our matching payments under the 401(k) Plan for 1998, 1997 and 1996 and our matching payments under the Supplemental Plan for 1998, 1997 and 1996. Each of the Named Executive Officers received $6,400 in matching payments under the 401(k) Plan for 1998, and under the Supplemental Plan, Dr. Levinson, Messrs. Young and Lavigne, and Drs. Desmond-Hellmann and Henner received matching payments of $35,200, $19,000, $15,000, $12,000 and $9,679, respectively, for 1998. Each of the Named Executive Officers received $6,333 in matching payments under the 401(k) Plan for 1997, and under the Supplemental Plan, Dr. Levinson, Messrs. Young and Lavigne, and Drs. Desmond-Hellmann and Henner received matching payments of $30,667, $18,467, $14,067, $9,467, and $8,967 respectively, for 1997. Each of the
    Named Executive Officers received $6,000 in matching payments under the 401(k) Plan for 1996, and under the Supplemental Plan, Dr. Levinson, Messrs. Young and Lavigne, and Drs. Desmond-Hellmann and Henner received matching payments of $25,000, $17,000, $13,000, $4,950 and $6,958, respectively, for
    1996.

(5) Mr. Young has resigned from Genentech effective November 1, 1999.

Treatment of Options in Connection with the Redemption of the Special Common Stock and the Issuance of Options

Prior to the redemption, options to purchase special common stock were outstanding under several of our stock option plans. In connection with the redemption, certain of these options were canceled in exchange for cash payments or the issuance of replacement options to purchase common stock and certain of the options were converted or "rolled over" into options to purchase common stock. Two of the existing option plans were terminated and a new option plan was implemented.

Specifically, the following changes with respect to stock options outstanding were effected:

     - Options for the purchase of approximately 6.8 million shares of special common stock were canceled in accordance with the terms of the applicable stock option plans, and the holders received cash payments in the amount of $82.50 per share, less the exercise price;

     - Options for the purchase of approximately 4.0 million shares of special common stock were converted into options to purchase a like number of shares of common stock at exercise prices ranging from $48.125 per share to $87.50 per share; and

     - Options for the purchase of approximately 4.9 million shares of special common stock were canceled, in accordance with their terms. With certain exceptions, we granted new options for the purchase of 1.333 times the number of shares under the previous options with an exercise price of $97 per share. The number of shares that are the subject of these new options, which were issued under our 1999 Plan, was approximately 5.0 million. Alternative arrangements were provided for certain holders of some of the unvested options under the 1996 Plan.

Of the approximately 4.0 million shares of converted options, options with respect to approximately 2.9 million shares are currently outstanding, all of which are currently exerciseable except for options with respect to approximately 201,000 shares. These outstanding options are held by approximately 2,200 employees; no directors hold these options.

Our board of directors and Roche, then our sole stockholder, approved the 1999 Plan on July 16, 1999. Under the 1999 Plan, we granted new options to purchase approximately 6.5 million shares (including the 5.0 million shares referred to above) to approximately 2,400 employees at an exercise price of $97 per share, with the grant of such options made effective as of July 16, 1999. Of the options to purchase these 6.5 million shares, options to purchase approximately
6.4 million shares are currently outstanding, of which options to purchase approximately 300,000 shares are currently exerciseable.

Treatment of Options of and Issuance of Options to the Named Executive Officers

The following tables set forth, with respect to each of the Named Executive Officers, (i) the amount of cash received for options canceled in connection with the redemption of our special common stock, (ii) certain information with respect to the number and value of options converted, in connection with the redemption of our special common stock, into options to purchase a like number of shares of common stock and (iii) certain information with respect to options we granted prior to the effective time of our July 1999 public offering.

             TREATMENT OF OPTIONS IN CONNECTION WITH THE REDEMPTION

                                     --------------------------------------------------------------------------------------------
                                                         NUMBER OF
                                                        SECURITIES        PERCENT OF
                                                        UNDERLYING          TOTAL
                                                         CONVERTED        CONVERTED       NUMBER/
                                                          OPTIONS          OPTIONS        EXERCISE
                                       CASH-OUT        EXERCISABLE/        HELD BY         PRICE       EXPIRATION      PRESENT
                NAME                  OF OPTIONS     NONEXERCISABLE(1)   EMPLOYEES(2)   ($/SHARE)(3)   DATE(S)(4)     VALUE(5)
                ----                 -------------   -----------------   ------------   ------------   ----------   -------------
                                     (IN MILLIONS)                                                                  (IN MILLIONS)
Arthur D. Levinson, Ph.D. ..........     $15.4           300,000/0           7.3%       112,500@       2/6/06 -         $9.6
                                                                                         $50.125        4/26/14
                                                                                         100,000@
                                                                                         $54.25
                                                                                         87,500@
                                                                                         $68.375
William D. Young(6).................     $ 8.3           206,250/0           5.0%       93,750@        2/6/06 -         $6.5
                                                                                         $50.125        4/26/14
                                                                                         62,500@
                                                                                         $54.25
                                                                                         50,000@
                                                                                         $68.375
Louis J. Lavigne, Jr................     $10.3           112,500/0           2.7%       30,000@        2/6/06 -         $3.7
                                                                                         $50.125        4/26/14
                                                                                         45,000@
                                                                                         $54.25
                                                                                         37,500@
                                                                                         $68.375
Susan D. Desmond-Hellmann, M.D.,         $ 2.1            37,500/0           0.9%       37,500@        6/17/08          $1.4
  M.P.H. ...........................                                                     $68.375
Dennis J. Henner, Ph.D. ............     $ 4.5           101,250/0           2.5%       33,750@        2/6/06 -         $3.2
                                                                                         $50.125        4/26/14
                                                                                         37,500@
                                                                                         $54.25
                                                                                         30,000@
                                                                                         $68.375

---------------
(1) These options were granted pursuant to the 1994 Plan and 1996 Plan and are nonstatutory options.

(2) Based on a total of approximately 4.0 million converted options held by employees, including the Named Executive Officers.

(3) The exercise price per share of options granted represented the fair market value of the underlying shares of special common stock as based on the closing selling price per share of our special common stock on the trading day prior to the date of grant.

(4) The options granted have a term of ten to twenty years, as applicable, subject to earlier termination upon the occurrence of certain events related to termination of employment.

(5) Present value was determined under the Black-Scholes option pricing model based on the following assumptions: expected volatility of 45% (representing the annual variance in the monthly change in the price of selected top-tier biotechnology companies over the prior 10 year period; used as a proxy for the expected monthly volatility of the Genentech stock); a risk free rate of 6.01% determined by the remaining life of each option. Each option is valued at its exercise price, which is assumed to be equivalent to the market price at the date of grant. This valuation model was not adjusted for the vesting restrictions or the risk of forfeiture of the options. Under SFAS 123, forfeitures may be estimated or assumed to be zero; in this model, the forfeiture rate was assumed to be zero. Our use of this model in accordance with rules adopted by the Securities and Exchange Commission does not constitute an endorsement of the model nor an acknowledgment that such model can accurately determine the value of options. The valuation calculations do not necessarily represent the fair market value of individual options, and are not intended to forecast possible future appreciation, if any, of the price of our common stock on the date of exercise as compared to the exercise price of the option.

(6) Mr. Young has resigned from Genentech effective November 1, 1999.

        OPTION GRANTS IMMEDIATELY PRIOR TO OUR JULY 1999 PUBLIC OFFERING

                                         -----------------------------------------------------------------------------
                                                        PERCENT OF
                                         NUMBER OF     TOTAL OPTIONS                                         GRANT
                                         SECURITIES     EXPECTED TO     EXERCISE OR                          DATE
                                         UNDERLYING    BE GRANTED TO     BASE PRICE      EXPIRATION         PRESENT
                NAME                     OPTIONS(1)    EMPLOYEES(2)      ($/SHARE)         DATE(3)         VALUE(4)
                ----                     ----------    -------------    ------------    -------------    -------------
                                                                                                         (IN MILLIONS)
Arthur D. Levinson, Ph.D. ...........     483,213           7.4%            97.00       July 16, 2009        $24.4
William D. Young(5)..................     283,263           4.4%            97.00       July 16, 2009        $14.3
Louis J. Lavigne, Jr.................     209,948           3.2%            97.00       July 16, 2009        $10.6
Susan D. Desmond-Hellmann, M.D.,
  M.P.H..............................     233,275           3.6%            97.00       July 16, 2009        $11.8
Dennis J. Henner, Ph.D. .............     169,958           2.6%            97.00       July 16, 2009        $ 8.6

---------------
(1) We granted these options pursuant to the 1999 Plan. These options vest ratably on a monthly basis during the 36-month period following the grant date.

(2) Based on a total of approximately 6.5 million options we have granted under our 1999 Plan to employees, including the Named Executive Officers.

(3) These options have a term of ten years subject to earlier termination upon the occurrence of certain events related to termination of employment.

(4) Present value was determined under the Black-Scholes option pricing model based on the following assumptions: expected volatility of 45% (representing the annual variance in the monthly change in the price of selected top-tier biotechnology companies over the prior 10 year period; used as a proxy for the expected monthly volatility of the Genentech stock); a risk free rate of 6.01% determined by the remaining life of each option. Each option is valued at its exercise price, which is assumed to be equivalent to the market price at the date of grant. This valuation model was not adjusted for the vesting restrictions or the risk of forfeiture of the options. Under SFAS 123, forfeitures may be estimated or assumed to be zero; in this model, the forfeiture rate was assumed to be zero. Our use of this model in accordance with rules adopted by the Securities and Exchange Commission does not constitute an endorsement of the model nor an acknowledgment that such model can accurately determine the value of options. The valuation calculations do not necessarily represent the fair market value of individual options, and are not intended to forecast possible future appreciation, if any, of the price of our common stock on the date of exercise as compared to the exercise price of the option.

(5) Mr. Young has resigned from Genentech effective November 1, 1999.

The 1999 Plan

On July 16, 1999, we adopted the 1999 Plan which provides for the grant of non-statutory options and incentive stock options. An aggregate of 12 million shares is available for issuance pursuant to the terms of such plan. Of that amount, our board approved the reservation of 7.5 million shares upon the adoption of the plan, and it approved the reservation of an additional 4.5 million shares for issuance under the plan in September 1999. The exercise price of the options granted under the 1999 Plan will be not less than 100% of fair market value of the shares of common stock on the date of the grant of those options. In general, options granted under the 1999 Plan will have a term of ten years. Under the 1999 Plan, we granted new options to purchase approximately 6.5 million shares of common stock to approximately 2,400 employees at $97 per share, with the grant of such options made effective as of July 16, 1999.

Committees of the Board of Directors
We currently have five standing committees: an executive committee of the board (the "Executive Committee"), an audit committee of the board (the "Audit Committee"), a compensation committee of the board (the "Compensation Committee"), a nominating committee of the board (the "Nominating Committee"), and a corporate governance committee of the board (the "Corporate Governance Committee"). We expect that, so long as Roche owns a majority of our outstanding common stock, the majority of the members of the Executive Committee, the Compensation Committee and the Nominating Committee will be directors who are nominees of Roche.

Currently, Drs. Levinson, Boyer and Humer are members of the Executive Committee; Drs. Knowles and Sanders and Sir Mark are members of the Audit Committee; Drs. Boyer, Humer and Knowles are members of the Nominating Committee; Drs. Boyer, Humer, Knowles and Sanders and Sir Mark are members of the Compensation Committee; and Dr. Knowles and Sir Mark are members of the Corporate Governance Committee.

The Executive Committee is authorized to exercise, between meetings of our board, all of the powers and authority of the board in the direction and management of Genentech, except as prohibited by applicable law or our certificate of incorporation and except to the extent another committee shall have been accorded authority over the matter. The Audit Committee selects the independent public accountants to audit our annual financial statements and establishes the scope and oversees the annual audit. The Nominating Committee is responsible for the nomination of nominees for our board. The Compensation Committee determines the compensation for employee directors and, after receiving and considering the recommendation of our President and Chief Executive Officer, all our officers and any other employee that the Compensation Committee may designate from time to time and will approve and administer employee benefit plans. Our board may establish other committees from time to time to facilitate the management of the business and affairs of our company. For more information, see "Relationship with Roche--Arrangements between Genentech and Roche."

                            RELATIONSHIP WITH ROCHE

HISTORY OF OWNERSHIP

On September 7, 1990, a wholly owned subsidiary of Roche was merged with and into Genentech. Pursuant to the 1990 merger agreement, Genentech and Roche entered into a governance agreement that contained terms relating to the corporate governance of Genentech after the 1990 merger. Pursuant to the 1990 governance agreement, Genentech's board of directors elected two nominees of Roche to serve on the Genentech board. On October 25, 1995, a second wholly owned subsidiary of Roche was merged with and into Genentech, and Genentech and Roche amended the 1990 governance agreement. In the 1995 merger, for Genentech stockholders other than Roche, each share of common stock was converted into one share of Genentech's special common stock. Roche maintained the same percentage ownership of Genentech's equity as prior to the 1995 merger and continued to have the right to nominate only two directors to Genentech's board of directors under the amended governance agreement. The purpose of the conversion of the common stock into special common stock was (i) to establish a four-year period during which the publicly traded stock of Genentech could be redeemed by Genentech at Roche's option at specified prices per share ranging from $62.50 during the quarter ending December 31, 1995 to $82.50 during the quarter ending June 30, 1999 and (ii) to afford the holders of special common stock the right to require the purchase of all or a portion at the option of the holder of their shares of such stock at a price of $60.00 per share exercisable during the 30-business day period following June 30, 1999.

REDEMPTION OF THE SPECIAL COMMON STOCK

On June 30, 1999, we redeemed all of our common stock held by stockholders other than Roche Holdings, Inc. at $82.50 per share in cash and retired all of the shares of special common stock including those held by Roche Holdings, Inc. As a result, Roche's percentage ownership of our outstanding common stock increased from approximately 65% to 100% and our then existing governance agreement terminated, except for provisions relating to indemnification and stock options, warrants and convertible securities.

JULY 1999 OFFERING OF OUR COMMON STOCK

On July 19, 1999, Roche made a public offering of 22 million shares of our common stock. In connection with that offering, we amended our certificate of incorporation and bylaws and entered into an affiliation agreement with Roche, described below. Upon completion of that offering, Roche's percentage ownership of our outstanding common stock was reduced from 100% to 82.7%. Upon completion of this offering, Roche's percentage ownership of our outstanding common stock will be reduced to 66.4%.

ARRANGEMENTS BETWEEN GENENTECH AND ROCHE

As a result of the redemption of the special common stock, the then existing governance agreement between Genentech and Roche terminated, except for provisions relating to indemnification and stock options, warrants and convertible securities. Subsequently, we entered into an affiliation agreement with Roche that enabled the current management of Genentech to conduct our business and operations as we had done in the past while at the same time reflecting Roche's ownership interest in us.

Our certificate of incorporation provides that the provisions in our bylaws described below under "--Composition of Board of Directors," "--Roche's Right to Proportional Representation," "--Membership of Committees" and "--Nomination of Directors" may be repealed or amended only by a 60% vote of our stockholders, except for Roche's right to nominate a number of directors proportional to Roche's ownership interest rounded down to the next whole number until Roche's ownership interest is less than 5%, which may be repealed or amended only by a 90% vote of our shareholders. The provisions of the affiliation agreement described below under "--Roche Approval Required for Certain Actions" and "--Licensing and Marketing Arrangements" terminate upon Roche owning less than 40% of our stock.

For purposes of the following provisions, an independent director is a director who is not

     - one of our officers or

     - an employee, director, principal stockholder or partner of Roche or any affiliate of Roche or an entity that was dependent upon Roche for more than 10% of its revenues or earnings in its most recent fiscal year.

Composition of Board of Directors
Our board consists of six members: two nominees of Roche, one executive officer of Genentech who is nominated by the nominating committee of the board and up to three independent directors nominated by the nominating committee. Directors are elected to serve one year terms or until their successors are elected and qualified. At all times our board will include at least two independent directors and one executive officer of Genentech.

Roche's Right to Proportional Representation
We have agreed that upon Roche's request Roche will be immediately entitled to representation on our board proportional to its ownership interest in our common stock. Roche will be entitled to have the number of Roche designated directors equal to the percentage of our common stock owned by Roche times the total number of directors, rounded up to the next whole number if Roche's ownership interest is greater than 50% and rounded down if Roche's ownership percentage is less than or equal to 50%. Upon Roche's request, we will immediately take action to cause the size of our board to be increased and to cause our board to fill the vacancies by electing Roche nominees in order to achieve Roche's proportional representation. If Roche's ownership interest of our common stock drops below 40%, Roche will cause its directors to resign to the extent its representation is in excess of its proportional ownership interest. The number of directors who are required to resign upon such event shall be rounded up to the next whole number. Roche shall thereafter be entitled to nominate a number of directors which is proportional to Roche's ownership interest rounded down to the next whole number, until Roche's ownership interest is less than 5%.

Membership of Committees
We have five standing committees of the board: a Nominating Committee, an Executive Committee, an Audit Committee, a Compensation Committee and a Corporate Governance Committee. Roche is entitled upon request to its proportional representation on each committee. Roche's committee members may designate another Roche director to serve as their alternates on any committee.

The nominating committee shall at all times have three members. At any time that Roche owns 80% or more of the total voting power of our stock, the nominating committee shall include two nominees of Roche and one of the independent directors. At any time that Roche owns less than 80% of the total voting power of our stock, the nominating committee shall (1) include a number of nominees of Roche that is equal to the percentage owned by Roche of the total voting power of our common stock times three, rounded up to the next whole number if Roche's total voting power is greater than 50% and rounded down to the next whole number if Roche's total voting power is less than or equal to 50% provided that Roche shall at no time have more than two nominees and, provided further that if the reason for Roche owning less than 80% of the total voting power is as result of a breach of our obligations described under "--Tax Matters" below, the nominating committee shall include two nominees of Roche and (2) include a number of independent directors equal to three minus the number of nominees of Roche as determined pursuant to clause (1) above.

Nomination of Directors
The nomination of any person for director requires the approval of a majority of the members of the nominating committee.

Roche Approval Required for Certain Actions
Without the prior approval of the directors designated by Roche, we have agreed not to approve:

     - any acquisition that would constitute a substantial portion of our business or assets,

     - any sale, lease, license, transfer or other disposal of all or a substantial portion of our business or assets other than in the ordinary course of our business,

     - any issuance of capital stock except (1) issuances of capital stock pursuant to employee incentive plans not exceeding 5% of our voting stock, (2) issuances of capital stock upon the exercise, conversion or exchange of any of our outstanding capital stock, and (3) other issuances of capital stock not exceeding 5% of our voting stock in any 24 month period, and

     - any repurchase or redemption of our capital stock other than redemption required by the terms of any security and purchases made at fair market value in connection with any of our deferred compensation plans.

For purposes of the first and second bullet points in this paragraph, unless a majority of the board of directors have made a contrary determination in good faith, a "substantial portion of our business or assets" shall mean a portion of our business or assets accounting for 10% or more of our and our consolidated subsidiaries' consolidated total assets, contribution to net income or revenues.

Following a request by Roche for proportional representation on the board, until the Roche designees take office as directors we may not take any action other than in the ordinary course of business without the consent of Roche.

Licensing and Marketing Arrangements
Except as otherwise provided in the marketing and licensing agreement with Hoffmann-La Roche described under "Business -- Licensing Agreements with F. Hoffmann-La Roche Ltd," we have agreed that we will not enter into any material licensing or marketing agreement with respect to any products, processes, inventions or developments subject to that agreement unless we first negotiate in good faith with Roche for a reasonable period of not less than three months and not more than six months with a view towards reaching a mutually beneficial licensing or marketing agreement.

Registration Rights
We have agreed that, upon Roche's request, we will file one or more registration statements under the Securities Act in order to permit Roche to offer and sell shares of our common stock. We have agreed to use our best efforts to facilitate the registration and offering of those shares designated for sale by Roche.

We have the right to postpone the filing or effectiveness of a registration statement for a period of up to 60 days in any 12-month period if:

     - in the reasonable good faith judgment of our board, fulfillment of our obligations would require us to make disclosures that would be detrimental to Genentech and premature, or

     - we have filed a registration statement with respect to securities to be distributed in an underwritten public offering and we have been advised by the lead or managing underwriter that an offering by Roche would materially and adversely affect the distribution of our securities.

Generally, all expenses incident to the performance by us of our obligations with respect to the registration of Roche's shares of our common stock will be paid by us except that Roche has agreed to pay certain expenses to be directly incurred by Roche, including underwriting fees, discounts and commissions and counsel fees. In addition, we are only required to pay for two registrations within a 12-month period. We and Roche each have agreed to customary indemnification and contribution provisions with respect to liability incurred in connection with these registrations.

Dispositions by Roche
If Roche and its affiliates sell their majority ownership of shares of our common stock to a successor, Roche has agreed that it will cause the successor to purchase all shares of our common stock not held by Roche

     - if the consideration is composed entirely of either cash or equity traded on a U.S. national securities exchange, with consideration in the same form and amounts per share as received by Roche and its affiliates; and

     - in any other case, with consideration either in the same form and amounts per share as received by Roche and its affiliates or with consideration that has a value per share not less than the weighted average value per share received by Roche and its affiliates as determined by an investment bank of nationally recognized standing appointed by a committee of independent directors.

Roche has agreed to cause the buyer to agree to be bound by the obligations described in the preceding paragraph as well as the obligations described under "--Business Combinations with Roche" and "--Compulsory Acquisitions" below. We have agreed that the buyer shall be entitled to succeed to Roche's rights described under "--Roche's Right to Proportional Representation."

Business Combinations with Roche
Roche has agreed that as a condition to any merger of Genentech with Roche or its affiliates or the sale of substantially all of our assets to Roche or its affiliates, that either

     - the merger or sale must be authorized by the favorable vote of a majority of the shares of common stock voting at any meeting not owned by Roche, provided that no person or group shall be entitled to cast more than 5% of the votes cast at the meeting; or

     - in the event such a favorable vote is not obtained, the value of the consideration to be received by the holders of our common stock, other than Roche, shall be equal to or greater than the average of the means of the ranges of fair values for the common stock as determined by two investment banks of nationally recognized standing appointed by a committee of independent directors.

Roche has agreed that it will not sell any shares of our common stock in the 90 days immediately preceding any proposal by Roche for a merger with us.

Roche has also agreed that in the event of any merger of Genentech with Roche or its affiliates or sale of substantially all of our assets to Roche or its affiliates, each unvested option then outstanding under our stock option plans will

     - be accelerated so that each option shall become exercisable immediately prior to the consummation of the transaction for the full number of shares of common stock covered by the option;

     - become exchangeable upon the consummation of the transaction for deferred cash compensation, which vests on the same schedule as the shares of common stock covered by the option, having a value equal to the product of (A) the number of shares covered by the option and (B) the amount which Roche, in its reasonable judgment, considers to be equivalent in value to the consideration per share received by holders of shares of common stock other than Roche in the transaction, minus the exercise price per share under the option; or

     - be canceled in exchange for a replacement option to purchase stock of the surviving corporation in the transaction with the terms of the option to provide value equivalent, as determined by Roche in its reasonable discretion, to that of the canceled option.

Compulsory Acquisitions
If Roche owns more than 90% of our common stock for more than two months, Roche has agreed to, as soon as reasonably practicable, effect a merger of Genentech with Roche or an affiliate of Roche.

The merger shall be conditioned on the vote or the valuation described under the first two bullets of "--Business Combinations with Roche" above.

If such merger occurs, each unvested option outstanding under our stock option plans shall be treated as set forth under "--Business Combinations by Roche" above.

ROCHE'S RIGHT TO MAINTAIN ITS PERCENTAGE OWNERSHIP INTEREST IN OUR STOCK

Under the affiliation agreement, we are obligated to establish a program whereby we repurchase shares of our common stock from our public stockholders. We are required to repurchase a sufficient number of shares pursuant to this program to ensure that, with respect to any issuance of common stock by us in the future, the percentage of our common stock owned by Roche immediately after such issuance will be no lower than Roche's lowest percentage ownership of our common stock at any time after the offering of common stock occurring in July 1999 and prior to the time of such issuance. Following the completion of this offering, Roche will own 66.4% of our common stock. In addition, we are required to provide information to Roche each month, or more frequently if requested, regarding the status of the repurchase program and previous and expected future issuances of common stock by us, and we also will be obligated to notify Roche the day after the number of shares of common stock issued in a month equals or exceeds 500,000. Our obligations with respect to this stock repurchase program will terminate upon Roche owning less than 40% of our stock.

Furthermore, Roche has (i) a continuing option (which is assignable by Roche to any of its affiliates) to buy from us, prior to the occurrence of any event that could result in a decrease in the percentage of common stock owned by Roche and its affiliates, a sufficient amount of common stock to ensure that Roche and its affiliates maintain the percentage ownership of our common stock owned by them (which percentage ownership will be 66.4% after the completion of this offering), and (ii) a continuing option (which is assignable by Roche to any of its affiliates) to buy from us 80% of any class of stock issued by us other than common stock, in each case with a price per share equal to either the average of the last sale price on each of the five immediately preceding trading days on a U.S. national securities exchange on which the shares are traded or, if the sale prices are unavailable, the value of the shares determined in accordance with procedures reasonably satisfactory to Roche and us.

These provisions of the affiliation agreement may have the effect of limiting our ability to use our capital stock as consideration for acquisitions.

TAX SHARING AGREEMENT

Since the redemption of our special common stock we have been, and we expect to continue to be until the completion of this offering, included in Roche's U.S. consolidated federal income tax group and included with Roche and/or one or more Roche subsidiaries in consolidated or combined income tax groups for certain state and local tax jurisdictions. Beginning on the day after this offering is completed, Genentech will cease to be a member of the consolidated federal income tax group (and certain consolidated or combined state or local income tax groups) of which Roche is the common parent.

Genentech and Roche have entered into a tax sharing agreement. Pursuant to this agreement, Genentech and Roche are to make payments such that, with respect to the period during which Genentech is a member of a Roche consolidated or combined group, the net amount paid by us on account of consolidated or combined income taxes (including any amounts determined to be due as a result of a redetermination of the consolidated or combined income tax liability of a Roche group by reason of an audit) will be determined as if we had filed separate, stand-alone federal, state and local income tax returns as the common parent of an affiliated group of corporations filing consolidated or combined federal, state and local returns rather than a consolidated subsidiary of Roche. Such stand-alone tax returns will be prepared on a basis as if we were an independent taxpayer with no affiliation with Roche.

Under applicable law, for periods during which Genentech is a member of a consolidated or combined group of which Roche is the parent, Roche will continue to have all of the rights and obligations of a parent of a consolidated federal income tax group (and similar rights provided for by applicable state and local law with respect to a parent of a consolidated or combined group), including: sole and exclusive responsibility for the preparation and filing of consolidated federal and consolidated or combined state and local income tax returns (or amended returns); the power, in Roche's sole discretion, to contest or compromise any asserted consolidated or combined tax adjustment or deficiency and to file, litigate or compromise any claim for refund of a consolidated or combined tax on behalf of us; and the authority to act as the sole and exclusive agent for us in any and all other matters relating to consolidated or combined tax liabilities. However, Roche and Genentech have agreed to cooperate under the tax sharing agreement to assist in the defense of claims relating to us.

Each member of a consolidated group is severally liable for the federal income tax liability of the group. Accordingly, although the tax sharing agreement determines tax liabilities between Genentech and Roche, we could be liable in the event that any federal tax liability is incurred by Roche's consolidated federal income tax group with respect to the period during which we were a member of such consolidated group (including the portion of Roche's current taxable year following the completion of this offering) and such liability has not been discharged by Roche or its other subsidiaries. Similarly, we could be liable in the event that a state or local tax liability is incurred by a Roche consolidated or combined state or local tax group but is not discharged by Roche or its other subsidiaries. Roche is required, under the terms of the tax sharing agreement, to indemnify us for any tax liability of a Roche consolidated or combined group that we must pay to a taxing authority, except to the extent that such tax liability is attributable (as determined under the principles described above relating to the computation of tax sharing payments by us to Roche) to us and we have not yet made a corresponding tax sharing payment to Roche.

THE FUTURE OF GENENTECH

Roche acquired a 60% equity interest in us in 1990 because Roche believed that the acquisition presented Roche with an opportunity to expand its investment in biotechnology with a leading biotechnology enterprise--Genentech. It continues to be the view of the board of directors of Roche that its investment in Genentech is a worthwhile, long-term investment. The board of directors of Roche also believes that its contractual agreements with us provide an opportunity for both Roche and us to benefit from enhanced development and marketing of our products outside the United States and that our innovative products can increasingly benefit from Roche's global marketing, development and sales resources. Roche intends to continue to allow our current management to conduct our business and operations as we have done in the past. However, there can be no assurance that Roche will not institute a new business plan in the future. See "Risk Factors--Roche, Our Controlling Stockholder, May Have Interests That Are Adverse to Yours."

                 SELLING STOCKHOLDER AND PRINCIPAL STOCKHOLDERS

The following table sets forth certain information as of October 14, 1999 regarding the beneficial ownership of common stock by Roche, the only beneficial owner of 5% or more of our common stock.

                                                        ------------------------------------------------------
                                                        SHARES BENEFICIALLY OWNED    SHARES BENEFICIALLY OWNED
                                                            PRIOR TO OFFERING             AFTER OFFERING
                                                        -------------------------    -------------------------
         NAME AND ADDRESS OF BENEFICIAL OWNER             NUMBER       PERCENTAGE      NUMBER       PERCENTAGE
         ------------------------------------           -----------    ----------    -----------    ----------
Roche Holdings, Inc. .................................  105,298,588        82.0%      85,298,588       66.4%
One Commerce Center, Suite 1050
Wilmington, DE 19801


In addition, Roche has granted the underwriters an option to purchase an additional 2,000,000 shares of common stock to cover over-allotments. If the underwriters exercise this option in full, Roche will own 64.8% of our outstanding common stock after this offering.


The following table sets forth the beneficial ownership of shares of common stock as of September 30, 1999, unless otherwise noted, of (i) each director of Genentech, (ii) each of the Named Executive Officers, and (iii) all directors and executive officers of Genentech as a group. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities and options that are exercisable within 60 days. Except as indicated by footnotes and subject to community property laws, where applicable, the persons named below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. All of the shares owned by the persons listed by name in the following table are shares underlying currently exercisable stock options.

                                                              -------------------------
                                                                    COMMON STOCK
                                                              -------------------------
                                                                               PERCENT
                  NAME OF BENEFICIAL OWNER                     SHARES          OF CLASS
                  ------------------------                    ---------        --------
Herbert W. Boyer, Ph.D. ....................................         --            --
Susan D. Desmond-Hellmann, M.D., M.P.H. ....................     37,500(1)          *
Dennis J. Henner, Ph.D. ....................................    101,250(2)          *
Franz B. Humer, Ph.D. ......................................         --            --
Jonathan K. C. Knowles, Ph.D. ..............................         --            --
Louis J. Lavigne, Jr. ......................................    112,500(3)          *
Arthur D. Levinson, Ph.D. ..................................    300,000(4)          *
Sir Mark Richmond, Ph.D. ...................................         --            --
Charles A. Sanders, M.D. ...................................         --            --
William D. Young(5).........................................    206,250(6)          *
All directors and executive officers as a group (32
  persons)..................................................  1,182,260(7)          *%

---------------
 * The amount beneficially owned is less than one percent (1%) of the outstanding shares of common stock.
 (1) Does not include 233,275 stock options we granted under our 1999 Plan to replace shares canceled under the 1996 Plan, of which options to purchase 25,919 shares of common stock will be exercisable at November 29, 1999.
 (2) Does not include 169,958 stock options we granted under our 1999 Plan to replace shares canceled under the 1996 Plan, of which options to purchase 18,884 shares of common stock will be exercisable at November 29, 1999.
 (3) Does not include 209,948 stock options we granted under our 1999 Plan to replace shares canceled under the 1996 Plan, of which options to purchase 23,328 shares of common stock will be exercisable at November 29, 1999.
 (4) Does not include 483,213 stock options we granted under our 1999 Plan to replace shares canceled under the 1996 Plan, of which options to purchase 53,690 shares of common stock will be exercisable at November 29, 1999.
 (5) Mr. Young has resigned from Genentech effective November 1, 1999.
 (6) Does not include 283,263 stock options we granted under our 1999 Plan to replace shares canceled under the 1996 Plan, of which options to purchase 23,604 shares of common stock will be exercisable at November 29, 1999.
 (7) Does not include 2,208,229 stock options we granted under our 1999 Plan to replace shares canceled under the 1996 Plan, of which options to purchase 244,805 shares of common stock will be exercisable at November 29, 1999.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

Our authorized capital stock consists of 300,000,000 shares of common stock and 100,000,000 shares of preferred stock.

COMMON STOCK

As of October 14, 1999, there were 128,481,235 shares of common stock outstanding. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. See "Dividend Policy." In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

PREFERRED STOCK

The board of directors has the authority to issue the preferred stock in one or more series and to fix or alter the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund payments), redemption price or prices, and the liquidation preference of any wholly unissued series of preferred stock and the number of shares constituting any series or the designation of such series or any of them; and to increase or decrease the number of shares of any series subsequent to the issue of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series. If Roche did not own its current position in Genentech, the authorized but unissued shares of preferred stock could be used by our board to make a change in control of Genentech more difficult, or to discourage an attempt to acquire control of Genentech. For example, our board could, subject to certain limitations, authorize and issue a class of preferred stock which is entitled to vote as a class with respect to mergers or other extraordinary transactions. Our board has no current intention of using the authorized and unissued shares of Preferred Stock for any such purposes.

DELAWARE TAKEOVER STATUTE

We have elected not to be governed by Section 203 of the Delaware General Corporation Law. This section requires the vote of at least 66 2/3% of the outstanding voting stock of a company not owned by an interested stockholder to approve certain business combinations. Section 203 defines interested stockholder as any entity or person owning 15% or more of the outstanding voting stock of the company and any entity or person affiliated with, controlling or controlled by such entity or person. As a result, if we decide to enter into any such proposed business combination, we will only need the approval of a majority of our outstanding voting stock except as described in "Relationship with Roche -- Arrangements between Genentech and Roche -- Business Combinations with Roche."

ARRANGEMENTS BETWEEN GENENTECH AND ROCHE

In July 1999, we amended our certificate of incorporation and bylaws and entered into a new affiliation agreement with Roche. For a description of these provisions see "Relationship with Roche -- Arrangements between Genentech and Roche."

CERTAIN PROVISIONS OF GENENTECH'S CERTIFICATE OF INCORPORATION AND BYLAWS

Our certificate of incorporation provides that any person purchasing or acquiring an interest in shares of our capital stock is deemed to have consented to the following provisions relating to intercompany agreements and to transactions with interested parties and corporate opportunities. The following provisions of our certificate of incorporation may only be repealed or amended by a 90% vote of our stockholders.

For purposes of the foregoing, Genentech includes all corporations and other entities in which Genentech owns fifty percent or more of the outstanding voting interests, and Roche includes all corporations and other entities that are "affiliates" of Roche within the meaning of Rule 12b-2 under Exchange Act.

Transactions with Roche

Our certificate of incorporation provides that no contract, agreement, arrangement or transaction between us and Roche or any related entity will be void or voidable solely because Roche is a party thereto or solely because any of our directors or officers who are affiliated with Roche are present at or vote with respect to the authorization of the contract, agreement, arrangement or transaction. Our certificate of incorporation also provides that Roche and the officers or directors of Roche will not be presumed liable to us or our stockholders for:

     - breach of any fiduciary duty or duty of loyalty,

     - failure to act in the best interests of Genentech, or

     - receipt of any improper personal benefit,

simply because Roche or any director or officer of Roche, in good faith, takes any action, exercises any right or gives or withholds any consent with respect to any agreement or contract between Roche and Genentech.

Competition by Roche with Us; Corporate Opportunities

Our certificate of incorporation provides that Roche has no duty to refrain from engaging in the same or similar activities or lines of business as Genentech and that neither Roche nor any of its directors or officers will be liable to us or our stockholders for breach of any fiduciary duty due to any of these activities. If Roche learns of a potential matter that may be a corporate opportunity for both Roche and Genentech, Roche has no duty to communicate or offer this opportunity to us. In addition, Roche will not be liable to us or our stockholders for breach of any fiduciary duty if Roche pursues or acquires the corporate opportunity or does not communicate it to us.

If a director, officer or employee of Genentech who is also a director, officer or employee of Roche knows of a potential transaction or matter that may be a corporate opportunity both for Genentech and Roche, the director, officer or employee is entitled to offer the corporate opportunity to us or Roche as the director, officer or employee deems appropriate under the circumstances in his sole discretion, and no such director, officer or employee will be liable to us or our stockholders for breach of any fiduciary duty or duty of loyalty or failure to act in our best interests or the derivation of any improper personal benefit by reason of the fact that

     - such director, officer or employee offered such corporate opportunity to Roche (rather than to us) or did not communicate information regarding such corporate opportunity to us, or

     - Roche pursues or acquires such corporate opportunity for itself or directs such corporate opportunity to another person or does not communicate the corporate opportunity to us.

While these provisions of our certificate of incorporation eliminate certain rights that might have been available to stockholders under Delaware law, the enforceability of such provisions has not been established under Delaware corporate law.

Certain of the foregoing provisions of our certificate of incorporation expire on the date that Roche ceases to own at least 5% of our outstanding shares of common stock and no person who is a director or officer of Genentech is also a director or officer of Roche or its affiliates.

Limitation on Directors' Liabilities

Our certificate of incorporation limits, to the fullest extent permitted by Delaware corporate law, the personal liability of directors for monetary damages for breach of their fiduciary duties.

Section 145 of the General Corporation Law of the State of Delaware permits us to indemnify officers, directors or employees against expenses (including attorney's fees), judgments, fines and amounts paid in settlement in connection with legal proceedings "if [as to any officer, director or employee] he acted in good faith and in a manner he reasonably believed to be in, or not opposed to the best interests of the corporation, and, with respect to any criminal act or proceeding, had no reasonable cause to believe his conduct was unlawful," provided that with respect to actions by, or in the right of the corporation against, such individuals, indemnification is not permitted as to any matter as to which such person "shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper." Individuals who are successful in the defense of such action are entitled to indemnification against expenses reasonably incurred in connection therewith.

Our board of directors may provide similar indemnification to our officers, employees and agents as they deem appropriate and as authorized by Delaware law.

We may purchase insurance on behalf of any director, officer, employee or agent against any expense incurred by such person in his or her capacity.

LISTING

Our common stock is listed on the New York Stock Exchange under the symbol
"DNA".

TRANSFER AGENT AND REGISTRAR

The Transfer Agent and Registrar for the common stock is EquiServe, Boston EquiServe Division, Stockholder Services, P. O. Box 8040, Boston, MA 02266-8040.

                  MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR
                        NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of the material United States federal income and estate tax consequences of the ownership and disposition of our common stock by a beneficial owner thereof that is a "Non-U.S. Holder." A "Non-U.S. Holder" is a person or entity that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership, or a foreign estate or trust.

This discussion is based on the Internal Revenue Code of 1986, as amended, and administrative interpretations as of the date of this prospectus, all of which are subject to change, including changes with retroactive effect. This discussion does not address all aspects of United States federal income and estate taxation that may be relevant to Non-U.S. Holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders should consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of our common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

DIVIDENDS

Subject to the discussion below, dividends, if any, paid to a Non-U.S. Holder of our common stock generally will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. For purposes of determining whether tax is to be withheld at a 30% rate or at a reduced rate as specified by an income tax treaty, Genentech ordinarily will presume that dividends paid on or before December 31, 2000 to an address in a foreign country are paid to a resident of such country absent knowledge that such presumption is not warranted.

Under United States Treasury Regulations applicable to dividends paid after December 31, 2000, to obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide an Internal Revenue Service Form W-8 BEN certifying such Non-U.S. Holder's entitlement to benefits under a treaty. The regulations also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a Non-U.S. Holder that is an entity should be treated as paid to the entity or those holding an interest in that entity.

There will be no withholding tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States if a Form 4224 or, after December 31, 2000, a Form W-8 ECI, stating that the dividends are so connected is filed with Genentech. Instead, the effectively connected dividends will be subject to regular United States income tax in the same manner as if the Non-U.S. Holder were a United States resident. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional "branch profits tax" which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) of the non-U.S. corporation's effectively connected earnings and profits, subject to certain adjustments.

Generally, Genentech must report to the United States Internal Revenue Service the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or certain other agreements, the United States Internal Revenue Service may make its reports available to tax authorities in the recipient's country of residence.

Dividends paid to a Non-U.S. Holder at an address within the United States may be subject to backup withholding imposed at a rate of 31% if the Non-U.S. Holder fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and certain other information to Genentech.

Under current United States federal income tax law, backup withholding generally does not apply to dividends paid on or before December 31, 2000 to a Non-U.S. Holder at an address outside the United States, unless the payer has knowledge that the payee is a U.S. person. Under the regulations described above, however, a Non-U.S. Holder will be subject to backup withholding unless applicable certification requirements are met.

GAIN ON DISPOSITION OF COMMON STOCK

A Non-U.S. Holder generally will not be subject to United States federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (i) the gain is effectively connected with a trade or business of such holder in the

United States, (ii) in the case of certain Non-U.S. Holders who are non-resident alien individuals and hold our common stock as a capital asset, such individuals are present in the United States for 183 or more days in the taxable year of the disposition, (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of the Code regarding the taxation of U.S. expatriates, or (iv) Genentech is or has been a "U.S. real property holding corporation" within the meaning of Section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding such disposition or such holder's holding period. Genentech believes that it is not, and does not anticipate becoming, a U.S. real property holding corporation.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING ON DISPOSITION OF COMMON STOCK

Under current United States federal income tax law, information reporting and backup withholding imposed at a rate of 31% will apply to the proceeds of a disposition of our common stock effected by or through a United States office of a broker unless the disposing holder certifies as to its non-U.S. status or otherwise establishes an exemption. Generally, United States information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, U.S. information reporting requirements will apply to a payment of disposition proceeds where the transaction is effected outside the United States by or through an office outside the United States of a broker that fails to maintain documentary evidence that the holder is a Non-U.S. Holder and that certain conditions are met, or that the holder otherwise is entitled to an exemption, and the broker is
(i) a U.S. person, (ii) a foreign person which derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) a "controlled foreign corporation" for U.S. federal income tax purposes, or (iv) effective after December 31, 2000, a foreign partnership (A) at least 50% of the capital or profits interest in which is owned by U.S. persons, or (B) that is engaged in a U.S. trade or business.

Effective after December 31, 2000, backup withholding will apply to a payment of those disposition proceeds if the broker has actual knowledge that the holder is a U.S. person.

Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the U.S. Internal Revenue Service.

FEDERAL ESTATE TAX

An individual Non-U.S. Holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in our common stock will be required to include the value thereof in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

                        SHARES ELIGIBLE FOR FUTURE SALE

The 20,000,000 shares of our common stock sold in this offering will be freely tradable without restriction under the Securities Act of 1933 except for any such shares which may be acquired by an affiliate of Genentech as that term is defined in Rule 144 promulgated under the Securities Act of 1933, which shares will remain subject to the resale limitations of Rule 144.

The shares of our common stock that will continue to be held by Roche after the offering constitute "restricted securities" within the meaning of Rule 144, and will be eligible for sale by Roche in the open market after this offering, subject to certain contractual lockup provisions and the applicable requirements of Rule 144, both of which are described below.

Generally, Rule 144 provides that a person who has beneficially owned "restricted" shares for at least one year will be entitled to sell on the open market in brokers' transactions within any three month period a number of shares that does not exceed the greater of:

     - 1% of the then outstanding shares of common stock; and

     - the average weekly trading volume in the common stock on the open market during the four calendar weeks preceding such sale.

Sales under Rule 144 are also subject to certain post-sale notice requirements and the availability of current public information about us.

In the event that any person other than Roche who is deemed to be our affiliate purchases shares of our common stock pursuant to this offering or acquires shares of our common stock pursuant to one of our employee benefit plans, the shares held by such person are required under Rule 144 to be sold in brokers' transactions, subject to the volume limitations described above. Shares properly sold in reliance upon Rule 144 to persons who are not our affiliates are thereafter freely tradable without restriction.

Sales of substantial amounts of our common stock in the open market, or the availability of such shares for sale, could adversely affect the price of our common stock. Subject to the lock-up agreement discussed in the next paragraph, any shares sold in this offering will be eligible for immediate resale in the public market without restrictions by persons other than our affiliates. Our affiliates would be subject to the restrictions of Rule 144 described above.

We, Roche and our directors and our management executive committee members have agreed that, without the prior written consent of J.P. Morgan Securities Inc. on behalf of the underwriters, none of us will, during the period ending 90 days (180 days in the case of Roche) after the date of this prospectus, sell or otherwise dispose of any shares of our common stock, subject to certain exceptions. See "Underwriting."


We have agreed that, upon Roche's request, we will file one or more registration statements under the Securities Act in order to permit Roche to offer and sell shares of our common stock. For a description of Roche's registration rights see "Relationship with Roche--Arrangements between Genentech and Roche--Registration Rights."


An aggregate of 12 million shares of our common stock is available for issuance under the 1999 Plan. On July 19, 1999, we filed a registration statement on Form S-8 covering the issuance of 7.5 million shares of our common stock pursuant to the 1999 Plan. Accordingly, the shares issued pursuant to the 1999 Plan are freely tradable, subject to the restrictions on resale by affiliates under Rule 144 and the lock-up agreement discussed above.

                                  UNDERWRITING

The underwriters named below, for whom J.P. Morgan Securities Inc., Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Warburg Dillon Read LLC and BancBoston Robertson Stephens Inc. are acting as representatives, have severally agreed, subject to the terms and conditions set forth in the underwriting agreement among them, the selling stockholder and us, to purchase from the selling stockholder, and the selling stockholder has agreed to sell to the underwriters, the respective number of shares of common stock set forth opposite their names below:

                                                              ----------
                                                                NUMBER
                        UNDERWRITERS                          OF SHARES
                        ------------                          ----------
J.P. Morgan Securities Inc..................................
Goldman, Sachs & Co.........................................
Merrill Lynch, Pierce, Fenner & Smith
            Incorporated....................................
Warburg Dillon Read LLC.....................................
BancBoston Robertson Stephens Inc. .........................
                                                              ----------
          Total.............................................  20,000,000
                                                              ==========

The nature of the underwriters' obligations under the underwriting agreement is such that all of the common stock being offered, excluding shares covered by the over-allotment option granted to the underwriters, must be purchased if any are purchased.

The representatives of the underwriters have advised us that the several underwriters propose to offer the common stock to the public at the public offering price set forth on the cover page of this prospectus and may offer the common stock to selected dealers at such price less a concession not to exceed
$    per share. The underwriters may allow, and such dealers may reallow, a
concession to other dealers not to exceed $    per share. After the initial
offering of the common stock, the public offering price and other selling terms may be changed by the representatives.

The selling stockholder has granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 2,000,000 additional shares of common stock at the same price per share to be paid by the underwriters for the other shares offered hereby. If the underwriters purchase any such additional shares pursuant to the option, each of the underwriters will be committed to purchase such additional shares in approximately the same proportion as set forth in the above table. The underwriters may exercise the option only to cover over-allotments, if any, made in connection with the distribution of the common stock offered hereby.

The following table shows the per share and total underwriting discounts to be paid to the underwriters by the selling stockholder, assuming both no exercise and full exercise of the underwriters' over-allotment option.

                                                              ----------------------------
                                                              NO EXERCISE    FULL EXERCISE
                                                              -----------    -------------
  Per share.................................................  $              $
  Total.....................................................  $              $

We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect thereof.

We estimate that the total expenses of this offering, excluding underwriting discounts, will be $2.1 million. We are responsible for all expenses except that Roche has agreed to pay certain expenses to be directly incurred by Roche.

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may overallot this offering, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, shares of common stock in the open market to cover syndicate shorts or to stabilize the price of the common stock. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing shares of common stock in this offering, if the syndicate repurchases previously distributed common stock in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the shares of common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

We and our directors and our management executive committee members and the selling stockholder have agreed, with limited exceptions, that, during the period beginning from the date of this prospectus and continuing and including the date 90 days (180 days in the case of the selling stockholder) after the date of this prospectus, none of us will, directly or indirectly, offer, sell, offer to sell, contract to sell or otherwise dispose of any shares of common stock or any of our securities which are substantially similar to the common stock, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or any such substantially similar securities or enter into any swap, option, future, forward or other agreement that transfers, in whole or in part, the economic consequences of ownership of common stock or any securities substantially similar to the common stock, other than pursuant to employee stock option and restricted stock plans existing on the date of this prospectus, without the prior written consent of J.P. Morgan Securities Inc.

It is expected that delivery of the shares will be made to investors on or about
    , 1999.

From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates have engaged in and may in the future engage in commercial and/or investment banking transactions with us, Roche and our affiliates.

                                 LEGAL MATTERS

Certain legal matters relating to the shares of common stock offered hereby will be passed upon for Roche and Genentech by Davis Polk & Wardwell, New York, New York. Legal matters in connection with this offering will be passed upon for the underwriters by Cahill Gordon & Reindel, a partnership including a professional corporation, New York, New York.

                                    EXPERTS

The consolidated financial statements of Genentech as of December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, included in this prospectus and in the registration statement have been audited by Ernst & Young LLP, independent auditors, as stated in their report appearing herein and in the registration statement, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information for the three-month periods ended March 31, 1999 and 1998 and for the three-month and six-month periods ended June 30, 1999 and 1998, included and incorporated by reference in this prospectus, Ernst & Young LLP have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, separate reports, included herein and in Genentech's quarterly reports on Form 10-Q for the quarters ended March 31, 1999 and June 30, 1999, and incorporated herein by reference, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted considering the limited nature of the review procedures applied. The independent auditors are not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim financial information because those reports are not a "report" or a "part" of the registration statement prepared or certified by the auditors within the meaning of Sections 7 and 11 of the Securities Act.

                      WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed with the SEC a registration statement on Form S-3 to register the shares of common stock being offered in this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement. For further information about us and the shares of common stock offered in this prospectus, you should refer to the registration statement and its exhibits and our other SEC filings.

You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. We file our SEC materials electronically with the SEC, so you can also review our filings by accessing the website maintained by the SEC at http://www.sec.gov. This website contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

The SEC allows us to "incorporate by reference" the information we file with it, which means we can disclose important information to you by referring you to those documents. The information included in the following documents is incorporated by reference and is considered to be a part of this prospectus. The most recent information that we file with the SEC automatically updates and supersedes more dated information. We have previously filed the following documents with the SEC and incorporate them by reference into this prospectus:

     1. Our annual report on Form 10-K for the year ended December 31, 1998;

     2. Our quarterly reports on Form 10-Q for the quarters ended March 31, 1999 and June 30, 1999;

     3. Our current report on Form 8-K dated June 28, 1999; and

     4. Our current report on Form 8-K dated July 28, 1999.

We also incorporate by reference all documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until all of the shares being offered in this prospectus are sold.

We will provide without charge to each person to whom a prospectus is delivered, including any beneficial owner, a copy of any or all of the information that has been incorporated by reference in this prospectus. If you would like to obtain this information from us, please direct your request, either in writing or by telephone, to Genentech, Inc., 1 DNA Way, South San Francisco, California 94080, Attention Investor Relations (650) 225-1260.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Ernst & Young LLP, Independent Auditors...........   F-2
Consolidated Statements of Income for the Years Ended
  December 31, 1998, 1997 and 1996..........................   F-3
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1998, 1997 and 1996..........................   F-4
Consolidated Balance Sheets as of December 31, 1998 and
  1997......................................................   F-5
Consolidated Statements of Stockholders' Equity for the
  Years Ended December 31, 1998, 1997 and 1996..............   F-6
Notes to Consolidated Financial Statements..................   F-7
Independent Accountants' Review Report......................  F-25
Unaudited Condensed Consolidated Statements of Income for
  the Six Months Ended June 30, 1999 and 1998...............  F-26
Unaudited Condensed Consolidated Statements of Cash Flows
  for the Six Months Ended June 30, 1999 and 1998...........  F-27
Unaudited Condensed Consolidated Balance Sheets as of June
  30, 1999 and December 31, 1998............................  F-28
Notes to Unaudited Condensed Consolidated Financial
  Statements................................................  F-29

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders of Genentech, Inc.

We have audited the accompanying consolidated balance sheets of Genentech, Inc. as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Genentech, Inc. at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                       /S/ ERNST & YOUNG LLP

San Jose, California
January 20, 1999

                                GENENTECH, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                ------------------------------------
                                                                      YEAR ENDED DECEMBER 31,
                                                                ------------------------------------
                                                                   1998          1997         1996
                                                                ----------    ----------    --------
In thousands, except per share data
Revenues
  Product sales (including amounts from related parties:
     1998--$28,738;
     1997--$17,396; 1996--$13,216)..........................    $  717,795    $  584,889    $582,829
  Royalties (including amounts from related parties:
     1998--$35,028;
     1997--$25,362; 1996--$26,240)..........................       229,589       241,112     214,702
  Contract and other (including amounts from related
     parties: 1998--$61,583; 1997--$67,596;
     1996--$95,299).........................................       114,795       121,587     107,037
  Interest..................................................        88,764        69,160      64,110
                                                                ----------    ----------    --------
          Total revenues....................................     1,150,943     1,016,748     968,678
Costs and expenses
  Cost of sales (including amounts from related parties:
     1998--$23,155;
     1997--$14,348; 1996--$10,900)..........................       138,623       102,536     104,527
  Research and development (including contract related:
     1998--$27,660;
     1997--$67,596; 1996--$50,586)..........................       396,186       470,923     471,143
  Marketing, general and administrative.....................       358,931       269,852     240,063
  Interest..................................................         4,552         3,642       5,010
                                                                ----------    ----------    --------
          Total costs and expenses..........................       898,292       846,953     820,743
Income before taxes.........................................       252,651       169,795     147,935
Income tax provision........................................        70,742        40,751      29,587
                                                                ----------    ----------    --------
Net income..................................................    $  181,909    $  129,044    $118,348
                                                                ==========    ==========    ========
Earnings per share
  Basic.....................................................    $     1.45    $     1.05    $   0.98
  Diluted...................................................          1.40          1.02        0.95
Weighted average shares used to compute diluted earnings per
  share.....................................................       129,872       126,397     123,969

See Notes to Consolidated Financial Statements.

                                GENENTECH, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

                                                                -----------------------------------
                                                                      YEAR ENDED DECEMBER 31,
                                                                -----------------------------------
                                                                  1998         1997         1996
                                                                ---------    ---------    ---------
In thousands
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income................................................    $ 181,909    $ 129,044    $ 118,348
Adjustments to reconcile net income to net cash provided by
  operating activities
  Depreciation and amortization.............................       78,101       65,533       62,124
  Deferred income taxes.....................................       29,792       19,660      (34,021)
  Gain on sales of securities available-for-sale............       (9,542)     (13,203)      (1,010)
  Loss on sales of securities available-for-sale............        1,809        2,096          663
  Write-down of nonmarketable securities....................       16,689           --           --
  Write-down of securities available-for-sale...............       20,249        4,000           --
  Loss on fixed asset dispositions..........................        1,015          318        5,309
Changes in assets and liabilities
  Net cash flow from trading securities.....................       12,725     (109,132)      (8,184)
  Receivables and other current assets......................       33,767       11,194      (30,416)
  Inventories...............................................      (32,600)     (24,083)       1,705
  Accounts payable, other current liabilities and other
     long-term liabilities..................................       15,937       32,897       25,153
                                                                ---------    ---------    ---------
  Net cash provided by operating activities.................      349,851      118,324      139,671
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of securities held-to-maturity..................     (327,690)    (304,932)    (634,124)
  Proceeds from maturities of securities held-to-maturity...      410,729      455,317      772,922
  Purchases of securities available-for-sale................     (800,788)    (512,727)    (304,806)
  Proceeds from sales of securities available-for-sale......      430,936      410,395      182,564
  Purchases of nonmarketable equity securities..............      (29,044)          --       (9,323)
  Capital expenditures......................................      (88,088)    (154,902)    (141,837)
  Change in other assets....................................      (17,151)     (61,529)      (7,046)
                                                                ---------    ---------    ---------
  Net cash used in investing activities.....................     (421,096)    (168,378)    (141,650)
CASH FLOWS FROM FINANCING ACTIVITIES
  Stock issuances...........................................      107,938       87,259       72,558
  Reduction in long-term debt, including current portion....           --           --         (358)
                                                                ---------    ---------    ---------
  Net cash provided by financing activities.................      107,938       87,259       72,200
                                                                ---------    ---------    ---------
Increase in cash and cash equivalents.......................       36,693       37,205       70,221
Cash and cash equivalents at beginning of year..............      244,469      207,264      137,043
                                                                ---------    ---------    ---------
Cash and cash equivalents at end of year....................    $ 281,162    $ 244,469    $ 207,264
                                                                =========    =========    =========
SUPPLEMENTAL CASH FLOW DATA
  Cash paid during the year for:
     Interest, net of portion capitalized...................    $   4,552    $   3,642    $   5,010
     Income taxes...........................................       26,189       15,474       52,243

See Notes to Consolidated Financial Statements.

                                GENENTECH, INC.
                          CONSOLIDATED BALANCE SHEETS

                                                              ------------------------
                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 1998          1997
                                                              ----------    ----------
In thousands, except par value
ASSETS
Current assets
  Cash and cash equivalents.................................  $  281,162    $  244,469
  Short-term investments....................................     606,544       588,853
  Accounts receivable--trade (net of allowances of:
     1998--$14,661; 1997--$8,826)...........................      79,411        71,415
  Accounts receivable--other (net of allowances of:
     1998--$2,757; 1997--$5,709)............................      47,480        73,444
  Accounts receivable--related party........................      22,850        44,386
  Inventories...............................................     148,626       116,026
  Prepaid expenses and other current assets.................      55,885        55,325
                                                              ----------    ----------
          Total current assets..............................   1,241,958     1,193,918
Long-term marketable securities.............................     716,888       453,188
Property, plant and equipment, net..........................     700,249       683,304
Other assets................................................     196,307       177,202
                                                              ----------    ----------
          Total assets......................................  $2,855,402    $2,507,612
                                                              ==========    ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable..........................................  $   40,895    $   48,992
  Income taxes payable......................................      46,447        40,293
  Accrued liabilities--related party........................      10,945        15,427
  Other accrued liabilities.................................     193,040       184,845
                                                              ----------    ----------
          Total current liabilities.........................     291,327       289,557
Long-term debt..............................................     149,990       150,000
Other long-term liabilities.................................      70,240        36,830
                                                              ----------    ----------
          Total liabilities.................................     511,557       476,387
Commitments and contingencies
Stockholders' equity
  Preferred stock, $0.02 par value; authorized: 100,000,000
     shares; none issued....................................          --            --
  Special Common Stock, $0.02 par value; authorized:
     100,000,000 shares; outstanding: 1998--50,493,631;
     1997--47,606,785.......................................       1,010           952
  Common stock, $0.02 par value; authorized: 200,000,000
     shares; outstanding: 1998 and 1997--76,621,009.........       1,532         1,532
  Additional paid-in capital................................   1,588,990     1,463,768
  Retained earnings.........................................     693,050       511,141
  Accumulated other comprehensive income....................      59,263        53,832
                                                              ----------    ----------
          Total stockholders' equity........................   2,343,845     2,031,225
                                                              ----------    ----------
          Total liabilities and stockholders' equity........  $2,855,402    $2,507,612
                                                              ==========    ==========

See Notes to Consolidated Financial Statements.

                                GENENTECH, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                   ----------------------------------------------------------------------------------------
                                        SHARES
                                   ----------------                                               ACCUMULATED
                                   SPECIAL            SPECIAL            ADDITIONAL                  OTHER
                                   COMMON    COMMON   COMMON    COMMON    PAID-IN     RETAINED   COMPREHENSIVE
                                    STOCK    STOCK     STOCK    STOCK     CAPITAL     EARNINGS      INCOME         TOTAL
                                   -------   ------   -------   ------   ----------   --------   -------------   ----------
In thousands
Balance December 31, 1995........  42,647    76,621   $  853    $1,532   $1,281,640   $263,749      $54,273      $1,602,047
Comprehensive income
  Net income.....................                                                      118,348                      118,348
  Net unrealized (loss) on
    securities
    available-for-sale...........                                                                     (324)            (324)
                                                                                                                 ----------
Comprehensive income.............                                                                                   118,024
                                                                                                                 ----------
Issuance of stock upon exercise
  of options and warrants........   1,738                 35                 55,103                                  55,138
Issuance of stock under employee
  stock plan.....................     421                  8                 17,412                                  17,420
Income tax benefits realized from
  employee stock option
  exercises......................                                             8,430                                   8,430
                                   ------    ------   ------    ------   ----------   --------      -------      ----------
Balance December 31, 1996........  44,806    76,621   $  896    $1,532   $1,362,585   $382,097      $53,949      $1,801,059
                                   ------    ------   ------    ------   ----------   --------      -------      ----------
Comprehensive income
  Net income.....................                                                      129,044                      129,044
  Net unrealized (loss) on
    securities
    available-for-sale...........                                                                     (117)            (117)
                                                                                                                 ----------
Comprehensive income.............                                                                                   128,927
                                                                                                                 ----------
Issuance of stock upon exercise
  of options and warrants........   2,350                 47                 68,346                                  68,393
Issuance of stock under employee
  stock plan.....................     451                  9                 18,857                                  18,866
Income tax benefits realized from
  employee stock option
  exercises......................                                            13,980                                  13,980
                                   ------    ------   ------    ------   ----------   --------      -------      ----------
Balance December 31, 1997........  47,607    76,621   $  952    $1,532   $1,463,768   $511,141      $53,832      $2,031,225
                                   ------    ------   ------    ------   ----------   --------      -------      ----------
Comprehensive income
  Net income.....................                                                      181,909                      181,909
  Net unrealized gain on
    securities
    available-for-sale...........                                                                     5,431           5,431
                                                                                                                 ----------
Comprehensive income.............                                                                                   187,340
                                                                                                                 ----------
Issuance of stock upon exercise
  of options and warrants........   2,460                 49                 86,835                                  86,884
Issuance of stock under employee
  stock plan.....................     427                  9                 21,055                                  21,064
Income tax benefits realized from
  employee stock option
  exercises......................                                            17,332                                  17,332
                                   ------    ------   ------    ------   ----------   --------      -------      ----------
Balance December 31, 1998........  50,494    76,621   $1,010    $1,532   $1,588,990   $693,050      $59,263      $2,343,845
                                   ======    ======   ======    ======   ==========   ========      =======      ==========

See Notes to Consolidated Financial Statements.

                                GENENTECH, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Genentech, Inc. (the "Company") is a biotechnology company that uses human genetic information to discover, develop, manufacture and market human pharmaceuticals for significant unmet medical needs. Twelve of the approved products of biotechnology stem from Genentech science. The Company manufactures and markets 8 products directly in the United States. In 1998, the Company licensed its marketing and development rights to Actimmune(R), to Connetics Corporation ("Connetics"). Following a transition period ending January 1999, the Company will no longer market Actimmune, and Connetics has agreed to pay the Company royalties on its sales of Actimmune.

In conjunction with an October 1995 agreement with F. Hoffmann-La Roche Ltd ("Hoffmann-La Roche"), a subsidiary of Roche Holdings, Inc. ("Roche"), the Company receives royalties on sales of certain of its products in Canada, on sales of Pulmozyme(R), outside of the United States and on sales of rituximab, outside of the United States (excluding Japan) from Hoffmann-La Roche. See Relationship with Roche Holdings, Inc. note for further discussion.

The Company receives royalties on sales of two of its products, growth hormone and tissue-plasminogen activator, outside of the United States and Canada through other licensees. The Company also receives worldwide royalties on five additional licensed products, and received royalties on the sale of one other licensed product for which those royalties expired in August 1998, that originated from the Company's technology and are marketed by other companies.

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and all significant subsidiaries. Material intercompany balances and transactions are eliminated.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents: The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Short-term Investments and Long-term Marketable Securities: The Company invests its excess cash balances in short-term and long-term marketable securities, primarily corporate notes, certificates of deposit, treasury notes, asset-backed securities and municipal bonds. As part of its strategic alliance efforts, the Company also invests in equity securities, dividend bearing convertible preferred stock and interest bearing convertible debt of other biotechnology companies. Marketable equity securities are accounted for as available-for-sale investment securities as described below. Nonmarketable equity securities and convertible debt are carried at cost. At December 31, 1998 and 1997, the Company had investments of $55.8 million and $55.2 million, respectively, in convertible debt of various biotechnology companies.

Investment securities are classified into one of three categories: held-to-maturity, available-for-sale, or trading. Securities are considered held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. These securities are recorded as either short-term investments or long-term marketable securities on the balance sheet depending upon their original contractual maturity dates. Held-to-maturity securities are stated at amortized cost, including adjustments for amortization of premiums and accretion of discounts. Securities are considered trading when bought principally for the purpose of selling in the near term. These securities are recorded as short-term investments and are carried at market value. Unrealized holding gains and losses on trading securities are included in interest income. Securities not classified as held-to-maturity or as trading are considered available-for-sale. These securities are recorded as either short-term investments or long-term marketable securities and are carried at market value with unrealized gains and losses included in accumulated other comprehensive income in stockholders' equity. If a decline in fair value below cost is considered other than temporary, such securities are written down to estimated fair value with a charge to marketing, general and administrative expenses. The cost of all securities sold is based on the specific identification method.

Property, Plant and Equipment: The costs of buildings and equipment are depreciated using the straight-line method over the following estimated useful lives of the assets: buildings--25 years; certain manufacturing equipment--15 years; other equipment--4 or 8 years; leasehold improvements--length of applicable lease. The costs of repairs and maintenance are expensed as incurred. Repairs and maintenance expenses for the years ended December 31, 1998, 1997 and 1996 were

                                GENENTECH, INC.

$35.9 million, $32.9 million and $28.8 million, respectively. Capitalized interest on construction-in-progress of $3.0 million in 1998, $3.9 million in 1997 and $2.5 million in 1996 is included in property, plant and equipment.

Property, plant and equipment balances are summarized below:

                                                              ------------------------
                                                                 AS OF DECEMBER 31,
                                                              ------------------------
                                                                 1998          1997
                                                              ----------    ----------
In thousands
At cost:
Land........................................................  $   69,437    $   69,010
Buildings...................................................     378,133       339,708
Equipment...................................................     607,369       494,874
Leasehold improvements......................................       3,565         3,270
Construction in progress....................................      86,960       152,533
                                                              ----------    ----------
                                                               1,145,464     1,059,395
Less: accumulated depreciation..............................     445,215       376,091
                                                              ----------    ----------
Net property, plant and equipment...........................  $  700,249    $  683,304
                                                              ==========    ==========

Patents and Other Intangible Assets: As a result of its research and development ("R&D") programs, the Company owns or is in the process of applying for patents in the United States and other countries which relate to products and processes of significant importance to the Company. Costs of patents and patent applications are capitalized and amortized on a straight-line basis over their estimated useful lives of approximately 12 years. Intangible assets are generally amortized on a straight-line basis over their estimated useful lives.

Contract Revenue: Contract revenue for R&D is recorded as earned based on the performance requirements of the contract. Nonrefundable contract fees for which no further performance obligations exist are recognized when the payments are received or when collection is assured. In return for contract payments, contract partners may receive certain marketing and manufacturing rights, products for clinical use and testing, and/or R&D services.

Royalty Expenses: Royalty expenses directly related to product sales are classified in cost of sales. Other royalty expenses, relating to royalty revenue, totaled $38.3 million, $39.8 million and $36.0 million in 1998, 1997 and 1996, respectively, and are classified in marketing, general and administrative expenses.

Advertising Expenses: The Company expenses the costs of advertising, which also includes promotional expenses, as incurred. Advertising expenses for the years ended December 31, 1998, 1997 and 1996, were $47.7 million, $41.8 million and $28.0 million, respectively.

Income Taxes: The Company accounts for income taxes by the asset and liability approach for financial accounting and reporting of income taxes.

Earnings Per Share: Basic earnings per share is computed based on the weighted average number of shares of the Company's Callable Putable Common Stock ("Special Common Stock") and Common Stock outstanding. Diluted earnings per share is computed based on the weighted average number of shares of the Company's Special Common Stock, Common Stock and other dilutive securities. See also Earnings Per Share note.

Financial Instruments: As part of its overall portfolio, the Company uses two external money managers to manage its investment portfolios that are held for trading purposes and one external manager that manages an available-for-sale portfolio. The investment portfolios consist entirely of debt securities. When the money managers purchase securities denominated in a foreign currency, they enter into foreign currency forward contracts which are recorded at fair value with the related gain or loss recorded in interest income.

The Company purchases simple foreign currency put options ("options") with expiration dates and amounts of currency that are based on a portion of probable nondollar revenues so that the potential adverse impact of movements in currency exchange

                                GENENTECH, INC.

rates on the nondollar denominated revenues will be at least partially offset by an associated increase in the value of the options. See the Financial Instruments note for further discussion. At the time the options are purchased they have little or no intrinsic value. Realized and unrealized gains related to the options are deferred until the designated hedged revenues are recorded. The associated costs, which are deferred and classified as other current assets, are amortized over the term of the options and recorded as a reduction of the hedged revenues. Realized gains, if any, are recorded in the income statement with the related hedged revenues. Options are generally terminated, or offsetting contracts are entered into, upon determination that purchased options no longer qualify as a hedge or are determined to exceed probable anticipated net foreign revenues. The realized gains and losses are recorded as a component of other revenues. For early termination of options that qualify as hedges, the gain or loss on termination will be deferred through the original term of the option and then recognized as a component of the hedged revenues. Changes in the fair value of hedging instruments that qualify as a hedge are not recognized and changes in the fair value of instruments that do not qualify as a hedge would be recognized in other revenues.

The Company may also enter into foreign currency forward contracts ("forward contracts") as hedging instruments. Forward contracts are recorded at fair value, and any gains and losses from these forward contracts are recorded in the income statement with the related hedged revenues. Financial instruments, such as forward contracts, not qualifying as hedges under generally accepted accounting principles are marked to market with gains or losses recorded in other revenues if they occur.

Interest rate swaps ("swaps") have been used and may be used in the future to adjust the duration of the investment portfolio in order to meet duration targets. Interest rate swaps are contracts in which two parties agree to swap future streams of payments over a specified period. See the Financial Instruments note for further discussion. The accrued net settlement amounts on swaps are reflected on the balance sheet as other accounts receivable or other accrued liabilities. Net payments made or received on swaps are included in interest income as adjustments to the interest received on invested cash. Amounts deferred on terminated swaps are classified as other assets and are amortized to interest income over the original contractual term of the swaps by a method that approximates the level-yield method. For early termination of swaps where the underlying asset is not sold, the amount of the terminated swap is deferred and amortized over the remaining life of the original swap. For early termination of swaps with the corresponding termination or sale of the underlying asset, the amounts are recognized through interest income. Changes in the fair value of swap hedging instruments that qualify as a hedge are not recognized and changes in the fair value of swap instruments that do not qualify as a hedge would be recognized in other income.

The Company's marketable equity portfolio consists primarily of investments in biotechnology companies whose risk of market fluctuations is greater than the stock market in general. To manage a portion of this risk, the Company enters into certain costless collar instruments to hedge certain equity securities against changes in market value. See the Financial Instruments note for further discussion. Gains and losses on these instruments are recorded as an adjustment to unrealized gains and losses on marketable securities with a corresponding receivable or payable recorded in short-term or long-term other assets or liabilities. Equity collar instruments that do not qualify for hedge accounting and early termination of these instruments with the sale of the underlying security would be recognized through earnings. For early termination of these instruments without the sale of the underlying security, the time value would be recognized through earnings and the intrinsic value will adjust the cost basis of the underlying security.

401(k) Plan: The Company's 401(k) Plan (the "Plan") covers substantially all of its employees. Under the Plan, eligible employees may contribute up to 15% of their eligible compensation, subject to certain Internal Revenue Service restrictions. The Company matches a portion of employee contributions, up to a maximum of 4% of each employee's eligible compensation. The match is effective December 31 of each year and is fully vested when made. During 1998, 1997 and 1996, the Company provided $7.3 million, $6.7 million and $6.1 million, respectively, for the Company match under the Plan.

Comprehensive Income: The Company adopted Statement of Financial Accounting Standards ("FAS") 130, "Reporting Comprehensive Income," at December 31, 1998. Under FAS 130, the Company is required to display comprehensive income and its components as part of the Company's full set of financial statements. The measurement and presentation of net income did not change. Comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income includes certain changes in equity of the Company that are excluded from net income. Specifically, FAS 130 requires unrealized holding gains and losses on the Company's available-for-sale securities, which were reported separately in

                                GENENTECH, INC.

stockholders' equity, to be included in accumulated other comprehensive income. Comprehensive income for years ended December 31, 1998, 1997 and 1996 has been reflected in the Consolidated Statements of Stockholders' Equity.

New Accounting Standard: In June 1998, the Financial Accounting Standards Board issued FAS 133, "Accounting for Derivative Instruments and Hedging Activities," effective beginning in the first quarter of 2000. FAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires companies to recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting under FAS 133. The Company is currently evaluating the impact of FAS 133 on its financial position and results of operations.

Inventories: Inventories are stated at the lower of cost or market. Cost is determined using a weighted-average approach which approximates the first-in first-out method. Inventories are summarized below:

                                                              --------------------
                                                               AS OF DECEMBER 31,
                                                              --------------------
                                                                1998        1997
                                                              --------    --------
In thousands
Raw materials and supplies..................................  $ 21,414    $ 17,544
Work in process.............................................   106,383      84,831
Finished goods..............................................    20,829      13,651
                                                              --------    --------
          Total.............................................  $148,626    $116,026
                                                              ========    ========

Reclassifications: Certain reclassifications of prior year amounts have been made to conform with the current year presentation.

SEGMENT, SIGNIFICANT CUSTOMER AND GEOGRAPHIC INFORMATION

The Company adopted FAS 131, "Disclosure about Segments of an Enterprise and Related Information," at December 31, 1998. FAS 131 establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas and major customers. Under FAS 131, the Company's operations are treated as one operating segment as it only reports profit and loss information on an aggregate basis to chief operating decision makers of the Company. Information about the Company's product sales and major customers are as follows:

                                                              --------------------------
                                                               YEAR ENDED DECEMBER 31,
                                                              --------------------------
                       PRODUCT SALES                           1998      1997      1996
                       -------------                          ------    ------    ------
In millions
Herceptin...................................................  $ 30.5        --        --
Rituxan.....................................................   162.6    $  5.5        --
Activase....................................................   213.0     260.7    $284.1
Growth hormone (Protropin, Nutropin and Nutropin AQ)........   214.0     223.6     218.2
Pulmozyme...................................................    93.8      91.6      76.0
Actimmune...................................................     3.9       3.5       4.5
                                                              ------    ------    ------
          Total product sales...............................  $717.8    $584.9    $582.8
                                                              ======    ======    ======

Hoffmann-La Roche contributed approximately 11% of the Company's total revenues in 1998, 11% in 1997 and 14% in 1996. See the Related Party Transactions note below for further information. Three other major customers, Caremark, Inc., Bergen Brunswig and Cardinal Distribution, Inc., each contributed 10% or more of the Company's total revenues in at least one of the last three years. Caremark, Inc., a national distributor, which accounted for 10%, 14% and 15% of total revenues in 1998, 1997 and 1996, respectively, distributes the Company's growth hormone products, Pulmozyme and Actimmune through its extensive branch network and is then reimbursed through a variety of sources. Bergen Brunswig, a national wholesale

                                GENENTECH, INC.

distributor of all of the Company's products, contributed 11% of total revenues in 1998 and 10% in 1997 and 1996. Cardinal Distribution, Inc., a national wholesaler distributor of all the Company's products, contributed 11% of total revenues in 1998.

Approximate foreign sources of revenues were as follows:

                                                              --------------------------
                                                               YEAR ENDED DECEMBER 31,
                                                              --------------------------
                                                               1998      1997      1996
                        In millions                           ------    ------    ------
Europe......................................................  $171.0    $139.5    $146.4
Asia (primarily Japan)......................................    16.9      34.2      17.8
Canada......................................................    11.7      11.7      11.1

The Company currently sells primarily to distributors and health care companies throughout the United States, performs ongoing credit evaluations of its customers' financial condition and extends credit generally without collateral. In 1998, 1997 and 1996, the Company did not record any material additions to, or losses against, its provision for doubtful accounts.

RESEARCH AND DEVELOPMENT ARRANGEMENTS

To gain access to potential new products and technologies and to utilize other companies to help develop the Company's potential new products, the Company has established strategic alliances with various companies. These strategic alliances include the acquisition of both marketable and nonmarketable equity investments and convertible debt of companies developing technologies that fall outside the Company's research focus and include companies having the potential to generate new products through technology exchanges and investments. Potential future payments may be due to certain collaborative partners achieving certain benchmarks as defined in the collaborative agreements. The Company has also entered into product-specific collaborations to acquire development and marketing rights for products.

In December 1997, the Company and Alteon, Inc. ("Alteon") entered into a collaborative agreement to develop and market pimagedine, an advanced glycosylation end-product formation inhibitor to treat kidney disease in diabetic patients. Under the terms of the agreement, the Company licensed pimagedine and second generation compounds from Alteon and has made investments in Alteon stock of $37.5 million. In 1998, as a result of unsuccessful clinical trials with pimagedine and the decline in the value of the Company's investment in Alteon, the Company wrote down $24.2 million of its marketable and nonmarketable equity investments in Alteon. The Company is in discussions with Alteon as to the future direction of the collaboration.

INCOME TAXES

The income tax provision consists of the following amounts:

                                                                -------------------------------
                                                                    YEAR ENDED DECEMBER 31,
                                                                -------------------------------
                                                                 1998        1997        1996
                        In thousands                            -------    --------    --------
Current:
  Federal...................................................    $39,945    $ 30,617    $ 61,502
  State.....................................................      1,004         432       2,104
  Foreign...................................................         --           2           2
                                                                -------    --------    --------
          Total current.....................................     40,949      31,051      63,608
                                                                -------    --------    --------
Deferred:
  Federal...................................................     29,006      23,799     (34,021)
  State.....................................................        787     (14,099)         --
                                                                -------    --------    --------
          Total deferred....................................     29,793       9,700     (34,021)
                                                                -------    --------    --------
          Total income tax provision........................    $70,742    $ 40,751    $ 29,587
                                                                =======    ========    ========

Actual current tax liabilities are lower by $17.3 million, $14.0 million and $8.4 million in 1998, 1997 and 1996, respectively, due to employee stock option related tax benefits which were credited to stockholders' equity.

                                GENENTECH, INC.

A reconciliation between the Company's effective tax rate and the U.S. statutory rate follows:

                                                                --------------------------------------
                                                                                      TAX RATE
                                                                               -----------------------
                                                                1998 AMOUNT    1998     1997     1996
                                                                -----------    -----    -----    -----
In thousands
Tax at U.S. statutory rate..................................     $ 88,428       35.0%    35.0%    35.0%
R&D credits realized........................................      (11,919)     (4.7)    (11.4)   (3.0)
Tax benefit of certain realized gains on securities
  available-for-sale........................................       (2,982)     (1.2)    (3.8)       --
Adjustment of deferred tax assets valuation allowance.......           --         --       --    (15.3)
Foreign losses realized.....................................      (10,500)     (4.2)       --    (3.4)
State taxes.................................................        7,491        3.0      2.3      2.3
Other.......................................................          224        0.1      1.9      4.4
                                                                 --------      -----    -----    -----
          Income tax provision..............................     $ 70,742       28.0%    24.0%    20.0%
                                                                 ========      =====    =====    =====

The components of deferred taxes consist of the following:

                                                                --------------------
                                                                 AS OF DECEMBER 31,
                                                                --------------------
                                                                  1998        1997
                                                                --------    --------
In thousands
Deferred tax liabilities
  Depreciation..............................................    $ 66,471    $ 55,137
  Unrealized gain on securities available-for-sale..........      30,617      25,086
  Other.....................................................      20,016       2,173
                                                                --------    --------
          Total deferred tax liabilities....................     117,104      82,396
Deferred tax assets
  Capitalized R&D costs.....................................      42,317      33,950
  Federal credit carryforwards..............................      86,725     100,400
  Expenses not currently deductible.........................      56,699      35,000
  State credit carryforwards................................      30,632      28,365
  Other.....................................................       4,992       4,398
                                                                --------    --------
     Total deferred tax assets..............................     221,365     202,113
     Valuation allowance....................................     (62,844)    (48,508)
                                                                --------    --------
     Total net deferred tax assets..........................     158,521     153,605
                                                                --------    --------
          Total net deferred taxes..........................    $ 41,417    $ 71,209
                                                                ========    ========

Total tax credit carryforwards of $117.4 million expire in the years 1999 through 2012, except for $43.0 million of alternative minimum tax credits which have no expiration date. The valuation allowance at December 31, 1998, reflected above relates to the tax benefits of stock option deductions which will be credited to additional paid-in capital when realized.

The valuation allowance increased by $14.3 million and $12.7 million in 1998 and 1997, respectively, and decreased by $17.0 million in 1996. Realization of net deferred taxes depends on future earnings from existing and new products and new indications for existing products. The timing and amount of future earnings will depend on continued success in marketing and sales of the Company's current products, as well as the scientific success, results of clinical trials, availability of third party reimbursement for therapies and regulatory approval of products under development.

EARNINGS PER SHARE

The following is a reconciliation of the numerator and denominators of the basic and diluted EPS computations for the years ended December 31, 1998, 1997 and 1996.

                                GENENTECH, INC.

                                                                --------------------------------
                                                                    YEAR ENDED DECEMBER 31,
                                                                --------------------------------
                                                                  1998        1997        1996
                                                                --------    --------    --------
In thousands
NUMERATOR
  Net income--numerator for basic and diluted EPS...........    $181,909    $129,044    $118,348
                                                                ========    ========    ========
DENOMINATOR
  Denominator for basic EPS--weighted-average shares........     125,767     123,042     120,623
Effect of dilutive securities
  Stock options.............................................       4,105       3,355       3,325
  Warrants..................................................          --          --          21
                                                                --------    --------    --------
Denominator for diluted EPS--adjusted weighted-average
  shares and assumed conversions............................     129,872     126,397     123,969
                                                                ========    ========    ========

Options to purchase 178,575 shares of the Company's Special Common Stock ranging from $70.50 to $71.13 per share, 103,700 shares of Special Common Stock at $59.00 per share and 5,251,665 shares of Special Common Stock at $54.25 per share were outstanding during 1998, 1997 and 1996, respectively, but were not included in the computation of diluted earnings per share. These options' exercise price was greater than the average market price of the Special Common Stock and therefore, the effect would be anti-dilutive. See Capital Stock note for information on option expiration dates.

During 1998, 1997 and 1996, the Company had convertible subordinated debentures which were convertible to 1,013,447, 1,013,514 and 1,013,514 shares, respectively, of Special Common Stock, but were not included in the computation of diluted earnings per share because they were anti-dilutive. See the Long-term Debt note for additional information on the convertible subordinated debentures.

                                GENENTECH, INC.

INVESTMENT SECURITIES

Securities classified as trading, available-for-sale and held-to-maturity at December 31, 1998 and 1997 are summarized below. Estimated fair value is based on quoted market prices for these or similar investments.

                                                              -----------------------------------------------
                                                                          AS OF DECEMBER 31, 1998
                                                              -----------------------------------------------
                                                                            GROSS        GROSS      ESTIMATED
                                                              AMORTIZED   UNREALIZED   UNREALIZED     FAIR
                                                                COST        GAINS        LOSSES       VALUE
                                                              ---------   ----------   ----------   ---------
In thousands
Total trading securities (carried at estimated fair
  value)....................................................  $236,330     $ 3,817      $  (246)    $239,901
                                                              ========     =======      =======     ========
Securities available-for-sale (carried at estimated fair
  value)
  Equity securities.........................................  $ 42,024     $77,364      $(1,042)    $118,346
  United States Treasury securities and obligations of other
     United States government agencies maturing: between
     5-10 years.............................................    31,294       1,812          (74)      33,032
  Corporate debt securities maturing:
     within 1 year..........................................   251,238         233         (515)     250,956
     between 1-5 years......................................   309,762       3,525         (934)     312,353
     between 5-10 years.....................................   149,410       6,603         (472)     155,541
  Other debt securities maturing:
     between 1-5 years......................................    70,768         172       (2,502)      68,438
     between 5-10 years.....................................    19,836         267           --       20,103
     greater than 10 years..................................     9,033          49           (7)       9,075
                                                              --------     -------      -------     --------
          Total Available-for-Sale..........................  $883,365     $90,025      $(5,546)    $967,844
                                                              ========     =======      =======     ========
Securities held-to-maturity (carried at amortized cost)
  Corporate debt securities maturing:
     within 1 year..........................................  $115,687     $    --      $   (79)    $115,608
                                                              ========     =======      =======     ========
          Total held-to-maturity............................  $115,687     $    --      $   (79)    $115,608
                                                              ========     =======      =======     ========

                                GENENTECH, INC.

                                                              -----------------------------------------------
                                                                          AS OF DECEMBER 31, 1997
                                                              -----------------------------------------------
                                                                            GROSS        GROSS      ESTIMATED
                                                              AMORTIZED   UNREALIZED   UNREALIZED     FAIR
                                                                COST        GAINS        LOSSES       VALUE
                                                              ---------   ----------   ----------   ---------
In thousands
Total trading securities (carried at estimated fair
  value)....................................................  $256,428     $   686      $(4,487)    $252,627
                                                              ========     =======      =======     ========
Securities available-for-sale (carried at estimated fair
  value)
  Equity securities.........................................  $ 46,262     $75,796      $(2,147)    $119,911
  United States Treasury securities and obligations of other
     United States government agencies maturing
     between 5-10 years.....................................    38,979         577           (3)      39,553
  Corporate debt securities maturing:
     within 1 year..........................................   100,178          51           (8)     100,221
     between 1-5 years......................................   100,713         770         (103)     101,380
     between 5-10 years.....................................   149,242       4,053           --      153,295
  Other debt securities maturing:
     within 1 year..........................................    41,061          --         (578)      40,483
     between 1-5 years......................................    41,057          --       (2,008)      39,049
                                                              --------     -------      -------     --------
          Total Available-for-Sale..........................  $517,492     $81,247      $(4,847)    $593,892
                                                              ========     =======      =======     ========
Securities held-to-maturity (carried at amortized cost)
  Corporate debt securities maturing:
     within 1 year..........................................  $195,522     $    19           --     $195,541
                                                              --------     -------      -------     --------
          Total held-to-maturity............................  $195,522     $    19           --     $195,541
                                                              ========     =======      =======     ========

The carrying value of all investment securities held at December 31, 1998 and 1997 is summarized below:

                                                              -------------------
                                                              AS OF DECEMBER 31,
                                                              -------------------
                                                                1998       1997
                                                              --------   --------
In thousands
SECURITY
Trading securities..........................................  $239,901   $252,627
Securities available-for-sale maturing within one year......   250,956    140,704
Securities held-to-maturity maturing within one year........   115,687    195,522
                                                              --------   --------
          Total short-term investments......................  $606,544   $588,853
                                                              ========   ========
  Securities available-for-sale maturing between 1-10 years,
     including equity securities............................  $716,888   $453,188
                                                              --------   --------
          Total long-term marketable securities.............  $716,888   $453,188
                                                              ========   ========

In 1998, proceeds from the sales of available-for-sale securities totaled $431.0 million; gross realized gains totaled $9.5 million and gross realized losses totaled $1.8 million. In 1997, proceeds from the sales of available-for-sale securities totaled $410.4 million; gross realized gains totaled $13.2 million and gross realized losses totaled $2.1 million. In 1996, proceeds from sales of available-for-sale securities totaled $182.6 million; gross realized gains totaled $1.0 million and gross realized losses totaled $0.7 million. The Company recorded charges in 1998 and 1997 of $20.2 million and $4.0 million, respectively, to write down certain available-for-sale biotechnology equity securities for which the decline in fair value below cost was other than temporary. In 1996, there were no such write-downs.

During the year ended December 31, 1998, 1997 and 1996, net change in unrealized holding gains/(losses) on trading securities included in net income totaled $7.4 million, ($3.8) million and ($1.0) million, respectively.

                                GENENTECH, INC.

Marketable debt securities held by the Company are issued by a diversified selection of corporate and financial institutions with strong credit ratings. The Company's investment policy limits the amount of credit exposure with any one institution. Other than asset-backed securities, these debt securities are generally not collateralized. The Company has not experienced any material losses due to credit impairment on its investments in marketable debt securities in the years 1998, 1997 and 1996.

FINANCIAL INSTRUMENTS

Foreign Currency Instruments Certain of the Company's revenues are earned outside of the United States. Moreover, the Company's foreign currency denominated revenues exceed its foreign currency denominated expenses; therefore, risk exists that net income may be impacted by changes in the exchange rates between the United States dollar and foreign currencies. To hedge a portion of anticipated nondollar denominated net revenues, the Company currently purchases options and may enter into forward contracts. At December 31, 1998, the Company had hedged approximately 75% of probable net foreign revenues anticipated within 12 months and 40% of its probable net foreign revenues through the year 2000. At December 31, 1998 and 1997, the notional amounts of the options totaled $75.0 million and $122.9 million, respectively, and consisted of the following currencies: German marks, Spanish pesetas, French francs, British pounds, Italian lire, Japanese yen and Swedish krona. All option contracts mature within the next two years. The fair value of the options was based on exchange rates and market conditions at December 31, 1998 and 1997. All forward contracts were closed out at the end of 1997 and no forward contracts were entered into in 1998.

Credit exposure is limited to the unrealized gains on these contracts. All agreements are with a diversified selection of institutions with strong credit ratings which minimizes risk of loss due to nonpayment from the counterparty. The Company has not experienced any material losses due to credit impairment of its foreign currency instruments.

Interest Rate Swaps Interest income is subject to fluctuations as interest rates change, primarily United States interest rates. To manage this risk, the Company periodically establishes duration targets for its investment portfolio that reflect its anticipated use of cash and fluctuations in market rates of interest. The Company may enter into swaps as part of its overall strategy of managing the duration of its investment portfolio. For each swap, the Company receives interest based on fixed rates and pays interest to counterparties based on floating rates on a notional principal amount. The Company's swap counterparties have strong credit ratings which minimize the risk of non-performance on the swaps. The Company has not experienced any material losses due to credit impairment. At December 31, 1998 and 1997, the Company had three swap contracts outstanding with notional amounts totaling $150.0 million. The Company's credit exposure on swaps and the net carrying amounts of swaps held at December 31, 1998 and 1997, were not material. Net interest income from swaps in 1998, 1997 and 1996 was also immaterial.

Equity Collar Instruments To hedge against fluctuations in the market value of a portion of the marketable equity portfolio, the Company has entered into costless collar instruments, a form of equity collar instrument, that expire in 1999 and will require settlement in equity securities or cash. A costless collar instrument is a purchased put option and a written call option on a specific equity security such that the cost of the purchased put and the proceeds of the written call offset each other; therefore, there is no initial cost or cash outflow for these instruments. The fair value of the purchased puts and the written calls were determined based on quoted market prices at year end. At December 31, 1998, the notional amounts of the put and call options were $32.0 million and $46.0 million, respectively. At December 31, 1997, the notional amounts of the put and call options were $33.7 million and $50.1 million, respectively.

Financial Instruments Held for Trading Purposes As part of its 1998 overall investment strategy, the Company has contracted with two external money managers to manage part of its investment portfolio. These portfolios at December 31, 1998, consisted of United States and nondollar denominated investments. To hedge the nondollar denominated investments, the money managers enter into forward contracts. The notional amounts of the forward contracts at December 31, 1998 and 1997, were $211.6 million and $209.3 million, respectively. The fair value at December 31, 1998 and 1997, of the forward contracts, totaled $0.4 million and $3.3 million, respectively. The average fair value during 1998 and 1997 totaled ($0.9) million and $2.1 million, respectively. Net realized and unrealized trading gains on the portfolio totaled approximately $16.2 million in

                                GENENTECH, INC.

1998 and $9.1 million in 1997, respectively, and are included in interest income. Counterparties have strong credit ratings which minimize the risk of non-performance from the counterparties.

Summary of Fair Values

The table below summarizes the carrying value and fair value at December 31, 1998 and 1997, of the Company's financial instruments. The fair value of the long-term debt was estimated based on the quoted market price at year end (in thousands):

                                                      -------------------------------------------------
                                                               1998                      1997
                                                      -----------------------   -----------------------
                    In thousands                       CARRYING       FAIR       CARRYING       FAIR
               FINANCIAL INSTRUMENTS                    VALUE        VALUE        VALUE        VALUE
               ---------------------                  ----------   ----------   ----------   ----------
ASSETS:
Investment securities...............................  $1,323,432   $1,323,353   $1,042,041   $1,042,060
Convertible equity loans............................      55,800       55,800       55,248       55,248
Purchased foreign exchange put options..............       1,441        5,741        3,891       14,468
Outstanding interest rate swaps.....................       5,742      167,535        5,742      165,559

LIABILITIES:
Long-term debt......................................     149,990      148,000      150,000      139,500
Equity collars......................................       4,857       11,600       12,161       15,533
Outstanding interest rate swaps.....................       3,587      153,587        3,732      153,732

OTHER ACCRUED LIABILITIES

Other accrued liabilities at December 31 are as follows:

                                                                --------------------
                                                                  1998        1997
                        In thousands                            --------    --------
Accrued compensation........................................    $ 47,057    $ 44,624
Accrued clinical and other studies..........................      35,535      47,269
Accrued royalties...........................................      23,392      23,905
Accrued marketing and promotion costs.......................       9,417      13,369
Other.......................................................      77,639      55,678
                                                                --------    --------
          Total other accrued liabilities...................    $193,040    $184,845
                                                                ========    ========

LONG-TERM DEBT

The Company's long-term debt as of December 31, 1998 and 1997 consisted of $150.0 million of convertible subordinated debentures, with interest payable at 5%, due in 2002. The debentures are convertible, at the option of the holder, into shares of the Company's Special Common Stock. Upon conversion, the holder receives, for each $74 in principal amount of debenture converted, one-half share of the Company's Special Common Stock and $18 in cash. The $18 in cash is reimbursed by Roche to the Company. Generally, the Company may redeem the debentures until maturity.

LEASES, COMMITMENTS AND CONTINGENCIES

Leases: Future minimum lease payments under operating leases, net of sublease income at December 31, 1998, are as follows:

                        -----------------------------------------------------------------------------
                         1999       2000       2001       2002       2003      THEREAFTER     TOTAL
     In thousands       -------    -------    -------    -------    -------    ----------    --------
                        $25,855    $23,591    $22,470    $19,627    $18,637     $36,707      $146,887

The Company leases various real property under operating leases that generally require the Company to pay taxes, insurance and maintenance. Rent expense was approximately $12.7 million, $11.7 million and $11.7 million for the years 1998, 1997 and 1996, respectively. Sublease income was not material in any of the three years presented.

Under four of the lease agreements, the Company has an option to purchase the properties at an amount that does not constitute a bargain. Alternatively, the Company can cause the property to be sold to a third party. The Company is

                                GENENTECH, INC.

contingently liable, under residual value guarantees, for approximately $377.0 million. The Company also is required to maintain certain financial ratios and is limited to the amount of additional debt it can assume.

Commitments: The Company and CuraGen Corporation entered into a research collaborative agreement in November 1997, whereby the Company invested $5.0 million in equity of CuraGen and has agreed to provide a convertible equity loan to CuraGen of up to $26.0 million. As of December 31, 1998, no loan amounts have been funded to CuraGen.

Also, in December 1997, the Company and LeukoSite Inc. entered into a collaboration agreement to develop and commercialize LeukoSite's LDP-02, a humanized monoclonal antibody for the potential treatment of inflammatory bowel diseases. Under the terms of the agreement, the Company made a $4.0 million equity investment in LeukoSite and has agreed to provide a convertible equity loan for approximately $15.0 million to fund Phase II development costs. Upon successful completion of Phase II, if LeukoSite agrees to fund 25% of Phase III development costs, the Company has agreed to provide a second loan to LeukoSite for such funding. As of December 31, 1998, no loan amounts have been funded to LeukoSite.

In addition, the Company has entered into research collaborations with companies whereby potential future payments may be due to selective collaborative partners achieving certain benchmarks as defined in the collaborative agreements. The Company may also, from time to time, lend additional funds to these companies, subject to approval.

The Company is a limited partner in the Vector Later-Stage Equity Fund II, LP (Vector Fund). The General Partner is Vector Fund Management II, LLC, a Delaware limited liability company. The purpose of the Vector Fund is to invest in biotech equity and equity-related securities. Under the terms of the Vector Fund agreement, the Company makes contributions to the capital of the Vector Fund through installments in cash as called by the General Partner. The Company's total commitment to the Vector Fund through September 2003 is $25.0 million, of which $7.2 million was contributed as of December 31, 1998. The Vector Fund will terminate and be dissolved in September 2007.

Contingencies: The Company is a party to various legal proceedings, including patent infringement cases involving human growth hormone products and Activase(R) and other matters.

In July 1997, an action was filed in the United States District Court for the Northern District of California alleging that the Company's manufacture, use and sale of its Nutropin(R) human growth hormone products infringed a patent (the Goodman Patent) owned by the Regents of the University of California ("UC"). This action is substantially the same as a previous action filed in 1990 against the Company by UC alleging that the Company's manufacture, use and sale of its Protropin(R) human growth hormone products infringed the Goodman Patent. The 1997 case has been stayed pending the conclusion of the 1990 case, which is expected to commence trial in April 1999.

Based upon the nature of the claims made and the information available to date to the Company and its counsel through investigations and otherwise, the Company believes the outcome of these actions is not likely to have a material adverse effect on the financial position, results of operations or cash flows of the Company. However, were an unfavorable ruling to occur in any quarterly period, there exists the possibility of a material impact on the net income of that period.

In addition to the above, in 1995, the Company received and responded to grand jury document subpoenas from the United States District Court for the Northern District of California for documents relating to the Company's past clinical, sales and marketing activities associated with human growth hormone. In February 1997, February 1998 and October 1998, the Company received grand jury document subpoenas from the same court related to the same subject matter. The government is actively investigating this matter, and the Company is a target of that investigation. The Company expects further activity with respect to this matter in the near future. At this time, the Company cannot reasonably estimate a possible range of loss, if any, that may result from this investigation due to uncertainty regarding the outcome.

RELATIONSHIP WITH ROCHE HOLDINGS, INC.

On October 25, 1995, the Company and Roche entered into the Agreement. Each share of the Company's Common Stock not held by Roche or its affiliates on that date automatically converted to one share of Special Common Stock. The Agreement extends until June 30, 1999 Roche's option to cause the Company to redeem (call) the outstanding Special Common Stock of the Company at predetermined prices. During the quarter beginning January 1, 1999, the call price is $81.00 per share and increases by $1.50 per share each quarter through the end of the option period on June 30, 1999, on which date the price will

                                GENENTECH, INC.

be $82.50 per share. If Roche does not cause the redemption as of June 30, 1999, the Company's stockholders will have the option (put) to cause the Company to redeem none, some or all of their shares of Special Common Stock at $60.00 per share (and Roche will concurrently provide the necessary redemption funds to the Company by purchasing a like number of shares of Common Stock at $60.00 per share) within thirty business days commencing July 1, 1999. Roche Holding Ltd, a Swiss corporation, has guaranteed Roche's obligation under the put.

In the event of the put, wherein sufficient shares of the Company's Special Common Stock are tendered to result in Roche owning at least 85% of the total outstanding shares of the Company's stock, the Company has in place an Incentive Units Program ("Program") which could result in amounts payable to eligible employees. These amounts are based on specified performance benchmarks achieved by the Company during the term of the Program. In the event of the put, at December 31, 1998, $14.8 million is contingently payable under the Program.

In conjunction with the Agreement, Hoffmann-La Roche was granted an option for ten years for licenses to use and sell certain of the Company's products in non-U.S. markets (the License Agreement). In 1997, the Company and Hoffmann-La Roche agreed in principle to changes to the License Agreement. Key changes to the License Agreement are summarized as follows: (1) For future products, Hoffmann-La Roche may choose to exercise its option either when the Company determines to move a product into development, or at the end of Phase II clinical trials (as in the 1995 agreement). United States and European development costs will be shared (discontinuing the distinction regarding location or purpose of studies). (2) If Hoffmann-La Roche exercises its option at the development determination point, United States and European development costs will be shared 50/50. (3) If Hoffmann-La Roche exercises its option at the end of Phase II clinical trials, Hoffmann-La Roche will reimburse the Company for 50 percent of any development costs incurred, and subsequent United States and European development costs will be shared 75/25, Hoffmann-La Roche/Genentech. (4) For nerve growth factor, which Hoffmann-La Roche has already exercised its option to develop, prospective United States and European development costs will be shared 60/40, Hoffmann-La Roche/Genentech. (5) Hoffmann-La Roche has assumed development of Xubix, (TM), (the oral IIb/IIIa antagonist) globally on its own. The Company may subsequently opt-in and join development at any time through the New Drug Application approval for the first indication. If the Company does not opt-in, it will receive from Hoffmann-La Roche a 6.0% royalty on worldwide sales of Xubix.

In general, with respect to the Company's products, Hoffmann-La Roche pays a royalty of 12.5% until a product reaches $100.0 million in aggregate sales outside of the United States, at which time the royalty rate on all sales thereafter increases to 15%. In addition, Hoffmann-La Roche has rights to, and pays the Company 20% royalties on, Canadian sales of Activase, Protropin, Nutropin, Pulmozyme and Actimmune, sales of Pulmozyme outside of the United States and sales of Rituxan outside of the United States, excluding Japan. Hoffmann-La Roche currently has the right to sell Pulmozyme exclusively in Canada and Europe and pays royalties to the Company on such sales. The Company supplies its products to Hoffmann-La Roche, and has agreed to supply its products for which Hoffmann-La Roche has exercised its option, for sales outside of the United States at cost plus 20%.

Under the Agreement, independent of its right to cause the Company to redeem the Special Common Stock, Roche may increase its ownership of the Company up to 79.9% by making purchases on the open market. Roche holds approximately 65.3% of the outstanding common equity of the Company as of December 31, 1998.

RELATED PARTY TRANSACTIONS

The Company has transactions with Hoffmann-La Roche (an affiliate of Roche, with two officers on the Company's Board of Directors) and its affiliates in the ordinary course of business. The Company recorded nonrecurring contract revenues from Hoffmann-La Roche of $40.0 million for Herceptin(R), (trastuzumab) marketing rights outside of the United States in 1998 (see below) and $44.7 million for the exercise of its options under the License Agreement with respect to three development projects (Rituxan, insulin-like growth factor ("IGF-I") which was subsequently terminated, and nerve growth factor) in 1996. All other contract revenue from Hoffmann-La Roche, including reimbursement for ongoing development expenses after the option exercise date, totaled $21.6 million in 1998, $67.6 million in 1997, $50.6 million in 1996. All other revenue from Hoffmann-La Roche and their affiliates, principally royalties under previous product licensing agreements, and royalties and product sales under the License Agreement, totaled $63.8 million in 1998, $42.8 million in 1997 and $39.5 million in 1996.

                                GENENTECH, INC.

In July 1998, the Company entered into an agreement with Hoffmann-La Roche to provide Hoffmann-La Roche exclusive marketing rights outside of the United States for Herceptin. Under the agreement, Hoffmann-La Roche paid $40.0 million and has agreed to pay cash milestones tied to future product development activities, to contribute equally with the Company up to a maximum of $40.0 million on global development costs and to make royalty payments on product sales. As of December 31, 1998, no additional amounts have been paid.

The Company has a contractual relationship with Novation, LLC ("Novation"), a group purchasing organization that is a joint venture of VHA, Inc. and University HealthSystem Consortium. One officer of VHA, Inc. is on the Company's Board of Directors. Under the contractual relationship, the Company pays to Novation an administrative fee, and pays to Novation member hospitals a rebate, based on a percentage of the purchases of Activase by such member hospitals. In 1998, administrative fees and rebates paid to Novation and its member hospitals, respectively, were not material.

The Company has contracted with Jacobs Engineering Group Inc. ("Jacobs") to provide design and engineering services for various projects of the Company. One of the members of the Board of Directors of Jacobs is also a member of the Board of Directors of the Company. In 1998, the amounts the Company paid to Jacobs were not material.

CAPITAL STOCK

Common Stock, Special Common Stock and Redeemable Common Stock: After the close of business on June 30, 1995, each share of the Company's redeemable Common Stock automatically converted to one share of Genentech Common Stock, in accordance with the terms of the redeemable Common Stock put in place at the time of its issuance in 1990 and as described in Genentech's Certificate of Incorporation. On October 25, 1995, pursuant to the Agreement with Roche, each share of the Company's Common Stock not held by Roche or its affiliates automatically converted to one share of Special Common Stock. See the Relationship with Roche Holdings, Inc. note above for a discussion of these transactions.

Stock Award Plans: The Company has stock option plans adopted in 1996, 1994, 1990 and 1984, which variously allow for the granting of non-qualified stock options, stock awards and stock appreciation rights to employees, non-employee directors and consultants of the Company. Incentive stock options may only be granted to employees under these plans. Generally, non-qualified options have a maximum term of 20 years, except those granted under the 1996 Plan and options granted prior to 1992 under the 1984 Plan, which have a term of 10 years. Incentive options have a maximum term of 10 years. In general, options vest in increments over four years from the date of grant, although the Company may grant options with different vesting terms from time-to-time. No stock appreciation rights have been granted to date.

The Company adopted the 1991 Employee Stock Plan (the "1991 Plan") on December 4, 1990, and amended it during 1993, 1995 and 1997. The 1991 Plan allows eligible employees to purchase Special Common Stock at 85% of the lower of the fair market value of the Special Common Stock on the grant date or the fair market value on the first business day of each calendar quarter. Purchases are limited to 15% of each employee's eligible compensation. All full-time employees of the Company are eligible to participate in the 1991 Plan. Of the 4,500,000 shares of Special Common Stock reserved for issuance under the 1991 Plan, 3,743,789 shares have been issued as of December 31, 1998. During 1998, 2,818 of the eligible employees participated in the 1991 Plan.

The Company has elected to continue to follow "Accounting Principles Board ("APB") 25" for accounting for its employee stock options because the alternative fair value method of accounting prescribed by FAS 123, "Accounting for Stock-Based Compensation", requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, "Accounting for Stock Issued to Employees", no compensation expense is recognized because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant.

Pro forma information regarding net income and earnings per share has been determined as if the Company had accounted for its employee stock options and employee stock plan under the fair value method prescribed by FAS 123 and the earnings per share method under FAS 128. The resulting effect on pro forma net income and earnings per share disclosed is not likely to be representative of the effects on net income and earnings per share on a pro forma basis in future years, due to subsequent years including additional grants and years of vesting. The fair value of options was estimated at the date of grant using a Black-Scholes option valuation model with the following weighted average assumptions for 1998, 1997 and 1996,

                                GENENTECH, INC.

respectively: risk-free interest rates of 5.5%, 6.2% and 5.8%; dividend yields of 0%; volatility factors of the expected market price of the Company's Common Stock of 11.9%, 9.2% and 6.2%; and a weighted-average expected life of the option of five years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of options is amortized to pro forma expense over the options' vesting period. Pro forma information for the years ending December 31 follows (in thousands, except per share amounts):

                                                                --------------------------------
                                                                    YEAR ENDED DECEMBER 31,
                                                                --------------------------------
                                                                  1998        1997        1996
                                                                --------    --------    --------
In thousands, except per share amounts
Net income--as reported.....................................    $181,909    $129,044    $118,348
Net income--pro forma.......................................     140,995     111,441     104,358
Earnings per share--as reported:
  Basic.....................................................    $   1.45    $   1.05    $   0.98
  Diluted...................................................        1.40        1.02        0.95
Earnings per share--pro forma:
  Basic.....................................................    $   1.12    $   0.91    $   0.87
  Diluted...................................................        1.10        0.89        0.84

A summary of the Company's stock option activity and related information were as follows:

                                                                ---------------------------
                                                                                WEIGHTED
                                                                  SHARES      AVERAGE PRICE
                                                                ----------    -------------
Options outstanding at December 31, 1995....................    15,209,074           $36.80
Grants......................................................     6,761,545            53.99
Exercises...................................................    (1,624,541)           29.39
Cancellations...............................................      (743,569)           48.73
                                                                ----------

Options outstanding at December 31, 1996....................    19,602,509            42.89

Grants......................................................       329,505            58.21
Exercises...................................................    (2,443,696)           30.07
Cancellations...............................................    (1,248,709)           52.35
                                                                ----------

Options outstanding at December 31, 1997....................    16,239,609            44.41

Grants......................................................     4,594,925            67.82
Exercises...................................................    (2,460,907)           35.32
Cancellations...............................................     1,248,021            54.64
                                                                ----------

Options outstanding at December 31, 1998....................    17,125,606            51.27
                                                                ==========

                                GENENTECH, INC.

The following table summarizes information concerning currently outstanding and exercisable options as of December 31, 1998:

                        ----------------------------------------------------------------------------------------------
                                          OPTIONS OUTSTANDING                               OPTIONS EXERCISABLE
                        -------------------------------------------------------      ---------------------------------
                                         WEIGHTED AVERAGE
       RANGE OF           NUMBER         YEARS REMAINING       WEIGHTED AVERAGE        NUMBER         WEIGHTED AVERAGE
   EXERCISE PRICES      OUTSTANDING      CONTRACTUAL LIFE       EXERCISE PRICE       EXERCISABLE       EXERCISE PRICE
   ---------------      -----------      ----------------      ----------------      -----------      ----------------
$15.990 - $21.375          214,951                   0.58                $19.87          214,951                $19.87
$25.500 - $38.125        3,196,155                  11.08                 28.18        3,155,655                 28.20
$41.750 - $59.000        9,306,775                  11.98                 52.09        4,937,820                 51.35
$67.063 - $71.125        4,407,725                   9.68                 67.82            1,525                 67.31
                        ----------                                                   -----------
                        17,125,606                                                     8,309,951
                        ==========                                                   ===========

Using the Black-Scholes option valuation model, the weighted average fair value of options granted in 1998, 1997 and 1996, respectively was $17.23, $15.37 and $13.36. Shares of Special Common Stock available for future grants under all stock option plans were 2,041,218 at December 31, 1998.

SUBSEQUENT EVENTS (UNAUDITED)

Contingencies

The Company has entered into a settlement agreement with the U.S. Department of Justice and the U.S. Attorney for the Northern District of California concerning an investigation, ongoing since 1995, into the Company's promotional practices with respect to human growth hormone. As part of the settlement agreement, the Company paid a criminal fine and restitution in the amount of $50 million and pleaded guilty to a felony of promoting Protropin for medical uses for which it was not approved. The Company recorded a $50 million charge in the first quarter of 1999 related to the settlement.

In May 1999, the 1990 case brought by UC referred to in "Leases, Commitments and Contingencies" above was submitted to a jury, and on June 2, 1999 the jury announced it was deadlocked. Because the jury could not reach a unanimous decision, no finding of infringement was made, and there is no current legal basis for the Company to be held liable to UC for any claim of damages. On June 22, 1999, the judge held a hearing known as a status conference to discuss further proceedings relating to the 1990 case and 1997 case referred to in "Leases, Commitments and Contingencies" above. At that time, Genentech renewed its request that the judge hold a non-jury trial and decide whether UC defrauded the U.S. Patent and Trademark Office when obtaining the patent. The judge has previously denied a request by UC that this defense be thrown out of the case for lack of merit. A favorable ruling by the judge in any such trial would render the patent unenforceable. On July 1, 1999, the judge issued a written decision setting the schedule for further proceedings. The judge consolidated the 1990 and 1997 cases for a jury trial to begin on January 3, 2000. The issues of infringement and willfulness will be tried to the jury first, and only if the jury finds liability would the issue of damages be tried. Pursuant to the judge's decision, that jury trial is to be followed immediately by a court trial of Genentech's fraud (inequitable conduct) claim against UC.

Redemption of Special Common Stock

On June 30, 1999, the Company redeemed all of its special common stock by paying $82.50 per share in cash to holders of special common stock other than Roche. The funds for the redemption of the special common stock were deposited by Roche. As a result, Roche owned 100% of the Company's common stock. Consequently, push-down accounting is required under generally accepted accounting principles which required the Company to record goodwill and other intangible assets of approximately $1.7 billion and $1.5 billion, respectively, on its balance sheet during the second quarter of 1999. Also as a result of push down accounting, the Company recorded an $0.8 billion charge related to in-process research and development in the second quarter of 1999.

                                GENENTECH, INC.

Stock Options

In connection with the redemption of the Company's special common stock, the following changes with respect to stock options outstanding have occurred:

     - Options for the purchase of approximately 6.8 million shares of special common stock have been canceled in accordance with the terms of the applicable stock option plans, and the holders are receiving cash payments in the amount of $82.50 per share, less the exercise price;

     - Options for the purchase of approximately 4.0 million shares of special common stock are being converted into options to purchase a like number of shares of common stock at the same exercise price; and

     - Options for the purchase of approximately 4.9 million shares of special common stock have been canceled, in accordance with the terms of the Company's 1996 Stock Option/Stock Incentive Plan (the "1996 Plan"). With certain exceptions, the Company expects to grant new options for the purchase of 1.333 times the number of shares under the previous options with an exercise price equal to the public offering price of the shares offered in this offering. The number of shares that is the subject of these new options, which were issued under our 1999 Stock Plan, is approximately 5.0 million. Alternative arrangements were provided for certain holders of some of the unvested options under the 1996 Plan.

The Company recorded, in the quarter ended June 30, 1999, cash compensation expense of approximately $284.5 million primarily associated with the cash out of stock options and non-cash compensation expense of approximately $102.3 million associated with the remeasurement, for accounting purposes, of the converted options. Additional non-cash compensation expense in an amount ($57.8 million) equal to the difference between the redemption price and the public offering price per share was recorded for these converted options in the quarter ended September 30, 1999. A limited number of employees elected to participate in a cash based deferred compensation plan, with an aggregate of $27.4 million available to be earned over a two year period.

Amended Agreement with Hoffmann-La Roche and Tax Sharing Agreement

In connection with this offering, Genentech and Roche have amended their licensing and marketing agreement, the major provisions of which include:

     - the extension of Hoffmann-La Roche's option until at least 2015;

     - Hoffmann-La Roche may exercise its option to license the Company's products upon the occurrence of any of the following: (1) the Company's decision to file an Investigational New Drug exemption application, or IND, for a product, (2) completion of a Phase II trial for a product or
       (3) if Hoffmann-La Roche previously paid a fee of $10 million to extend its option on a product, completion of a Phase III trial for that product;

     - Genentech agreed, in general, to manufacture for and supply to Hoffmann-La Roche its clinical requirements of the Company's products at cost, and its commercial requirements at cost plus a margin of 20%; however, Hoffmann-La Roche will have the right to manufacture the Company's products under certain circumstances;

     - Hoffmann-La Roche has agreed to pay, for each product for which Hoffmann-La Roche exercises its option upon either a decision to file an IND with the FDA or completion of the Phase II trials, a royalty of 12.5% on the first $100 million on its aggregate sales of that product and thereafter a royalty of 15% on its aggregate sales of that product in excess of $100 million until the later in each country of the expiration of the Company's last relevant patent or 25 years from first commercial introduction of that product; and

     - Hoffmann-La Roche will pay, for each product for which Hoffmann-La Roche exercises its option after completion of the Phase III trials, a royalty of 15% on its sales of that product until the later in each country of the expiration of the Company's relevant patent or 25 years from the first commercial introduction of that product; however, $5 million of any option extension fee paid by Hoffmann-La Roche shall be credited against royalties payable to Genentech in the first calendar year of sales by Hoffmann-La Roche in which aggregate sales of that product exceed $100 million.

                                GENENTECH, INC.

After the redemption of the Company's special common stock, Genentech will be included in Roche Holdings, Inc. federal (and certain states and local jurisdictions) consolidated (or combined) income tax group. As a result the Company's tax liability will be included in the consolidated or combined tax liability for federal and certain states and local purposes. The Company has entered into a tax sharing agreement with Roche Holdings, Inc. which provides that Genentech will make payments to Roche Holdings, Inc. on the basis as though the Company filed separate, stand-alone federal, state and local income tax returns rather than being treated as part of Roche Holdings, Inc.'s consolidated/combined tax return.

                     INDEPENDENT ACCOUNTANTS' REVIEW REPORT

The Board of Directors and Stockholders
Genentech, Inc.

We have reviewed the accompanying condensed consolidated balance sheet of Genentech, Inc. as of June 30, 1999, and the related condensed consolidated statements of operations for the six-month periods ended June 30, 1999 and 1998. These financial statements are the responsibility of the Company's management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, which will be performed for the full year with the objective of expressing an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying condensed consolidated financial statements referred to above for them to be in conformity with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated balance sheet of Genentech, Inc. as of December 31, 1998 and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended (not presented herein) and in our report dated January 20, 1999, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 1998, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

                                     ERNST & YOUNG LLP
San Jose, California
July 9, 1999

                                GENENTECH, INC.

           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                              --------------------------
                                                              SIX MONTHS ENDED JUNE 30,
                                                              --------------------------
                                                                  1999           1998
                                                              ------------    ----------
In thousands, except per share data
Revenues:
  Product sales (including amounts from related parties:
     1999--$26,998; 1998--$13,173)..........................   $  503,424      $340,982
  Royalties (including amounts from related parties:
     1999--$20,111; 1998--$15,881)..........................       92,604       121,881
  Contract and other (including amounts from related
     parties:
     1999--$19,944; 1998--$15,648)..........................       77,181        28,921
  Interest..................................................       44,385        40,928
                                                               ----------      --------
          Total revenues....................................      717,594       532,712
Costs and expenses:
  Cost of sales (including amounts from related parties:
     1999--$21,931; 1998--$11,772)..........................       98,404        70,771
  Research and development (including contract related:
     1999--$14,426; 1998--$19,741)..........................      184,951       191,151
  Marketing, general and administrative.....................      214,573       155,593
  Legal settlement..........................................       50,000            --
  Special charge, related to redemption.....................    1,147,304            --
  Interest..................................................        2,719         2,154
                                                               ----------      --------
          Total costs and expenses..........................    1,697,951       419,669
Income (loss) before taxes..................................     (980,357)      113,043
Income tax (benefit) provision..............................      (71,580)       31,652
                                                               ----------      --------
Net income (loss)...........................................   $ (908,777)     $ 81,391
                                                               ==========      ========
Earnings (loss) per share:
  Basic.....................................................   $    (7.09)     $   0.65
                                                               ==========      ========
  Diluted...................................................   $    (7.09)     $   0.63
                                                               ==========      ========
Weighted average shares used to compute earnings (loss) per
  share:
  Basic.....................................................      128,092       125,179
                                                               ==========      ========
  Diluted...................................................      128,092       129,291
                                                               ==========      ========

See Notes to Unaudited Condensed Consolidated Financial Statements.

                                GENENTECH, INC.

           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              --------------------------
                                                              SIX MONTHS ENDED JUNE 30,
                                                              --------------------------
                                                                 1999           1998
                                                              -----------    -----------
In thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net (loss) income.........................................   $(908,777)     $  81,391
  Adjustments to reconcile net income (loss) to net cash
     provided by (used in) operating activities:
     Depreciation and amortization..........................      44,317         37,246
     In-process research and development....................     752,500             --
     Non-cash compensation related to stock options, net of
      tax...................................................      61,353             --
     Write-up of securities available-for-sale..............     (20,337)            --
     Deferred income taxes..................................    (114,672)        (8,480)
     Gain on sales of securities available-for-sale.........     (12,283)        (5,835)
     Loss on sales of securities available-for-sale.........         921            389
     Write down of securities available-for-sale............       8,467          7,193
     Write down of non-marketable equity securities.........         432             --
     Gain on fixed asset dispositions.......................         (16)            --
  Changes in assets and liabilities:
     Investments in trading securities......................      (4,944)       (16,263)
     Receivables and other current assets...................     (38,643)        12,458
     Inventories............................................      10,333           (814)
     Accounts payable, other current liabilities and other
      long-term liabilities.................................     344,920         (7,281)
                                                               ---------      ---------
  Net cash provided by operating activities.................     123,571        100,004
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of securities held-to-maturity..................    (186,612)      (177,416)
  Proceeds from maturities of securities held-to-maturity...     150,357        152,182
  Purchases of securities available-for-sale................    (300,254)      (302,359)
  Proceeds from sales of securities available-for-sale......     257,752        162,945
  Purchases of non-marketable equity securities.............     (39,177)        (5,425)
  Capital expenditures......................................     (41,513)       (43,331)
  Change in other assets....................................     (17,721)        (2,568)
                                                               ---------      ---------
  Net cash used in investing activities.....................    (177,168)      (215,972)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Stock issuances...........................................      64,291         61,451
                                                               ---------      ---------
  Net cash provided by financing activities.................      64,291         61,451
                                                               ---------      ---------
Net (decrease) increase in cash and cash equivalents........      10,694        (54,517)
  Cash and cash equivalents at beginning of period..........     281,162        244,469
                                                               ---------      ---------
  Cash and cash equivalents at end of period................   $ 291,856      $ 189,952
                                                               =========      =========

See Notes to Unaudited Condensed Consolidated Financial Statements.

                                GENENTECH, INC.

                UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

                                                              -------------------------
                                                               JUNE 30,    DECEMBER 31,
                                                                 1999          1998
                                                              ----------   ------------
In thousands
ASSETS
Current assets:
  Cash and cash equivalents.................................  $  291,856    $  281,162
  Short-term investments....................................     621,122       606,544
  Accounts receivable, net (including amounts from related
     party: 1999--$34,743; 1998--$22,850)...................     191,743       149,741
  Inventories...............................................     324,473       148,626
  Prepaid expenses and other current assets.................      13,115        55,885
                                                              ----------    ----------
          Total current assets..............................   1,442,309     1,241,958
Long-term marketable securities.............................     808,024       716,888
Property, plant and equipment, less accumulated depreciation
  (1999--$484,755; 1998--$445,215)..........................     718,743       700,249
Goodwill....................................................   1,706,042            --
Other intangible assets.....................................   1,563,601        65,033
Other assets................................................     130,660       131,274
                                                              ----------    ----------
          Total assets......................................  $6,369,379    $2,855,402
                                                              ==========    ==========

            LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable..........................................  $   32,173    $   40,895
  Accrued liabilities -- related party......................      13,975        10,945
  Other accrued liabilities.................................     573,087       239,487
                                                              ----------    ----------
          Total current liabilities.........................     619,235       291,327
Long-term debt..............................................     149,989       149,990
Deferred taxes and other long-term liabilities..............     471,304        70,240
                                                              ----------    ----------
          Total liabilities.................................   1,240,528       511,557

COMMITMENTS AND CONTINGENCIES
Stockholders' equity:
  Preferred stock...........................................          --            --
  Special Common Stock......................................          --         1,010
  Common Stock..............................................       2,573         1,532
  Additional paid-in capital................................   7,026,381     1,588,990
  Retained earnings (accumulated deficit)...................  (1,937,871)      693,050
  Net unrealized gain on securities available-for-sale......      37,768        59,263
                                                              ----------    ----------
          Total stockholders' equity........................   5,128,851     2,343,845
                                                              ----------    ----------
          Total liabilities and stockholders' equity........  $6,369,379    $2,855,402
                                                              ==========    ==========

See Notes to Unaudited Condensed Consolidated Financial Statements.

                                GENENTECH, INC.
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--STATEMENT OF ACCOUNTING PRESENTATION

In the opinion of management, the accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of adjustments of a normal recurring nature) considered necessary for a fair presentation have been included. Operating results for the six-month periods ended June 30, 1999 and 1998 are not necessarily indicative of the results that may be expected for the year ending December 31, 1999. The condensed consolidated balance sheet as of December 31, 1998 has been derived from the audited financial statements as of that date. For further information, refer to the consolidated financial statements and notes thereto included elsewhere herein.

The unaudited condensed consolidated financial statements give effect to our June 30, 1999 redemption of all of our outstanding callable putable common stock, par value $.02 per share (referred to as our "Special Common Stock") held by stockholders other than Roche Holdings, Inc., commonly known as Roche, at a price of $82.50 per share in cash with funds deposited by Roche for such purpose (the "Redemption"), resulting in Roche owning 100% of our common stock. Roche will account for the Redemption as a purchase of a business and we are required to push down the effect of the Redemption and Roche's 1990 through 1997 purchases of our Common Stock and Special Common Stock into our consolidated financial statements.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain reclassifications of prior year amounts have been made to conform with the current year presentation.

NOTE 2--REDEMPTION OF GENENTECH'S SPECIAL COMMON STOCK

Basis of Presentation

Roche will account for the Redemption as a purchase of a business and we are required to push down the effect of the Redemption and Roche's 1990 through 1997 purchases of our Common and Special Common Stock into our consolidated financial statements at the date of the Redemption. Under this method of accounting, Genentech's assets and liabilities, including intangible assets, were recorded at their fair values not to exceed the aggregate purchase price plus Roche's transaction costs. In 1990 and 1991 through 1997, Roche purchased 60% and 5%, respectively, of the outstanding stock of Genentech. Further, in June 1999, we redeemed all of our Special Common Stock held by stockholders other than Roche resulting in Roche owning 100% of our common stock. The push-down effect of Roche's aggregate purchase price and the Redemption price in the unaudited condensed consolidated balance sheet as of June 30, 1999 is allocated based on Roche's ownership percentages as if the purchases occurred at the original purchase dates for the 1990 and 1991 through 1997 purchases, and at June 30, 1999 for the Redemption. Management of Genentech determined the values of tangible and intangible assets, including in-process research and development, used in allocating the purchase prices. The aggregate purchase prices for the acquisition of all of Genentech's outstanding shares, including Roche's estimated transaction costs of $10.0 million, was $6,604.9 million, consisting of approximately $2,843.5 million for the 1990 and 1991 through 1997 purchases and approximately $3,761.4 million for the Redemption.

The following table shows details of the excess of purchase price over net book value (in millions):

                                                              -------------------------------
                                                                PURCHASE PERIOD
                                                              --------------------
                                                              1990-1997     1999      TOTAL
                                                              ---------   --------   --------
Total purchase price........................................  $2,843.5    $3,761.4   $6,604.9
  Less portion of net book value purchased..................     566.6       836.4    1,403.0
                                                              --------    --------   --------
Excess of purchase price over net book value................  $2,276.9    $2,925.0   $5,201.9
                                                              ========    ========   ========

                                GENENTECH, INC.
   NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The following table shows the allocation of the excess of the purchase price over net book value (in millions):

                                                              --------------------------------
                                                                PURCHASE PERIOD
                                                              --------------------
                                                              1990-1997     1999         TOTAL
                                                              ---------   --------   ---------
Inventories.................................................  $  102.0    $  186.2   $   288.2
Land........................................................        --        16.6        16.6
In-process research and development.........................     500.5       752.5     1,253.0
Developed product technology................................     429.0       765.0     1,194.0
Core technology.............................................     240.5       203.0       443.5
Developed license technology................................     292.5       175.0       467.5
Trained and assembled workforce.............................      32.5        49.0        81.5
Tradenames..................................................      39.0       105.0       144.0
Key distributor relationships...............................       6.5        73.5        80.0
Goodwill....................................................   1,091.2     1,228.4     2,319.6
Deferred tax liability......................................    (456.8)     (629.2)   (1,086.0)
                                                              --------    --------   ---------
          Total.............................................  $2,276.9    $2,925.0   $ 5,201.9
                                                              ========    ========   =========

Push-Down Accounting Adjustments

The following is a description of accounting adjustments made to reflect push-down accounting on our financial statements. These adjustments were based on management's estimates of the value of the tangible and intangible assets acquired:

     - As a result of push-down accounting, we recorded in the second quarter of 1999 a charge of $1,147.3 million. This charge includes a non-cash charge of $752.5 million for in-process research and development, $284.5 million of compensation expense related to Genentech's early cash settlement of certain employee stock options and an aggregate of approximately $102.3 million of non-cash compensation expense in connection with the modification and remeasurement, for accounting purposes, of continuing employee stock options, which represents the difference between each applicable option exercise price and the redemption price of the Special Common Stock. (You should read "Stock Option Changes" note for further information on these charges.) In addition, we recognized $20.3 million of gains related to the write-up of marketable securities as a result of push-down accounting.

     - We recorded an income tax benefit of $113.8 million related to the above early cash settlement of certain employee stock options. The income tax benefit reduced the current tax payable in other accrued liabilities by $56.9 million and reduced long-term deferred income taxes by $56.9 million.

     - The estimated useful life of the inventory adjustment to fair value is approximately one year based upon the expected time to sell inventories on hand at June 30, 1999. The entire inventory adjustment related to Roche's 1990 through 1997 purchases was reflected as a charge to retained earnings.

     - An adjustment was made to record the fair value of land as a result of the Redemption. There were no such adjustments for the purchase periods from 1990 through 1997.

     - $1,091.2 million of goodwill, which reflects Roche's 1990 through 1997 purchases less related accumulated amortization of $613.6 million through June 30, 1999, was recorded as a charge to retained earnings. Included in goodwill is $456.8 million related to the recording of deferred tax liabilities. Deferred taxes were recorded for the adjustment to fair value for other intangible assets and inventories as a result of Roche's 1990 through 1997 purchases. The deferred tax liability was calculated based on a marginal tax rate of 40%. The goodwill related to the 1990 through 1997 purchases is amortized over 15 years.

     - $1,228.4 million of goodwill was recorded as a result of the Redemption. Included in goodwill is $629.2 million related to the recording of deferred tax liabilities. Deferred taxes were recorded for the adjustment to fair value for other intangible assets, inventories and land. The deferred tax liability was calculated based on a marginal tax rate of 40%

                                GENENTECH, INC.
   NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

       and has been allocated between short- and long-term classifications to match the asset classifications. The goodwill related to the Redemption is amortized over 15 years.

     - The existing deferred tax asset valuation allowance of $62.8 million was eliminated at June 30, 1999 related to the tax benefits of stock option deductions which have been realized and credited to paid-in capital as a result of establishing deferred tax liabilities under push-down accounting.

     - The redemption of our Special Common Stock and the issuance of new shares of common stock to Roche resulted in substantially the same number of total shares outstanding as prior to the Redemption.

     - The excess of purchase price over net book value of $2,276.9 million for 1990 through 1997 and $2,925.0 million in 1999, and $102.3 million for the remeasurement of continuing employee stock options at the remeasurement date was recorded in paid-in capital.

     - The following adjustments were made to retained earnings for the 1990 through 1997 purchase period (in millions):

                                                                     ---------
                                                                     1990-1997
                                                                     PURCHASES
                                                                     ---------
      In-process research and development.........................   $  (500.5)
      Amortization of goodwill, intangibles and fair value
        adjustment to inventories, net of tax.....................    (1,221.8)
                                                                     ---------
                Total adjustment to retained earnings.............   $(1,722.3)
                                                                     =========

     - The tax provision benefit of $94.5 million for the second quarter of 1999 consists of tax expense of $51.8 million on pretax income before push-down accounting of $109.3 million and a benefit of $146.3 million related to the income and deductions attributable to push-down accounting.

     - $1,040.0 million of other intangible assets, which reflects Roche's 1990 through 1997 purchases less related accumulated amortization of $911.5 million of those assets through June 30, 1999, was recorded as a charge to retained earnings. The components of other intangible assets related to these purchases and their estimated lives are as follows (in millions):

                                                                    -----------------------------------
                                                                      FAIR     ACCUMULATED    ESTIMATED
                                                                     VALUE     AMORTIZATION     LIFE
                                                                    --------   ------------   ---------
      Developed product technology................................  $  429.0      $361.8         10
      Core technology.............................................     240.5       202.9         10
      Developed license technology................................     292.5       286.9          6
      Trained and assembled workforce.............................      32.5        31.6          7
      Tradenames..................................................      39.0        21.9         15
      Key distributor relationships...............................       6.5         6.4          5
                                                                    --------      ------
                                                                    $1,040.0      $911.5
                                                                    ========      ======

                                GENENTECH, INC.
   NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     - $1,370.5 million of other intangible assets was recorded as a result of the Redemption. The components of other intangible assets related to the Redemption and their estimated lives are as follows (in millions):

                                                              --------------------
                                                                FAIR     ESTIMATED
                                                               VALUE       LIFE
                                                              --------   ---------
  Developed product technology..............................  $  765.0          10
  Core technology...........................................     203.0          10
  Developed license technology..............................     175.0           6
  Trained and assembled workforce...........................      49.0           7
  Tradenames................................................     105.0          15
  Key distributor relationships.............................      73.5           5
                                                              --------
                                                              $1,370.5
                                                              ========

     - $500.5 million and $752.5 million of in-process research and development was recorded as a result of Roche's 1990 through 1997 purchases and the Redemption, respectively. At the date of each purchase, Genentech concluded that technological feasibility of the acquired in-process technology was not established and that the in-process technology had no future alternative uses. The amount related to the 1990 through 1997 purchases was charged to retained earnings in the unaudited condensed consolidated balance sheet at June 30, 1999. The amount related to the Redemption was charged to operations at June 30, 1999.

      The amounts assigned to in-process research and development were determined based upon an analysis employing the risk-adjusted cash flows expected to be generated by the products that result from the in-process projects. The analyses performed included forecasting future cash flow that was expected to result from the progress made on each of the in-process projects prior to the purchase dates. These cash flows were estimated by first forecasting, on a product-by-product basis, total revenues expected to result from sales of the first generation of each in-process product. From this amount, a portion of the gross in-process product revenues was removed to account for the contribution provided by any core technology, which was considered to benefit the in-process products. The net in-process revenue was then multiplied by the project's estimated percentage of completion as of the purchase dates to arrive at a forecast of net in-process research and development revenues attributable to projects completed prior to the purchase dates. From this forecast, appropriate operating expenses, cash flow adjustments and contributory asset returns were deducted to arrive at a forecast of net returns on the completed portion of the in-process technology. Finally, these net returns were discounted to a present value at discount rates that incorporate both the weighted average cost of capital (relative to the biotech industry and Genentech) as well as the product-specific risk associated with the purchased in-process research and development products. The product specific risk factors considered include where each product is in each phase of development, type of molecule under development, likelihood of regulatory approval, manufacturing process capability, scientific rationale, pre-clinical safety and efficacy data, target product profile and development plan. The discount rates employed ranged from 16% to 19% for the 1999 valuation and 20% to 28% for the 1990 purchase valuation, all of which represent a significant risk premium to Genentech's weighted average cost of capital.

      The forecast data employed in the analyses was based upon internal product level forecast information maintained by Genentech management in the ordinary course of managing its business. The inputs used by Genentech in analyzing in-process research and development were based upon assumptions, which Genentech believes to be reasonable but which are inherently uncertain and unpredictable. These assumptions may be incomplete or inaccurate, and no assurance can be given that unanticipated events and circumstances will not occur.

NOTE 3--RELATIONSHIP WITH ROCHE HOLDINGS, INC.

On June 30, 1999, Roche exercised its option to cause us to redeem all of our Special Common Stock held by stockholders, other than Roche, at a price of $82.50 per share in cash with funds deposited by Roche for such purpose and we retired all of the shares of Special Common Stock including those held by Roche. As a result, Roche owned 100% of our outstanding

                                GENENTECH, INC.
   NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

common stock. On July 23, 1999, Roche completed a public offering of 22,000,000 shares of our common stock and received all of the proceeds from the offering. After the completion of the offering, Roche's percentage ownership of our outstanding common stock was reduced from 100% to approximately 82.4% at July 31, 1999. Our common stock began trading on the New York Stock Exchange under the symbol "DNA" on July 20, 1999.

In connection with the July 1999 offering, we entered into certain affiliation arrangements with Roche, amended our licensing and marketing agreement with F. Hoffmann-La Roche Ltd, an affiliate of Roche commonly known as Hoffmann-La Roche, and entered into a tax sharing agreement with Roche.

Affiliation Arrangements

We have amended our certificate of incorporation and bylaws and entered into an affiliation agreement with Roche. As a result, the size and composition of our board of directors changed to consist of two Roche directors, three independent directors nominated by a nominating committee currently controlled by Roche, and one Genentech employee. However, under the new affiliation agreement, Roche will have the right to obtain proportional representation on our board at any time. Roche intends to continue to allow our current management to conduct our business and operations as we have done in the past. However, we cannot ensure that Roche will not implement a new business plan in the future.

Licensing Agreement

In 1995, we entered into a licensing and marketing agreement with Hoffmann-La Roche and its affiliates granting it a ten-year option to license to use and sell products in non-U.S. markets. In connection with the offering, we amended that agreement, the major provisions of which include:

     - extended Hoffmann-La Roche's option until at least 2015;

     - Hoffmann-La Roche may exercise its option to license our products upon the occurrence of any of the following: (1) our decision to file an Investigational New Drug exemption application, or IND, for a product,
       (2) completion of a Phase II trial for a product or (3) if Hoffmann-La Roche previously paid us a fee of $10 million to extend its option on a product, completion of a Phase III trial for that product;

     - we have agreed, in general, to manufacture for and supply to Hoffmann-La Roche its clinical requirements of our products at cost, and its commercial requirements at cost plus a margin of 20%; however, Hoffmann-La Roche will have the right to manufacture our products under certain circumstances;

     - Hoffmann-La Roche has agreed to pay, for each product for which Hoffmann-La Roche exercises its option upon either a decision to file an IND with the U.S. Food and Drug Administration, or FDA, or completion of the Phase II trials, a royalty of 12.5% on the first $100 million on its aggregate sales of that product and thereafter a royalty of 15% on its aggregate sales of that product in excess of $100 million until the later in each country of the expiration of our last relevant patent or 25 years from the first commercial introduction of that product; and

     - Hoffmann-La Roche will pay, for each product for which Hoffmann-La Roche exercises its option after completion of the Phase III trials, a royalty of 15% on its sales of that product until the later in each country of the expiration of our relevant patent or 25 years from the first commercial introduction of that product; however, $5 million of any option extension fee paid by Hoffmann-La Roche will be credited against royalties payable to us in the first calendar year of sales by Hoffmann-La Roche in which aggregate sales of that product exceed $100 million.

Tax Sharing Agreement

Since the redemption of our Special Common Stock, we have been included in Roche's U.S. federal consolidated income tax group. As a result, our tax liability will be included in the consolidated federal income tax liability of Roche and its subsidiaries as long as Roche holds at least an 80% ownership interest in our common stock. We also will be included with Roche and/or one or more Roche subsidiaries in consolidated or combined income tax groups for certain state and local tax jurisdictions. Accordingly, we have entered into a tax sharing agreement with Roche. Pursuant to the tax sharing agreement, we and Roche will make payments so that the net amount paid by us on account of Roche's consolidated or combined taxes

                                GENENTECH, INC.
   NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

will be determined as though Genentech had filed separate, stand-alone income tax returns as the common parent of a group of corporations rather than a consolidated subsidiary of Roche.

Roche's Right to Maintain its Percentage Ownership Interest in our Stock

We expect from time to time to issue additional shares of common stock in connection with our stock option and stock purchase plans, and we may issue additional shares for other purposes. In order to preserve our status as a member of Roche's consolidated federal income tax group, the affiliation agreement will require us to, among other things, establish a stock repurchase program designed to maintain Roche's percentage ownership interest in our common stock. In addition, Roche will have a continuing option to buy stock from us at prevailing market prices to maintain its percentage ownership interest.

NOTE 4--STOCK OPTION CHANGES

In connection with the redemption of our Special Common Stock, the following changes have occurred with respect to our stock options that were outstanding as of June 30, 1999:

     - Options for the purchase of approximately 6.8 million shares of Special Common Stock were canceled in accordance with the terms of the applicable stock option plans, and the holders received cash payments in the amount of $82.50 per share, less the exercise price;

     - Options for the purchase of approximately 4.0 million shares of Special Common Stock were converted into options to purchase a like number of shares of common stock at the same exercise price; and

     - Options for the purchase of approximately 4.9 million shares of Special Common Stock were canceled, in accordance with the terms of our 1996 Stock Option/Stock Incentive Plan (the "1996 Plan"). With certain exceptions, we granted new options for the purchase of 1.333 times the number of shares under the previous options with an exercise price of $97 per share, which was the public offering price of the common stock. The number of shares that were the subject of these new options, which were issued under our 1999 Stock Plan (the "1999 Plan"), was approximately 5.0 million. Alternative arrangements were provided for certain holders of some of the unvested options under the 1996 Plan.

In connection with these stock option transactions, we recorded or expect to record:

     - In the quarter ended June 30, 1999, (1) cash compensation expense of approximately $284.5 million associated with the cash-out of such stock options and (2) non-cash compensation expense of approximately $102.3 million associated with the remeasurement, for accounting purposes, of the converted options, which non-cash amount represents the difference between each applicable option exercise price and the redemption price of the Special Common Stock;

     - In the quarter ending September 30, 1999, non-cash compensation expense of approximately $57.8 million associated with the remeasurement, for accounting purposes, of the converted options, which non-cash amount represents the difference between the $82.50 redemption price of the Special Common Stock and the $97 public offering price of the common stock; and

     - Over a two-year period, an aggregate of $27.4 million available to be earned by a limited number of employees who elected the alternative arrangements described above.

NOTE 5--RELATED PARTY TRANSACTIONS

Genentech entered into a license agreement with Immunex Corporation that grants rights under Genentech's immunoadhesin patent portfolio to Immunex for its product Enbrel(R) (etanercept) biologic response modifier. In exchange for a worldwide, co-exclusive license covering fusion proteins such as Enbrel, Immunex paid Genentech an initial non-refundable license fee which was recorded in contract revenues net of a portion to be paid to Roche pursuant to an agreement between Roche and Genentech.

                                GENENTECH, INC.
   NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 6--LONG-TERM DEBT

Our long-term debt consists of $150.0 million of convertible subordinated debentures, with interest payable at 5%, due in 2002. Prior to the redemption of our Special Common Stock, the debentures were convertible, at the option of the holder, into one-half share of our Special Common Stock and $18 in cash, for each $74 in principal amount of debenture converted. As a result of the redemption of our Special Common Stock, upon conversion, the holder receives, for each $74 in principal amount of debenture converted, $59.25 in cash, which represents one-half of the $82.50 redemption price and $18 in cash. The $18 in cash is reimbursed by Roche to us. Generally, we may redeem the debentures until maturity.

NOTE 7--NEW ACCOUNTING STANDARDS

In July 1999, the Financial Accounting Standards Board (FASB) announced the delay of the effective date of Statement of Financial Accounting Standards (FAS) 133, "Accounting for Derivative Instruments and Hedging Activities," for one year, to the first quarter of 2001. FAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires companies to recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting under FAS 133. We are currently evaluating the impact of FAS 133 on our financial position and results of operations.

At the end of March 1999, the FASB issued a proposed Interpretation of Accounting Principles Board Opinion number 25, "Accounting for Certain Transactions involving Stock Compensation" (proposal). This proposal would be effective upon issuance of the final interpretation, which is expected in the fourth quarter of 1999, but generally would cover events that occur after December 15, 1998. To the extent that events covered by this proposal occur during the period after December 15, 1998, but before issuance of the final interpretation, the effects of applying this proposal would be recognized on a prospective basis from the effective date. The potential impact of this proposal may be significant in relation to non-employee director stock options and stock option repricings. We are currently evaluating the impact of this proposal on our financial position and results of operations.

NOTE 8--EARNINGS PER SHARE

The following is a reconciliation of the numerator and denominators of the basic and diluted earnings per share (EPS) computations for the six-month periods ended June 30, 1999 and 1998 (in thousands).

                                                              ---------------------
                                                                   SIX MONTHS
                                                                 ENDED JUNE 30,
                                                              ---------------------
                                                                1999         1998
                                                              ---------    --------
Numerator:
  Net income (loss) -- numerator
  for basic and diluted EPS:................................  $(908,777)   $ 81,391
                                                              =========    ========
Denominator:
  Denominator for basic EPS -- weighted-average shares......    128,092     125,179
  Effect of dilutive securities:
  Stock options.............................................         --       4,112
                                                              ---------    --------
  Denominator for diluted EPS -- adjusted weighted-average
     shares and assumed conversions.........................    128,092     129,291
                                                              =========    ========

Options to purchase 1,580,150 shares of Special Common Stock between $68.19 per share and $68.38 per share were outstanding in the six-month period ended June 30, 1998, but were not included in the computations of diluted EPS because the options were anti-dilutive.

                                GENENTECH, INC.
   NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

In the six-month period ended June 30, 1998, we had convertible subordinated debentures that were convertible to 1,013,514 shares of Special Common Stock. These were not included in the computations of diluted EPS because they were anti-dilutive. As a result of the Redemption, the convertible subordinated debentures are no longer convertible to Special Common Stock. For further information, you should read "Long-term Debt" note in the Notes to Condensed Consolidated Financial Statements above.

NOTE 9.--COMPREHENSIVE INCOME

We adopted FAS 130, "Reporting Comprehensive Income," in 1998. Comprehensive income is comprised of net income and other comprehensive income. Our other comprehensive income includes unrealized holding gains and losses on its available-for-sale securities, which were reported separately in stockholders' equity, and included in accumulated other comprehensive income. For the six months ended June 30, 1999, comprehensive income (loss) was $(930.3) and $66.3 for the comparable period in 1998.

NOTE 10 -- LEGAL PROCEEDINGS

We are a party to various legal proceedings, including patent infringement cases involving human growth hormone products, antibody products and other matters.

In July 1997, an action was filed in the U.S. District Court for the Northern District of California alleging that our manufacture, use and sale of Nutropin human growth hormone products infringes a patent known as the "Goodman Patent," owned by the Regents of the University of California, or UC. This action is substantially the same as a previous action filed in 1990 against us by UC alleging that our manufacture, use and sale of Protropin recombinant human growth hormone infringes the Goodman Patent. The 1997 case had been stayed until recently, as described below.

In May 1999, the 1990 case was submitted to the jury and, on June 2, 1999, the jury announced its findings. While the jury found that the Goodman Patent was valid, the jurors could not agree among themselves whether our manufacture, use or sale of Protropin infringed the Goodman Patent, although the jury publicly reported that it voted 8-1 in favor of UC. Because the jury could not reach a unanimous decision, no finding of infringement was made and there is no current legal basis for us to be held liable to UC for any claim of damages. On June 22, 1999, the judge held a hearing known as a status conference to discuss further proceedings relating to the 1990 and 1997 cases. At that time, Genentech renewed its request that the judge hold a non-jury trial and decide whether UC defrauded the U.S. Patent and Trademark Office when obtaining the Goodman Patent. The judge has previously denied a request by UC that this defense be thrown out of the case for lack of merit. A favorable ruling by the judge in any such trial would render the Goodman Patent unenforceable. On July 1, 1999, the judge issued a written decision setting the schedule for further proceedings. The judge consolidated the 1990 and 1997 cases for a jury trial to begin on January 3, 2000. The issues of infringement and willfulness will be tried to the jury first, and only if the jury finds liability would the issue of damages be tried. Pursuant to the judge's decision, that jury trial is to be followed immediately by a court trial of Genentech's fraud (inequitable conduct) claim against UC. In addition, UC made a motion for entry of a judgment as a matter of law (a "directed verdict") that Genentech's manufacture, use or sale of Protropin infringes the Goodman Patent notwithstanding the lack of unanimous jury verdict on that issue. The judge scheduled a hearing for July 23, 1999 to discuss that motion. On July 15, 1999, the judge issued a written decision denying UC's motion for a directed verdict, and the judge canceled the July 23, 1999 hearing.

On May 28, 1999, Glaxo Wellcome Inc. filed a patent infringement lawsuit against us in the U.S. District Court in Delaware. That suit asserts that we infringe four U.S. patents owned by Glaxo Wellcome. Two of the patents relate to the use of specific kinds of monoclonal antibodies for the treatment of human disease, including cancer. The other two patents asserted against us relate to preparations of specific kinds of monoclonal antibodies which are made more stable and the methods by which such preparations are made. We have been served with the complaint. The complaint fails to specify which of our products or methods of manufacture are allegedly infringing the four patents at issue. However, we believe that the suit relates to the manufacture, use and sale of our Herceptin and Rituxan antibody products. On July 19, 1999, we filed our answer to Glaxo Wellcome's complaint, and in our answer we also stated counterclaims against Glaxo Wellcome. The judge has scheduled the trial of this suit to begin January 29, 2001.

                                GENENTECH, INC.
   NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Based upon the nature of the claims made and the information available to date to us and our counsel through investigations and otherwise, we believe the outcome of these actions is not likely to have a material adverse effect on our financial position, result of operations or cash flows. However, were an unfavorable ruling to occur in any quarterly period, there exists the possibility of a material impact on the net income of that period.

In addition to the above, in April 1999, we agreed to make a $50 million payment to settle a federal investigation relating to our past clinical, sales and marketing activities associated with human growth hormone.

NOTE 11 -- INVENTORIES

As a result of push-down accounting, we wrote-up inventory by $186,181,000 of which $170,320,000 was allocated to work in process and $15,861,000 was allocated to finished goods. Inventories are summarized below (in thousands):

                                                              -----------------------
                                                              JUNE 30,   DECEMBER 31,
                                                                1999         1998
                                                              --------   ------------
Raw materials and supplies..................................  $ 21,678     $ 21,414
Work in process.............................................   270,981      106,383
Finished goods..............................................    31,814       20,829
                                                              --------     --------
          Total.............................................  $324,473     $148,626
                                                              ========     ========

NOTE 12 -- SUBSEQUENT EVENT

We and the City of Hope Medical Center are parties to a 1976 agreement relating to work conducted by two City of Hope employees, Arthur Riggs and Keiichi Itakura, and patents resulting therefrom ("Riggs/Itakura Patents"). Since that time, Genentech has entered into license agreements with various companies to make, use and sell the products covered by the Riggs/Itakura Patents. On August 13, 1999, the City of Hope filed a complaint against us in the Superior Court in Los Angeles County, California alleging that we owe royalties to the City of Hope in connection with these license agreements, as well as product license agreements that involve the grant of licenses under the Riggs/Itakura Patents. The complaint states claims for declaratory relief, breach of contract, breach of implied covenant of good faith and fair dealing, and breach of fiduciary duty. We have not yet filed our answer to the complaint.

Based upon the nature of the claims made and the information available to date to us and our counsel through investigations and otherwise, we believe the outcome of this action is not likely to have a material adverse effect on our financial position, result of operations or cash flows. However, were an unfavorable ruling to occur in any quarterly period, there exists the possibility of a material impact on the net income of that period.

                                  [Genentech]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

                                                              ----------
                                                                AMOUNT
                                                              TO BE PAID
                                                              ----------
Registration fee............................................  $  932,499
NASD Filing fee.............................................      30,500
Transfer agent's fees.......................................      20,000
Printing and engraving expenses.............................     250,000
Legal fees and expenses.....................................     375,000
Accounting fees and expenses................................     375,000
Miscellaneous...............................................     117,001
                                                              ----------
          Total.............................................  $2,100,000
                                                              ==========

---------------
Each of the amounts set forth above, other than the registration fee and the NASD filing fee, is an estimate. Genentech is responsible for all expenses except that Roche Holdings, Inc. has agreed to pay certain expenses to be directly incurred by Roche.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our certificate of incorporation limits, to the fullest extent permitted by Delaware corporate law, the personal liability of directors for monetary damages for breach of their fiduciary duties.

Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") provides, in summary, that directors and officers of Delaware corporations are entitled, under certain circumstances, to be indemnified against all expenses and liabilities (including attorneys' fees) incurred by them as a result of suits brought against them in their capacity as a director or officer, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful; provided, that no indemnification may be made against expenses in respect of any claim, issue or matter as to which they shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, they are fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Any such indemnification may be made by the corporation only as authorized in each specific case upon a determination by the stockholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct.

Our board of directors may provide similar indemnification to our officers, employees and agents as they deem appropriate and as authorized by Delaware law. We may purchase insurance on behalf of any director, officer, employee or agent against any expense incurred by such person in his or her capacity.

Our certificate of incorporation also provides that Roche and the officers or directors of Roche will not be presumed liable to us or our stockholders for breach of any fiduciary duty or duty of loyalty, failure to act in the best interests of Genentech, or receipt of any improper personal benefit, simply because Roche or any director or officer of Roche, in good faith, takes any action, exercises any right or gives or withholds any consent with respect to any agreement or contract between Roche and Genentech.

In addition, Roche will not be liable to us or our stockholders for breach of any fiduciary duty if Roche pursues or acquires a potential corporate opportunity of ours or does not inform us of a potential corporate opportunity. If a director, officer or employee of Genentech who is also a director, officer or employee of Roche knows of a potential transaction or matter that may be a corporate opportunity both for Genentech and Roche, the director, officer or employee is entitled to offer the corporate opportunity to us or Roche as the director, officer or employee deems appropriate under the circumstances in his sole discretion, and no such director, officer or employee will be liable to us or our stockholders for breach of any fiduciary duty or duty of loyalty or failure to act in our best interests or the derivation of any improper personal benefit by reason of the fact that such director, officer or employee offered such corporate opportunity to Roche (rather than to us) or did not communicate information regarding such corporate opportunity to us, or Roche pursues or acquires such corporate opportunity for itself or directs such corporate opportunity to another person or does not communicate the corporate opportunity to us.

Neither Roche nor any officer or director thereof shall be liable to us or our stockholders for breach of any fiduciary duty or duty of loyalty or failure to act in (or not opposed to) our best interests or the derivation of any improper personal benefit by reason of the fact that Roche or an officer of director thereof in good faith takes any action or exercises any rights or gives or withholds any consent in connection with any agreement or contract between Roche and Genentech. No vote cast or other action taken by any person who is an officer, director or other representative of Roche, which vote is cast or action is taken by such person in his capacity as a director of Genentech, shall constitute an action of or the exercise of a right by or a consent of Roche for the purpose of any such agreement or contract.

ITEM 16.  EXHIBITS

(a) The following exhibits are filed as part of this Registration Statement:


EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
   1      --   Form of Underwriting Agreement*
   5      --   Opinion of Davis Polk & Wardwell*
  15.1    --   Letter re: Unaudited Interim Financial Information*
  23.1    --   Consent of Ernst & Young LLP, Independent Auditors*
  23.2    --   Consent of Davis Polk & Wardwell (included in Exhibit 5)*
  24.1    --   Power of Attorney (included on signature page)*


---------------
* Previously filed.

(b) The financial statement schedule included in the company's Annual Report on Form 10-K for the year ended December 31, 1998 has been incorporated by reference.

ITEM 17.  UNDERTAKINGS

The undersigned hereby undertakes:

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 15 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South San Francisco, State of California, on the 20th day of October, 1999.


                                        GENENTECH, INC.

                                        By: /s/ STEPHEN G. JUELSGAARD
                                         ---------------------------------------
                                            Name: Stephen G. Juelsgaard
                                            Title: Senior Vice President,
                                                   General Counsel and
                                                   Secretary


Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                              TITLE                              DATE
                      ---------                                              -----                              ----

                          *                                Principal Executive Officer and Director       October 20, 1999
-----------------------------------------------------
                 Arthur D. Levinson

                          *                                       Principal Financial Officer             October 20, 1999
-----------------------------------------------------
                Louis J. Lavigne, Jr.

                          *                                      Principal Accounting Officer             October 20, 1999
-----------------------------------------------------
                   John M. Whiting

                          *                                                Director                       October 20, 1999
-----------------------------------------------------
                  Herbert W. Boyer

                          *                                                Director                       October 20, 1999
-----------------------------------------------------
                   Franz B. Humer

                          *                                                Director                       October 20, 1999
-----------------------------------------------------
                Jonathan K.C. Knowles

                                                                           Director
-----------------------------------------------------
                 Charles A. Sanders

                          *                                                Director                       October 20, 1999
-----------------------------------------------------
                    Mark Richmond

           *By: /s/ STEPHEN G. JUELSGAARD
  -------------------------------------------------
                Stephen G. Juelsgaard
                  Attorney-in-fact